FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 0-23696

RADICA GAMES LIMITED
(Translation of registrant’s name into English)

Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

          Form 20-F      X              Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                   No     X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

          Contents:

          1. Proxy Statement, dated August 24, 2006, related to the Special General Meeting of Shareholders for the purpose of approving the Agreement and Plan of Amalgamation, dated July 25, 2006, among Mattel Foreign Holdings, Ltd, Mattel Enterprises, Ltd, Radica Games Limited and, solely with respect to Section 6.13, Mattel, Inc.

     This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526 and No. 333-79005).

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Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADICA GAMES LIMITED

Date:	August 24, 2006	/s/ Craig D. Storey
Craig D. Storey
Chief Accounting Officer

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RADICA GAMES LIMITED
SUITE V, 6/F., 2-12 AU PUI WAN STREET FO TAN, HONG KONG

SPECIAL GENERAL MEETING OF SHAREHOLDERS

August 24, 2006

Dear Shareholders:

     You are invited to attend a special general meeting of shareholders of Radica Games Limited (“Radica”) at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101, on September 29, 2006, at 11:00 a.m., Pacific Daylight Time. At the special general meeting, you will be asked to consider and adopt a resolution approving the Agreement and Plan of Amalgamation, dated as of July 25, 2006, among Radica Games Limited, Mattel Foreign Holdings, Ltd., Mattel Enterprises, Ltd. and, solely with respect to specified provisions thereof, Mattel, Inc.

     The amalgamation agreement contemplates a transaction whereby Mattel Enterprises, Ltd., a wholly owned subsidiary of Mattel Foreign Holdings, Ltd., which in turn is a wholly owned subsidiary of Mattel, Inc., would be amalgamated with Radica. Upon completion of the amalgamation, each share of Radica common stock will be cancelled and converted into the right to receive $11.55 in cash. Shareholders that comply with necessary procedural requirements to perfect their dissenters’ rights may seek court appraisal of the fair value of their shares.

     The affirmative vote of the holders of three-fourths of the Radica common stock voting at the special general meeting is necessary to adopt the amalgamation proposal. Pursuant to a Voting Agreement, dated as of July 25, 2006, by and among Mattel Foreign Holdings, Ltd. and the shareholders party thereto, certain Radica shareholders have agreed to vote shares constituting approximately 40% of Radica’s outstanding shares in favor of the amalgamation proposal and against any alternative proposal whereby Radica would sell or transfer 25% or more of its equity securities or its consolidated assets or engage in a merger, reorganization, share exchange, consolidation, amalgamation or similar transaction, among other restrictions. The voting agreement will terminate under certain circumstances summarized in the enclosed proxy statement.

     In accordance with Radica’s bye-laws, the Board of Directors has fixed the close of business on August 18, 2006, as the record date for the purpose of determining shareholders entitled to receive notice of and to vote at the special general meeting or any adjournments or postponements thereof. The share register will not be closed.

     On July 25, 2006, the Board of Directors of Radica unanimously (i) determined that the amalgamation and the amalgamation agreement are advisable and that the amalgamation is fair to, and in the best interests of, Radica and its shareholders, (ii) approved the amalgamation, the amalgamation agreement and the transactions contemplated thereby and (iii) recommended that Radica shareholders vote to adopt the amalgamation agreement and to approve the amalgamation.

     The enclosed proxy statement provides you with a summary of the amalgamation agreement and the amalgamation, and provides additional information about the parties involved. If the Radica shareholders approve the amalgamation proposal, the closing of the amalgamation will occur as promptly as practicable after the special general meeting, subject to the satisfaction or waiver of the conditions to the closing of the amalgamation.

     YOUR VOTE IS VERY IMPORTANT. Therefore, whether or not you plan to attend the special general meeting in person, please sign and return the enclosed proxy in the envelope provided. If you attend the special general meeting and desire to vote in person, you may do so even though you have previously sent a proxy.

By Order of the Board of Directors,

Patrick S. Feely
Chief Executive Officer

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the fairness or merits of this transaction or passed upon the accuracy or adequacy of the disclosure in this document. Any representation to the contrary is a criminal offense.

     This proxy statement, dated August 24, 2006, will first be mailed to shareholders on or about August 28, 2006.

RADICA GAMES LIMITED
SUITE V, 6/F., 2-12 AU PUI WAN STREET FO TAN, HONG KONG

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 29, 2006

     NOTICE IS HEREBY GIVEN that a special general meeting of shareholders of Radica Games Limited, a Bermuda company, will be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101, on September 29, 2006, at 11:00 a.m., Pacific Daylight Time. A proxy card and a proxy statement for the special general meeting are enclosed.

The special general meeting is for the purpose of:

1. Considering and voting to (i) approve the amalgamation of Mattel Enterprises, Ltd. and Radica Games Limited, and (ii) adopt the Agreement and Plan of Amalgamation, dated as of July 25, 2006, among Radica Games Limited, Mattel Enterprises, Ltd., Mattel Foreign Holdings, Ltd., and, with respect to specified provisions of the amalgamation agreement, Mattel, Inc. A copy of the amalgamation agreement is attached as Annex A to the accompanying proxy statement.

2. Approving adjournments or postponements of the special general meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special general meeting to adopt the amalgamation agreement.

3. Transacting such other business as may properly come before the special general meeting and any adjournments thereof. At present, our Board of Directors is not aware of any other business that will be presented for consideration at the special general meeting.

     Approval of the amalgamation proposal requires the affirmative vote of the holders of three-fourths of the Radica common stock voting at the special general meeting. Pursuant to a voting agreement, certain Radica shareholders have agreed with Mattel Foreign Holdings, Ltd. to vote shares constituting approximately 40% of Radica’s outstanding shares in favor of the amalgamation proposal and against any alternative proposal whereby Radica would sell or transfer 25% or more of its equity securities or its consolidated assets or engage in a merger, reorganization, share exchange, consolidation, amalgamation or similar transaction, among other restrictions. Subject to certain exceptions, the voting agreement will terminate upon the earlier of (i) the effective time of the amalgamation or (ii) the elapsing of nine months following termination of the amalgamation agreement; provided, however, that if Radica enters into a definitive agreement with respect to an alternative acquisition proposal during such nine month period, the voting agreement will terminate upon the termination or consummation of such definitive agreement.

     In accordance with Radica’s bye-laws, the Board of Directors has fixed the close of business on August 18, 2006 as the record date for the purpose of determining shareholders entitled to receive notice of, and to vote at, the special general meeting or any adjournments or postponements thereof. The share register will not be closed.

     The Board of Directors of each of Radica and Mattel Enterprises, Ltd. has determined that the price of $11.55 per share to be paid by Mattel Enterprises, Ltd. upon consummation of the amalgamation constitutes fair value for Radica’s common stock. Under Bermuda law, shareholders of Radica are eligible to exercise dissenters’ rights in connection with the amalgamation. Shareholders that do not vote in favor of the amalgamation and who are not satisfied that they have been offered fair value for their shares (and comply with necessary procedural requirements) may seek court appraisal of the fair value of their shares. For a description of dissenters’ rights and the procedures to be followed to assert them, shareholders should review the provisions of Section 106(6) of the Bermuda Companies Act 1981. A copy of these provisions is included as Annex D to the accompanying proxy statement.

     All shareholders are cordially invited to attend the special general meeting in person. A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to Radica’s bye-laws, vote in his stead. A proxy need not be a shareholder of our company. Whether or not you plan to attend, please carefully read the accompanying proxy statement, and mark, date, sign and return the enclosed proxy card in the accompanying reply envelope. You may revoke your proxy at any time prior to the special general meeting. If you attend the special general meeting and vote by ballot, your proxy vote will be revoked automatically and only your vote at the special general meeting will be counted.

     YOUR VOTE IS VERY IMPORTANT. Therefore, whether or not you plan to attend the special general meeting in person, please sign and return the enclosed proxy in the envelope provided. If you attend the special general meeting and desire to vote in person, you may do so even though you have previously sent a proxy.

By Order of the Board of Directors

Patrick S. Feely
Chief Executive Officer

August 24, 2006

ADDITIONAL INFORMATION

     Radica Games Limited and Mattel, Inc. are each subject to the informational requirements of the Securities Exchange Act of 1934. Each company files or furnishes reports, proxy statements and other information with the Securities and Exchange Commission.

     You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Section at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website, located at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

     If you have questions about the special general meeting or the amalgamation of Radica Games Limited with Mattel Foreign Holdings, Ltd. after reading this proxy, or if you would like additional copies of this proxy statement or the proxy card, you should contact Radica Enterprises, Ltd., 13628-A Beta Road, Dallas, Texas 75244, Attention: Chief Executive Officer.

     We refer in this proxy statement to Radica Games Limited as Radica, to Mattel Foreign Holdings, Ltd. as Mattel Foreign Holdings, to Mattel Enterprises, Ltd. as Mattel Enterprises and to Mattel, Inc. as Mattel.

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FORWARD-LOOKING STATEMENTS

     This proxy statement includes statements that are not historical facts. These statements are “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) based, among other things, on our current plans and expectations relating to analyses of value and expectations of anticipated growth in the future and future success under various circumstances. As such, these forward-looking statements involve uncertainty and risk. Statements in this proxy statement with respect to our plans, objectives, expectations and intentions and other statements that are not historical facts are hereby identified as forward-looking statements. These forward-looking statements include, without limitation, statements identified by words such as “believes”, “expects”, “anticipates”, estimates”, “intends”, “plans”, “projects”, “may”, “likely” and similar expressions. These forward-looking statements, wherever they occur in this proxy statement, are necessarily estimates reflecting the reasonable judgment of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

     Certain factors that could cause our results to differ materially from those described in the forward looking statements include:

  Radica’s ability to obtain the shareholder and regulatory approvals required for the amalgamation;

  the occurrence or non-occurrence of the other conditions to the closing of the amalgamation;

  the timing of the closing of the amalgamation;

  legislative or regulatory developments that could have the effect of delaying or preventing the amalgamation;

  the impact of the pending amalgamation on our ongoing operations; and

  additional risks and uncertainties not presently known to us.

     Additional factors that could cause our results to differ materially from those described in the forward looking statements can be found in our reports (such as Annual Reports on Form 20-F, and Current Reports on Form 6-K) filed with the SEC, which are available at the SEC’s Internet site located at http://www.sec.gov.

     All subsequent written and oral forward looking statements concerning the proposed transaction or other matters attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. We do not undertake any obligation to update any forward looking statement to reflect circumstances or events that occur after the date the forward looking statement is made.

QUESTIONS AND ANSWERS ABOUT THE AMALGAMATION AND THE SPECIAL
GENERAL MEETING OF RADICA SHAREHOLDERS

     This summary highlights important and material information from this proxy statement but does not purport to be complete. To fully understand the amalgamation described in this proxy statement, you should read carefully the entire proxy statement. We have included section references to direct you to a more complete description of the topics contained in this summary.

Q:      What Am I Being Asked To Vote On?

A:      You are being asked to vote to adopt the amalgamation agreement entered into among Radica, Mattel Foreign Holdings, Mattel Enterprises and Mattel, which is a party to the amalgamation agreement solely for the purpose of Section 6.13 of the amalgamation agreement (in which section Mattel guarantees the obligations of Mattel Foreign Holdings and Mattel Enterprises under such agreement). Mattel Foreign Holdings and Mattel Enterprises each are indirect wholly owned subsidiaries of Mattel. Pursuant to the amalgamation agreement, Mattel Enterprises will be amalgamated with Radica and Radica will become a wholly owned subsidiary of Mattel. Upon consummation of the amalgamation your shares of common stock will be exchanged solely for the right to receive the consideration for such shares pursuant to the amalgamation agreement and you will no longer have a continuing equity interest in Radica. See “The Amalgamation Agreement—The Amalgamation” on page 27.

Q:      Why is Mattel a party to the amalgamation agreement?

A:      Mattel is a party to the amalgamation agreement as a guarantor of the obligations of Mattel Foreign Holdings and Mattel Enterprises under the amalgamation agreement, including the obligation of Mattel Foreign Holdings to pay the consideration you will receive in exchange for your shares of Radica common stock. Mattel being a party to the amalgamation agreement in this capacity provides assurance that an entity with sufficient assets and funds will be responsible for all the obligations due to be performed in favor of Radica and its shareholders pursuant to the amalgamation agreement.

Q:      What Will I Receive In The Amalgamation?

A:      Upon completion of the amalgamation, our shareholders will receive $11.55 in cash for each share of Radica common stock they own. Shareholders that do not vote in favor of the amalgamation and who are not satisfied that they have been offered fair value for their shares (and comply with necessary procedural requirements) may seek court appraisal of the fair value of their shares. See “The Amalgamation Agreement—The Amalgamation” on page 27 and “Dissenters’ Rights” on page 26.

Q:      Does The Radica Board of Directors Support The Amalgamation?

A:      Yes. On July 25, 2006, the Radica Board of Directors, or the Radica Board, unanimously (i) determined that the amalgamation and the amalgamation agreement are advisable and that the amalgamation is fair to, and in the best interests of, Radica and its shareholders, (ii) approved the amalgamation, the amalgamation agreement and the transactions contemplated thereby and (iii) recommended that Radica shareholders vote to adopt the amalgamation agreement and to approve the amalgamation. See “The Amalgamation—Reasons of Radica for the Amalgamation” and “Recommendation of Our Board of Directors” on pages 10 to 17.

Q:      Did The Radica Board Receive An Opinion From Its Financial Advisor?

A:      Yes. Navigant Capital Advisors, LLC, or Navigant Capital, delivered its written opinion, dated July 25, 2006, to the Radica Board to the effect that, as of such date and based upon and subject to the factors, qualifications, limitations and assumptions set forth therein, the $11.55 per share in cash to be received by the holders of the outstanding shares of Radica common stock pursuant to the amalgamation agreement, other than the executive officers and directors of Radica, is fair from a financial point of view to such holders. Navigant Capital expects to receive fees for its services in connection with the contemplated transaction, the principal portion of which is contingent upon consummation of the transaction.

The full text of the written opinion of Navigant Capital, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Radica shareholders should read the opinion in its entirety. Navigant Capital provided its opinion for the information and assistance of the Radica Board in connection with its consideration of the amalgamation. The Navigant Capital opinion is not a recommendation as to how any holder of Radica common stock should vote with respect to the amalgamation. See “The Amalgamation—Opinion of Radica’s Financial Advisor” on page 12.

Q:      When And Where Is The Special General Meeting?

A:      The special general meeting of shareholders of Radica will be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101, on September 29, 2006, at 11:00 a.m., Pacific Daylight Time. See “The Special General Meeting” on page 5.

Q:      Who Can Vote At The Radica Special General Meeting?

A:      You can vote at the special general meeting if you owned shares of Radica common stock at the close of business on August 18, 2006. As of the close of business on that day, approximately 19,408,951 shares were outstanding. See “The Special General Meeting” on page 5.

Q:      How Many Votes Are Required To Approve The Amalgamation Proposal?

A:      The affirmative vote of the holders of three-fourths of the Radica common stock voting at the special general meeting is required to approve the amalgamation proposal. Pursuant to the voting agreement, certain Radica shareholders have agreed with Mattel Foreign Holdings to vote shares constituting approximately 40% of Radica’s outstanding shares in favor of the amalgamation proposal and against any alternative proposal whereby Radica would sell or transfer 25% or more of its equity securities or its consolidated assets or engage in a merger, reorganization, share exchange, consolidation, amalgamation or similar transaction, among other restrictions. Subject to certain exceptions, the voting agreement will terminate upon the earlier of (i) the effective time of the amalgamation or (ii) the elapsing of nine months following termination of the amalgamation agreement; provided, however, that if Radica enters into a definitive agreement with respect to an alternative acquisition proposal during such nine month period, the voting agreement will terminate upon the termination or consummation of such definitive agreement. See “The Special General Meeting” beginning on page 5 and “The Voting Agreement” on page 37.

Q:      What Happens If I Do Not Vote?

A:      If a sufficient number of shareholders approve the amalgamation proposal, whether or not you vote for the amalgamation proposal, you will be paid the amalgamation consideration for your shares of

Radica common stock upon completion of the amalgamation. However, because approval of the amalgamation proposal requires the affirmative vote of the holders of three-fourths of Radica common stock voting at the special general meeting, if you attend the meeting or return your proxy but abstain from voting, your votes will be counted for quorum purposes but will not be included in the determination of the shares voting on the amalgamation proposal. See “The Special General Meeting” on page 5.

Q:      What Rights Do I Have If I Oppose The Amalgamation?

A:      Shareholders that do not vote in favor of the amalgamation and who are not satisfied that they have been offered fair value for their shares may seek court appraisal of the fair value of their shares, provided that they comply with the procedures of Section 106(6) of the Bermuda Companies Act 1981 included in its entirety as Annex D to this proxy statement. See “Dissenters’ Rights” on page 26.

Q:      When Will The Amalgamation Occur?

A:      The amalgamation will be completed after all of the conditions to completion of the amalgamation are satisfied or waived, including approval of the amalgamation proposal by the requisite shareholder vote. We intend to complete the amalgamation as promptly as possible following the special general meeting. See “The Amalgamation—Completion and Effectiveness of the Amalgamation” on page 23.

Q:      When Should I Send In My Share Certificates?

A:      After the special general meeting, you will be sent a letter of transmittal to complete and return to Computershare Shareholder Services, Inc., which is the paying agent. In order to receive the amalgamation consideration following the completion of the amalgamation, you must send the paying agent your validly completed letter of transmittal together with your Radica share certificates as instructed in the separate mailing.

Q:      When Can I Expect To Receive The Amalgamation Consideration For My Shares?

A:      Once you have submitted your properly completed letter of transmittal, Radica share certificates and other required documents, which will be sent to you in a separate mailing, to the paying agent, and the amalgamation has been completed, the paying agent will send you the amalgamation consideration. Radica will issue a press release once the amalgamation has been completed. See “The Amalgamation—Completion and Effectiveness of the Amalgamation” on page 23.

Q:      If You Complete The Amalgamation, What Will I Receive For My Stock Options?

A.      For each stock option granted pursuant to a Radica incentive plan (whether vested or unvested) you hold, you will receive the excess, if any, of $11.55 over the applicable per share exercise price of the stock option, less any applicable withholding tax.

Q:      What Do I Need To Do Now?

A:      Indicate your vote on your proxy card, sign and mail your proxy card in the enclosed reply envelope as soon as possible so that your shares may be represented at the special general meeting. You may revoke your proxy at any time prior to the special general meeting. The completion and return of the proxy card will not preclude you from attending and voting at the special general meeting, or any adjourned meeting, should you so wish. The meeting will take place on September 29, 2006. See “The Special General Meeting” on page 5.

Q:      If My Shares Are Held In “Street” Name By My Broker, Will My Broker Vote My Shares For Me?

A:      Your broker will vote your shares only if you instruct to your broker how to vote. You should instruct your broker to vote your shares by following the directions provided to you by your broker. Without instructions, your broker will not vote any of your shares held in “street” name and the broker non-votes will be counted for quorum purposes but will not be included in the determination of the shares voting on the amalgamation proposal. See “The Special General Meeting” on page 5.

Q:      Can I Change My Vote After I Have Mailed In My Proxy Card?

A:      Yes. You can change your vote at any time before your proxy is voted at the special general meeting. You can do so in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy to the Chief Executive Officer of Radica at the address given below. Second, you can request a new proxy card and complete it and send it to the Chief Executive Officer of Radica at the address given below. Third, you can attend the special general meeting and vote in person. You should send any written notice or request for a new proxy card to the attention of Chief Executive Officer, Radica Enterprises, Ltd., 13628-A Beta Road, Dallas, Texas 75244. See “The Special General Meeting” on page 5.

Q:      What Are The Tax Consequences Of The Amalgamation To Me?

A:      In general, your receipt of the amalgamation consideration will be a taxable transaction for U.S. federal income tax purposes and possibly for state, local and foreign income tax purposes as well. The tax consequences to you of the amalgamation will depend entirely upon your own financial and tax situation. You should consult your tax and legal advisors for a full understanding of the tax consequences to you of the amalgamation. See “The Amalgamation—Certain Federal Income Tax Consequences” on page 23.

Q:      Where Can I Find More Information About Radica and Mattel?

A:      Radica and Mattel file periodic reports and other information with the SEC. The information is available at the SEC’s public reference facilities and the Internet site maintained by the SEC at http://www.sec.gov. For a more detailed description of the information available, please see the section entitled “Additional Information” immediately following the notice of special general meeting of shareholders at the beginning of this proxy statement.

Q:      When Do You Expect The Amalgamation To Be Completed?

A:      We are working to complete the amalgamation as quickly as possible. We currently expect to complete the amalgamation in the fourth quarter of 2006. However, we cannot predict the exact timing of the completion of the amalgamation because the amalgamation is subject to various approvals, including clearance by U.S. and German governmental antitrust authorities.

Q:      Who Can Answer Further Questions?

A:      If you would like additional copies of this proxy statement or a new proxy card or if you have questions about the amalgamation, you should contact Radica Enterprises, Ltd., 13628-A Beta Road, Dallas, Texas 75244, Attention: Chief Executive Officer, +1 (972) 490-4247.

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TABLE OF CONTENTS
INTRODUCTION	1
SUMMARY	1
The Parties To The Transaction	1
The Amalgamation	2
THE SPECIAL GENERAL MEETING	5
Date, Time and Place	5
Matters to be Considered	5
Record Date; Shares Outstanding and Entitled to Vote	5
Quorum; Vote Required	5
Voting and Revocation of Proxies	6
Proxy Solicitation	6
THE AMALGAMATION	8
Background of the Transaction	8
Reasons of Radica Board for the Amalgamation	10
Recommendation of Our Board of Directors	12
Opinion of Radica’s Financial Advisor	12
Interests of Officers and Directors in the Transaction	18
Completion and Effectiveness of the Amalgamation	23
Certain U.S. Federal Income Tax Considerations	23
Bermuda Tax Considerations	25
Regulatory Approvals	25
DISSENTERS’ RIGHTS	26
THE AMALGAMATION AGREEMENT	27
The Amalgamation	27
Directors and Officers	27
Treatment of Options	27

Representations and Warranties	27
Conduct of Business Pending the Amalgamation and Certain Covenants	28
No Solicitation of Acquisition Proposals	30
Employee Benefits	31
Indemnification of Officers and Directors	31
Closing Conditions	31
Termination of the Amalgamation Agreement	32
Termination Fees and Expenses	33
Cooperation and Furnishing of Information	35
Access to Information	35
Publicity	36
Guarantee	36
Amendment of the Amalgamation Agreement	36
THE VOTING AGREEMENT	37
Voting Obligation	37
Restriction on Transfer of Shares	37
Non-Solicitation	38
Termination of Voting Agreement	38
SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS	40
OTHER MATTERS	43
ANNEX A AGREEMENT AND PLAN OF AMALGAMATION
ANNEX B VOTING AGREEMENT
ANNEX C OPINION OF NAVIGANT CAPITAL ADVISORS, LLC
ANNEX D SECTION 106(6) OF BERMUDA COMPANIES ACT 1981

INTRODUCTION

     This proxy statement and the accompanying form of proxy are being furnished to the holders of shares of common stock, $0.01 par value, of Radica, a Bermuda company, in connection with the solicitation of proxies by the Radica Board for use at the special general meeting of the shareholders of Radica to be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101 on September 29, 2006, at 11:00 a.m., Pacific Daylight Time.

     We are asking our shareholders to adopt the amalgamation agreement. If we complete the amalgamation, we will become a wholly owned subsidiary of Mattel and our shareholders will have the right to receive $11.55 in cash for each share of our common stock. Upon consummation of the amalgamation your shares of common stock will be exchanged solely for the right to receive the consideration for such shares pursuant to the amalgamation agreement and you will no longer have a continuing equity interest in Radica.

SUMMARY

     The following is a summary that highlights information contained in this proxy statement. This summary may not contain all of the information that is important to you. For a more complete description of the amalgamation agreement and the transactions contemplated by the amalgamation agreement, Radica and Mattel encourage you to carefully read this entire proxy statement, including the attached annexes.

The Parties To The Transaction

     Radica Games Limited

     Founded in 1983 by Americans living in Hong Kong, Radica was incorporated in Bermuda in 1993 and is headquartered in Hong Kong. In 1994 Radica went public when its shares began trading on the Nasdaq National Market. Radica manufactures and markets a diverse line of electronic entertainment products covering multiple product lines, including electronic games carrying the Radica, Play TV® and 20Q® brand names, Gamester® branded video game controllers and accessories and youth electronics carrying the Girl Tech® brand names and Cupcakes® dolls. Radica manufactures its products in its factory in southern China which also manufactures for other companies in the electronic game industry. Radica markets its products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Radica’s largest market is in the United States where in 2005 it had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc. Radica employs about 6,000 people worldwide in its group of companies. Radica’s largest retail customers include Wal-Mart, Target, Toys“R”Us, Kmart, Kohl’s and Argos. Radica’s largest manufacturing customer is Hasbro. Internationally Radica sells products in approximately 40 countries. Radica’s principal executive office is located at Suite V, 6/F., 2-12 Au Pui Wan Street Fo Tan, Hong Kong and its phone number is 011 (852) 2693-2238.

     Mattel, Inc.

     Mattel was incorporated in California in 1948 and reincorporated in Delaware in 1968. Its principal executive offices are located at 333 Continental Blvd., El Segundo, California 90245-5012 and its phone number is (310) 252-2000. Mattel designs, manufactures and markets a broad variety of toy products worldwide through sales to its customers and directly to consumers. Mattel’s business is dependent in great part on its ability each year to redesign, restyle and extend existing core products and product lines, to design and develop innovative new products and product lines, and to successfully market those products and product lines. Mattel plans to continue to focus on its portfolio of traditional brands that have historically had worldwide appeal, to create new brands utilizing its knowledge of children’s play patterns and to target customer and consumer preferences around the world. Mattel’s portfolio of brands and products are grouped in the following categories:

–

Mattel Girls & Boys Brands — including Barbie® fashion dolls and accessories, Polly Pocket!™, Pixel Chix™, Winx Club™ and Disney Classics, Hot Wheels®, Matchbox® and Tyco® R/C vehicles and playsets and Batman™, CARS, Ice Age™, Justice League™, Superman™, Yu-Gi-Oh!™ and games and puzzles.

–

Fisher-Price Brands — including Fisher-Price®, Little People®, Rescue Heroes®, BabyGear™ and View-Master®, Sesame Street®, Barney™, Dora the Explorer™, Winnie the Pooh, InteracTV™ and See ‘N Say® and Power Wheels®. American Girl Brands — including Just Like You™, the historical collection and Bitty Baby®.

–	American Girl Brands products are sold directly to consumers and its children’s publications are also sold to certain retailers.

     Mattel Foreign Holdings, Ltd. and Mattel Enterprises, Ltd.

     Mattel Foreign Holdings is a holding company with its registered office located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. Mattel Foreign Holdings holds the capital stock of Mattel Enterprises and other subsidiaries of Mattel. Mattel Enterprises is a Bermuda company organized in connection with the amalgamation and to date has engaged in no activities other than those incident to its formation and the consummation of the amalgamation. Its registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Mattel Enterprises and Mattel Foreign Holdings are each an indirect wholly owned subsidiary of Mattel.

The Amalgamation

     The amalgamation agreement is attached to this proxy statement as Annex A. Radica and Mattel encourage you to read the amalgamation agreement because it is the legal document that governs the amalgamation. See “The Amalgamation Agreement” on page 27 for a summary of the amalgamation agreement.

     The Amalgamation; Amalgamation Agreement

     Subject to the terms and conditions of the amalgamation agreement, Radica and Mattel have agreed that Radica will amalgamate with Mattel Enterprises, a wholly owned subsidiary of Mattel Foreign Holdings, and following consummation of the amalgamation the amalgamated company will be an indirect, wholly owned subsidiary of Mattel.

     The amalgamation agreement precludes Radica from taking certain actions, including specified actions related to the conduct of Radica’s business and soliciting alternative proposals from third-parties for the acquisition of Radica. See “The Amalgamation Agreement — Conduct of Business Pending the Amalgamation and Certain Covenants” on page 28.

     The Amalgamation Consideration; Dissenters’ Rights

     Upon completion of the amalgamation, each share of Radica common stock will be cancelled and converted into the right to receive $11.55 in cash.

     Dissenting shareholders that comply with the procedures of Section 106(6) of the Bermuda Companies Act 1981, included in its entirety as Annex D to this proxy statement, may seek court appraisal of the fair value of their shares. See “Dissenters’ Rights” on page 26.

     After the special general meeting, the paying agent will send you a letter of transmittal to complete and return. You must send the paying agent your validly completed letter of transmittal together with your Radica share certificates as instructed by the paying agent.

     Closing Conditions

     As more fully described in this proxy statement, the consummation of the amalgamation is subject to a number of conditions being satisfied or waived, including among other things, receipt of the approval of Radica shareholders and regulatory approvals, the accuracy of the parties’ representations and performance of their obligations under the amalgamation agreement, and the absence of laws or orders by a governmental entity seeking to restrain, enjoin or otherwise prohibit consummation of the amalgamation.

     Termination of the Merger Agreement

     Notwithstanding any approval of the amalgamation agreement by the shareholders of Radica, the amalgamation agreement may be terminated and the amalgamation may be abandoned at any time prior to the effective time of the amalgamation by mutual written consent and unilaterally by either party if certain conditions in the amalgamation agreement have not been met, such as obtaining approval of Radica shareholders, the other party’s material breach of its representations or warranties, or Radica taking certain actions in connection with alternative acquisition proposals.

     Termination Fees and Expenses

     Radica is required to pay a termination fee to Mattel Foreign Holdings equal to $6,940,764 and up to an aggregate of $1,500,000 for all out-of-pocket expenses incurred by Mattel Foreign Holdings and its affiliates in connection with the amalgamation, in certain specified circumstances, which are described in this proxy statement.

     Recommendation of the Radica Board of Directors

     The Board of Directors of Radica unanimously (i) determined that the amalgamation and the amalgamation agreement are advisable and that the amalgamation is fair to, and in the best interests of, Radica and its shareholders, (ii) approved the amalgamation, the amalgamation agreement and the transactions contemplated thereby and (iii) recommended that Radica shareholders vote to adopt the amalgamation agreement and to approve the amalgamation. See “The Amalgamation—Reasons of Radica for the Amalgamation” and “—Recommendation of Our Board of Directors” on pages 10 to 17.

     Opinion of Radica’s Financial Advisor

     On July 25, 2006, Navigant Capital delivered its written opinion to the Radica Board to the effect that, as of such date and based upon and subject to the factors, qualifications, limitations and assumptions set forth therein, the $11.55 per share in cash to be received by the holders of the outstanding shares of Radica common stock pursuant to the amalgamation agreement, other than the executive officers and directors of Radica, is fair from a financial point of view to such holders. The full text of the written opinion of Navigant Capital is attached as Annex C to this proxy statement. Radica shareholders should read the opinion in its entirety. See “The Amalgamation—Opinion of Radica’s Financial Advisor” on page 12.

     No Solicitation of Acquisition Proposals

     Radica agreed that neither it nor any of its subsidiaries nor any of their respective officers or directors shall, and that it shall not authorize or permit any of its or its subsidiaries’ employees, agents and representatives to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries with respect to, or the making of, any competing acquisition proposal, engage in any negotiations concerning, provide any confidential or nonpublic information to, or hold any discussions with any person relating to, a competing acquisition proposal. See “The Amalgamation Agreement – No Solicitation of Acquisition Proposals” on page 30.

     Shareholders Entitled to Vote; Vote Required; Voting Agreement

     You can vote at the special general meeting if you owned shares of Radica common stock at the close of business on August 18, 2006. See “The Special General Meeting” on page 5.

     The affirmative vote of the holders of three-fourths of the Radica common stock voting at the special general meeting is required to approve the amalgamation proposal. Pursuant to a voting agreement, certain Radica shareholders have agreed with Mattel Foreign Holdings to vote shares constituting approximately 40% of Radica’s outstanding shares in favor of the amalgamation proposal and against any alternative proposal whereby Radica would sell or transfer 25% or more of its equity securities or its consolidated assets or engage in a merger, reorganization, share exchange, consolidation, amalgamation or similar transaction, among other restrictions. The voting agreement will terminate in the circumstances summarized below in this proxy statement. See “The Special General Meeting” on page 5 and “The Voting Agreement” on page 37.

     If you attend the meeting or return your proxy but abstain from voting, your votes will be counted for quorum purposes but will not be included in the determination of the shares voting on the amalgamation proposal. See “The Special General Meeting” on page 5.

THE SPECIAL GENERAL MEETING

Date, Time and Place

     The special general meeting is scheduled to be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101, on September 29, 2006, at 11:00 a.m., Pacific Daylight Time.

Matters to be Considered

     At the special general meeting, Radica shareholders will be asked to consider and vote upon the adoption of the amalgamation agreement among Radica Games Limited, Mattel Foreign Holdings, Mattel Enterprises and, solely for the purpose of Section 6.13 of the amalgamation agreement, Mattel. Obtaining the requisite shareholder vote of Radica is a condition to the completion of the amalgamation. The resolution which the shareholders will be asked to approve will be substantially as follows:

     “RESOLVED, that each of (i) the amalgamation of Mattel Enterprises, Ltd. and Radica Games Limited, and (ii) the Amalgamation Agreement (the “Agreement”) be and is hereby approved, and Radica Games Limited be and is hereby authorized to execute and deliver the Agreement and perform all obligations, acts and things in connection with the Agreement.”

     On July 25, 2006, the Radica Board unanimously (i) determined that the amalgamation and the amalgamation agreement are advisable and that the amalgamation is fair to, and in the best interests of, Radica and its shareholders, (ii) approved the amalgamation, the amalgamation agreement and the transactions contemplated thereby and (iii) recommended that Radica shareholders vote to adopt the amalgamation agreement and to approve the amalgamation.

     The Radica Board knows of no other matters that will be presented for consideration at the special general meeting. If any other matters properly come before the special general meeting, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Shares Outstanding and Entitled to Vote

     The Radica Board has fixed the close of business on August 18, 2006 as the record date for the determination of the holders of Radica’s common stock entitled to notice of, and to vote at, the special general meeting.

     Only holders of record of Radica’s common stock as of the close of business on the record date will be entitled to notice of and to vote at the special general meeting. As of the record date, there were approximately 19,408,951 shares of Radica common stock outstanding and entitled to vote at the special general meeting, held by approximately 116 shareholders of record, with each share entitled to one vote.

Quorum; Vote Required

     Two persons holding or representing by proxy more than one-third of the issued and outstanding shares shall form a quorum for the purposes of approving the amalgamation proposal at the special general meeting. Approval of the amalgamation proposal requires the affirmative vote of the holders of three-fourths of the Radica common stock voting at the special general meeting. Pursuant to the voting agreement, certain Radica shareholders have agreed with Mattel Foreign Holdings to vote shares constituting approximately 40% of Radica’s outstanding shares in favor of the amalgamation proposal and against any alternative proposal whereby Radica would sell or transfer 25% or more of its equity securities or its consolidated assets or engage in a merger, reorganization, share exchange, consolidation, amalgamation or similar transaction, among other restrictions. Subject to certain exceptions, the voting agreement will terminate upon the earlier of (i) the effective time of the amalgamation or (ii) the elapsing of nine months following termination of the amalgamation agreement; provided, however, that if Radica enters into a definitive agreement with respect to an alternative acquisition proposal during such nine month period, the voting agreement will terminate upon the termination or consummation of such definitive agreement. See “The Voting Agreement” on page 37.

Voting and Revocation of Proxies

     Shareholders are requested to complete, date, sign and promptly return the accompanying form of proxy in the enclosed envelope. Shares of Radica common stock represented by properly executed proxies received by Radica and not revoked will be voted at the special general meeting in accordance with the instructions contained in the form of proxy. If instructions are not given, proxies will be voted FOR adoption of the amalgamation agreement. However, pursuant to Bermuda law, (i) shares represented at the special general meeting whose votes are withheld on any matter, (ii) shares which are represented by “broker non-votes” (i.e., shares held by brokers or nominees which are represented at the special general meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) and (iii) shares which abstain from voting on any matter, are not included in the determination of the shares voting on such matter but are counted for quorum purposes. In accordance with applicable rules, brokers and nominees may not, without your specific instruction, exercise their voting discretion with respect to the approval of the amalgamation agreement. Therefore, if you do not instruct your broker how to vote, your shares will not be voted with respect to the amalgamation agreement.

     If any other matters are properly presented at the special general meeting for consideration, the persons named in the enclosed form of proxy and acting under the proxy will have discretion to vote on such matters in accordance with their best judgment. The Radica Board does not expect any other matters to be presented at the special general meeting, and the persons named in the enclosed form of proxy will not use their discretionary authority to present any material matters not discussed in this proxy statement. In addition, we do not expect any changes to the terms of the amalgamation proposal described in this proxy statement, and the persons named in the enclosed form of proxy will not use their discretionary authority to approve any changes to the amalgamation proposal that are materially different than the terms of the amalgamation proposal described in this proxy statement without giving shareholders an opportunity to change their vote.

     Any proxy card signed and returned by a shareholder may be revoked at any time before it is voted either by delivering written notice of such revocation or a duly executed proxy bearing a later date to the Chief Executive Officer of Radica, at Radica Enterprises Ltd., 13628-A Beta Road, Dallas, Texas 75244, or by attending the special general meeting and voting in person. Attendance at the special general meeting will not, in the absence of your deciding to vote in person, constitute revocation of a proxy.

Proxy Solicitation

     Radica will bear the cost of printing, filing and mailing this proxy statement in connection with the special general meeting. In addition to solicitation by mail, Radica’s directors, officers and regular employees may solicit proxies from shareholders in person, by telephone, or otherwise. Directors, officers and employees will not receive additional compensation in connection with their solicitation of proxies.

Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of shares of Radica common stock held of record by them, and such custodians will be reimbursed by us for their reasonable expenses.

Householding

     Householding is a program, approved by the SEC, which allows the delivery of only one package of shareholder proxy materials if there are multiple Radica shareholders who live at the same address. This means that, if your household participates in the householding program, you will receive an envelope containing one set of proxy materials and a separate proxy card for each shareholder account in the household. Please vote all proxy cards enclosed in the package. If you would like additional copies of this proxy statement because your household participates in the householding program or otherwise, you should contact Radica Enterprises, Ltd., 13628-A Beta Road, Dallas, Texas 75244, +1 (972) 490-4247.

     You should not send any share certificates representing shares of Radica common stock with your proxy. Instead, once the amalgamation has been completed, you will receive a separate mailing with instructions to mail your share certificates with your letter of transmittal to Computershare Shareholder Services, Inc., the paying agent.

THE AMALGAMATION

Background of the Transaction

     For the past few years the Radica Board has been engaged in the process of evaluating different strategic alternatives to enhance Radica shareholder value. At a December 16, 2005 meeting, the Radica Board voted to select Navigant Capital to advise the Radica Board on strategic alternatives. The Radica Board authorized a special committee, or the committee of outside directors, which had been previously created, composed of two outside directors, Floyd W. Glisson and Richard E. Wenz, to negotiate an agreement to engage Navigant Capital. On January 5, 2006, Radica engaged Navigant Capital as a financial and strategic advisor in connection with, among other things, a possible sale of Radica.

     In the first quarter of 2006, members of management and the committee of outside directors held a number of meetings with senior representatives of Navigant Capital in connection with its engagement. During this period, Navigant Capital and members of management prepared a Confidential Information Memorandum and identified parties to approach with regard to exploring a possible acquisition of Radica.

     At a meeting on March 27, 2006, a representative of Navigant Capital discussed the process of Radica’s potential sale to date with the Radica Board. The Radica Board authorized Navigant Capital to contact potentially interested parties to solicit indications of interest regarding an acquisition of Radica. This process was begun and publicly announced on April 3, 2006. Throughout April 2006, Navigant Capital was actively involved in contacting approximately 150 parties identified and determined by Radica with Navigant Capital’s assistance, to be a party with whom an acquisition of Radica would be consistent with such party’s business or strategy. These parties included operating companies in similar or complementary businesses and private equity funds. Out of the 150 parties approached, a total of 42 executed confidentiality agreements, and the Confidential Information Memorandum was mailed to the 42 parties.

     In connection with this process, Navigant Capital requested that interested parties submit an indication of interest regarding a transaction by May 10, 2006. On April 28, 2006, Navigant Capital had a telephonic meeting with the Radica Board to discuss the status of the process. Navigant Capital advised the Radica Board that the process was proceeding with many parties conducting due diligence and that two lenders were prepared to consider providing financing to qualified bidders interested in such a transaction.

     On May 5, 2006, Navigant Capital updated the Radica Board on the status of the process and Navigant Capital’s communications with potential interested parties.

     On May 10, 2006, Navigant Capital received two proposals from interested parties. On May 12, 2006, Navigant Capital received two additional proposals. Each of the four proposals contemplated an acquisition of all of the outstanding shares of Radica’s common stock by such party. The four proposals each contained an initial indication of the per share range of values at which such bidder had arrived as a result of its due diligence. The per share values ranged from $9.61 to $15.36. Mattel’s initial valuation resulted in a per share value range of $9.61 to $11.53. Each proposal described the various matters that such bidder would need to address in advance of proceeding with a transaction.

     On May 17, 2006, the Radica Board had a telephonic meeting with Navigant Capital to review these four proposals. The Radica Board authorized the formation of a new special committee of outside directors, composed of Mr. Wenz and Frank J. O’Connell, or the special committee, to direct the continued effort related to the potential sale of Radica. The Radica Board determined to form a new special committee including Mr. O’Connell because the Radica Board believed that Mr. O’Connell’s business experience would be beneficial to the process of evaluating and pursuing Radica’s strategic alternatives. Following this meeting, the Radica Board authorized Navigant Capital to continue the process and to assist the bidders and their advisors in performing their analysis and due diligence investigation of Radica.

     During May and early June 2006, Radica management made separate presentations to each of the four interested parties, and a virtual due diligence room of contracts and other materials was made available to the four interested parties as part of their due diligence investigation of Radica.

     On June 6, 2006, Navigant Capital sent a letter to each of the four bidders requesting that each provide a written proposal related to the acquisition of Radica by June 21, 2006.

     On June 12, 2006, Navigant Capital was informed that one of the four bidders was dropping out of the bidding process.

     On June 15, 2006, Navigant Capital was informed that the bidder that had submitted the highest initial per share range was also dropping out of the bidding process.

     On June 21, 2006, Navigant Capital received proposals related to the acquisition of Radica from Mattel and one additional bidder that had previously sent a proposal. Mattel’s proposal stated that its valuation analysis supported a per share price of $11.55, while the other bidder indicated that its valuation analysis supported a per share price of $11.00. On June 26, 2006, Navigant Capital and the special committee held a telephonic meeting with Sullivan & Cromwell LLP, or Sullivan & Cromwell, Radica’s counsel, to discuss the two bids and the plan for continuing the process. Navigant Capital confirmed with the other two interested parties from the earlier round of due diligence that they were no longer interested in pursuing an acquisition of Radica.

     On June 26, 2006, Navigant Capital sent a letter to each of the two remaining bidders along with a draft amalgamation agreement and requested that they submit a final bid on July 14, 2006, along with a draft of the amalgamation agreement reflecting their desired changes to the proposed terms.

     On July 11, 2006, members of the Radica and Mattel management teams met in Radica’s Dallas, Texas office to allow Mattel to conduct additional due diligence related to Radica’s business and prospects.

     On July 14, 2006, Navigant Capital received a final bid from Mattel at $11.55 per share and a revised draft of the amalgamation agreement. The other remaining bidder indicated that it would not be submitting its bid until early the following week.

     On July 17, 2006, Navigant Capital, Sullivan & Cromwell, Mattel and Latham & Watkins LLP, or Latham & Watkins, Mattel’s counsel, discussed on a conference call the issues raised by Mattel’s desired changes to the draft amalgamation agreement.

     On July 18, 2006, the special committee held a telephonic meeting with Navigant Capital and Sullivan & Cromwell to discuss Mattel’s bid and the issues raised by Mattel’s proposed draft of the amalgamation agreement, including the requirement to receive an agreement from Radica’s largest shareholder, Richard H. Pickup and certain entities he controls, also referred to as the Pickup Group, to vote all shares Mr. Pickup beneficially owned in favor of the amalgamation and against certain alternative proposals from third parties, among other restrictions, which agreement would continue in effect for a specified period of time following termination of the amalgamation agreement. The special committee authorized Navigant Capital and Sullivan & Cromwell to proceed with negotiating an agreement involving the acquisition of Radica by Mattel. Navigant Capital confirmed with the other prospective bidder—who had not made a final bid—that it was no longer interested in pursuing an acquisition of Radica. Mr. Pickup was contacted by representatives of Radica to discuss his prospective willingness to obligate the Pickup Group to vote in favor of the amalgamation. Latham & Watkins circulated a draft voting agreement pursuant to which the Pickup Group would be obligated to vote for the transaction and against certain alternative proposals from third parties, among other restrictions, which agreement would continue in effect for a specified period of time following termination of the amalgamation agreement.

     Between July 18 and July 23, 2006, Radica’s advisors negotiated the amalgamation agreement with Mattel and its advisors, and such parties and counsel to Mr. Pickup negotiated the voting agreement. During such period, Mattel was given access to additional Radica documents and members of Radica’s senior management for purposes of completing its due diligence investigation of Radica.

     On July 23, 2006, the special committee held a telephonic meeting with Navigant Capital and Sullivan & Cromwell to discuss the status of negotiations with Mattel. During this call, Navigant Capital and Sullivan & Cromwell summarized the current draft of the amalgamation agreement and discussed outstanding issues related to the proposed transaction. Navigant Capital also provided an update regarding the status of its analyses underlying its opinion. The special committee authorized Navigant Capital and Sullivan & Cromwell to finalize negotiations with Mattel in anticipation of a special general meeting of the Radica Board to be held on July 25, 2006. Additionally, the special committee determined to recommend the amalgamation to the Radica Board.

     On July 25, 2006, at a special general meeting of the Radica Board, Mr. Wenz, along with Radica’s financial and legal advisors, reviewed for the Radica Board the process of soliciting parties interested in an acquisition of Radica, the status of negotiations related to the amalgamation and voting agreement and the recommendation of the special committee. Representatives of Sullivan & Cromwell reviewed the proposed terms of the draft amalgamation agreement with the Radica Board. Navigant Capital presented certain financial analyses with respect to the proposed amalgamation. Navigant Capital rendered its oral opinion, which was subsequently confirmed in writing, to the Radica Board to the effect that, as of such date and based upon and subject to the factors, qualifications, limitations and assumptions in its opinion, the $11.55 per share in cash to be received by the holders (other than the executive officers and directors of Radica) of the outstanding shares of Radica common stock at completion of the amalgamation, was fair, from a financial point of view, to such holders. After consideration of the presentations by its outside counsel and financial advisors and its prior deliberations, the Radica Board unanimously approved the amalgamation and the amalgamation agreement and authorized management to complete and execute the amalgamation agreement and the transactions contemplated therein.

     On the afternoon of July 25, 2006, Radica and Mattel executed the amalgamation agreement and, on July 26, 2006, publicly announced the transaction prior to the opening of trading on Nasdaq.

Reasons of Radica Board for the Amalgamation

     In making the determination and recommendation described below, the Radica Board considered a number of factors, including the following:

  the risks inherent in the electronic games industry, including the risks inherent in (i) the ability to consistently offer new products that appeal to Radica’s target customers, (ii) maintaining relationships with large retailers that are Radica’s key customers, and  (iii) the uncertainty of meeting pressures posed by competitors with greater scale and scope;

  the opportunity that the amalgamation would secure a premium for shareholders over recent market prices of Radica common stock;

  Radica’s business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects;

  current financial market conditions and historical market prices, volatility and trading information with respect to Radica common stock;

  the price to be received by the holders of Radica common stock in the amalgamation and a comparison of comparable business combination transactions;

  the belief that the terms of the amalgamation agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

  the alternatives to the amalgamation available to Radica;

  the fact that Mattel will pay cash consideration for the shares of Radica common stock, which eliminates any uncertainties in valuing the consideration to be received by Radica shareholders but also eliminates any potential upside in equity value;

  the fact that the Pickup Group was prepared to enter into a voting agreement supporting the amalgamation with respect to approximately 40% of Radica’s outstanding shares;

  the amount of the fee payable and expenses reimbursable in the circumstances in which the amalgamation agreement may be terminated and the circumstances in which such fee may be paid and such expenses must be reimbursed;

  the provisions in the amalgamation agreement which limit Radica’s ability to consider alternative proposals from third-parties to acquire Radica;

  the possibility that the amalgamation once announced might not be completed and the fact that in such event Radica’s business and stock price may be negatively affected; and

  the opinion of Navigant Capital. The written opinion of Navigant Capital is attached as Annex C to this proxy statement and should be read carefully and in its entirety.

     The Radica Board concluded that the potential benefits of the amalgamation outweighed the potential negative factors considered.

     Although the discussion above is not meant to be exhaustive, we believe it sets forth the material information and factors considered by the Radica Board in consideration of the amalgamation and the amalgamation agreement. In view of the wide variety of factors considered, the Radica Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise attempt to, assign relative weights to the specific factors considered in reaching its determination. The determination to unanimously recommend that Radica shareholders adopt the amalgamation agreement and the transactions contemplated thereby was made after consideration of all of the factors as a whole. In addition, individual members of the Radica Board may have given different weights to different factors.

Recommendation of Our Board of Directors

     On July 25, 2006, the Radica Board unanimously (i) determined that the amalgamation and the amalgamation agreement are advisable and that the amalgamation is fair to, and in the best interests of, Radica and its shareholders, (ii) approved the amalgamation, the amalgamation agreement and the transactions contemplated thereby and (iii) recommended that Radica shareholders vote to adopt the amalgamation agreement and to approve the amalgamation.

Opinion of Radica’s Financial Advisor

     Navigant Capital acted as Radica’s exclusive financial advisor in connection with the proposed amalgamation. Radica selected Navigant Capital as its financial advisor in connection with the amalgamation based on Navigant Capital’s knowledge of Radica and its industry and Navigant Capital’s qualifications, expertise, reputation and professional experience in amalgamations, mergers and acquisitions generally. Navigant Capital is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements and valuations for corporate and other purposes.

     The full text of Navigant Capital’s written opinion to the Radica Board, dated July 25, 2006, which sets forth, among other things, the procedures followed, assumptions made and matters considered by Navigant Capital in connection with its opinion, is attached as Annex C to this proxy statement. You should read Navigant Capital’s opinion carefully and in its entirety. Navigant Capital’s opinion does not constitute a recommendation to you on how to vote with respect to the amalgamation or how to act on any matter related to the amalgamation. The following summary, which is qualified in its entirety by reference to the full text of Navigant Capital’s opinion, discusses certain material terms of Navigant Capital’s opinion.

     In arriving at its opinion, Navigant Capital:

     •  Reviewed certain publicly available business and financial information relating to Radica and the industry in which it operates;

     •  Reviewed drafts of the amalgamation agreement and voting agreement;

     •  Reviewed the operations, financial condition, future prospects and financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of Radica prepared by management of Radica;

     •  Conducted discussions with members of management of Radica concerning the matters described in the first three bullets above;

     •  Visited certain facilities and business offices of Radica;

     •  Reviewed the historical market prices, trading activity and valuation multiples for the publicly traded securities of Radica and compared them with those of certain publicly traded companies;

     •  Evaluated a discounted cash flow approach for Radica as a stand-alone entity;

     •  Reviewed the results of operations of Radica and compared them with those of certain publicly traded companies;

     •  Compared the proposed financial terms of the amalgamation with the publicly available financial terms of certain other transactions;

     •  Participated in certain discussions and negotiations among representatives of Radica and Mattel and their financial and legal advisors;

     •  Reviewed the books, records and minutes of the Radica Board as well as reports of internal auditors and summaries of any pending litigation; and

     •  Conducted such other studies, analyses and inquiries as Navigant Capital deemed appropriate.

     In preparing its opinion, Navigant Capital assumed and relied upon, and did not independently verify, the accuracy and completeness of the information reviewed by it with respect to Radica and did not assume any responsibility or liability with respect thereto, and further relied upon the assurance of management of Radica that it was not aware of any facts that would make such information inaccurate or misleading in any respect material to its analysis. Navigant Capital did not assume any responsibility or liability for, nor did it make, any physical inspection or independent appraisal of any of the properties or assets of Radica, nor was Navigant Capital furnished with any such valuation or appraisal. In addition, Navigant Capital was not asked to, nor did it, evaluate the solvency or fair value of Radica under any state or federal laws related to bankruptcy, insolvency or similar matters. Navigant Capital’s opinion was necessarily based on business, economic, market and other conditions existing as of the date of its opinion. With respect to the financial forecast information furnished to or discussed with Navigant Capital, Navigant Capital assumed, with Radica’s consent, that such information was reasonably prepared in good faith and that it reflected the best currently available estimates and judgment of Radica’s management as to the expected future financial performance of Radica. For purposes of its opinion, Navigant Capital assumed, with Radica’s consent, that Radica was not involved in any material transaction other than the amalgamation and those activities undertaken in the ordinary course of business.

     Navigant Capital’s opinion only addressed the matters specifically addressed thereby. Without limiting the foregoing, Navigant Capital’s opinion did not address: (i) matters that require legal, regulatory, accounting, insurance, tax or other professional advice; (ii) the underlying business decision of Radica, its security holders or any other party to proceed with or effect the amalgamation; (iii) the fairness of any portion or aspect of the amalgamation not expressly addressed in Navigant Capital’s opinion; (iv) the fairness of any portion or aspect of the amalgamation to the holders of any class of securities, creditors or other constituencies of Radica, or any other party other than those set forth in Navigant Capital’s opinion; (v) the relative merits of the amalgamation as compared to any alternative business strategies that might exist for Radica or the effect of any other transaction in which Radica might engage; (vi) the tax or legal consequences of the amalgamation to Radica, its security holders or any other party; (vii) the degree to which the amount and nature of the compensation from the amalgamation benefits any individual officers, directors, employees or class of such persons, relative to the benefits to the shareholders of Radica; (viii) whether any security holder should vote in favor of the amalgamation; or (ix) the likely price at which the common stock of Radica would trade following an announcement of the contemplated amalgamation. Navigant Capital was not asked to, and did not, offer any opinion as to the terms of the amalgamation agreement or the form of the amalgamation.

     Navigant Capital assumed, with Radica’s consent, that the amalgamation would be consummated on the terms and conditions described in the amalgamation agreement reviewed by Navigant Capital, without material delay, waiver, amendment or modification of any material term, condition or agreement therein, and that the definitive amalgamation agreement and voting agreement would not differ in any material respect from the drafts reviewed by Navigant Capital.

     Navigant Capital employed generally accepted valuation practices and methods in preparing its opinion. The following summarizes Navigant Capital’s material financial analyses used in developing its opinion. The discussion herein does not constitute a complete description of Navigant Capital’s analyses and the factors considered by Navigant Capital in connection with preparing its opinion, including the assumptions and methodologies that underlie the analyses that comprise Navigant Capital’s opinion. The preparation of an opinion regarding fairness, from a financial point of view, is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

     No company, transaction or business used in Navigant Capital’s analyses as a comparison is identical or directly comparable to Radica, Mattel or the proposed amalgamation, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the amalgamation or the other values of the companies, business segments or transactions being analyzed.

     In performing its analyses, Navigant Capital made numerous assumptions with respect to financial conditions and other matters, many of which are beyond the control of Navigant Capital or Radica. Any estimates contained in the analyses performed by Navigant Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Navigant Capital’s opinion was one of many factors taken into consideration by the Radica Board in making its determination to approve the amalgamation agreement and should not be viewed as determinative of the views of the Radica Board with respect to the amalgamation or the amalgamation consideration. Navigant Capital’s opinion does not address the relative merits of the amalgamation or any alternatives to the amalgamation, the underlying decision of the Radica Board to proceed with or effect the amalgamation or any other aspect of the amalgamation. In furnishing its opinion, Navigant Capital did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

     In arriving at its opinion, Navigant Capital considered all of the financial analyses it performed and did not attribute any particular weight to any specific analysis nor did it reach a conclusion based on any single analysis. Consequently, no single analysis should be considered independently as it may lead to a misleading conclusion about the amalgamation. Navigant Capital developed its conclusion on the fairness, from a financial point of view, of the amalgamation consideration based on its experience and professional judgment after considering the results of all its analyses. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Navigant Capital, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Navigant Capital’s opinion.

     Selected Company Analysis. Navigant Capital compared the financial and market performance of Radica to a group of 5 selected companies. The group consisted of the following companies:

  Mattel;
  Hasbro Inc.;

  JAKKS Pacific, Inc.;

  Leapfrog Enterprises, Inc.; and

  RC2 Corporation.

     To perform this analysis, Navigant Capital used financial information for the selected companies as of and for the 12 months ended March 31, 2006, except for Hasbro Inc. for which the relevant financial information was as of and for the 12 months ended April 2, 2006. Market price information was as of July 24, 2006 and taken from a nationally recognized financial services data provider. In examining these selected companies, Navigant Capital calculated the enterprise value, commonly referred to as EV, of each company as a multiple of its respective: (i) trailing twelve-month period for which financial data for the company at issue has been reported, commonly referred to as TTM revenue, (ii) TTM earnings before interest expense, taxes, depreciation and amortization, commonly referred to as EBITDA, and (iii) TTM earnings before interest expense and taxes, commonly referred to as EBIT. The EV of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. All historical data was derived from publicly available sources and all projected data was obtained from Bloomberg I/B/E/S Analyst’s Earnings Estimates. Navigant Capital’s analysis of the selected companies yielded the following multiple ranges:

Enterprise Value/	Average	Median	High	Low
TTM Revenue	1.0x	1.0x	1.5x	0.7x
TTM EBITDA	7.3x	7.0x	10.1x	4.5x
TTM EBIT	11.2x	10.0x	21.0x	5.8x

     Based on an analysis of this data and Radica’s TTM operating results, Navigant Capital estimated a value per share of Radica common stock ranging from $8.30 to $9.77, compared to the proposed price of $11.55 per share of Radica common stock to be received in the amalgamation.

     Selected Transactions Analysis. Navigant Capital reviewed 10 merger and acquisition transactions that were consummated since January 1, 2003 involving United States acquisitions of companies in the toy and leisure products industries, for which data on such transaction was readily available. The selected group of business combinations consisted of the following:

Date	Acquiror	Target
2/10/06	JAKKS Pacific, Inc.	Creative Designs International Ltd.
2/1/06	Shuffle Master, Inc.	Stargames Limited
12/9/05	International Speedway	Action Performance Companies Inc.

Date	Acquiror	Target
Corporation.
9/16/05	The Stride Rite Corporation	Saucony, Inc.
3/22/05	Quiksilver, Inc.	Rossignol Group SA
11/10/04	Tracker Marine, LLC	Travis Boats & Motors, Inc.
9/15/04	RC2 Corporation	The First Years Inc.
7/30/04	Boss Holdings, Inc.	Galaxy Balloons, Inc.
2/20/04	JO Acquisition Corp.	Johnson Outdoors Inc.
7/9/03	The Topps Company, Inc.	WizKids, Inc.

     In examining these acquisitions, Navigant Capital calculated the EV of the acquired company implied by each of these transactions as a multiple of TTM revenue, TTM EBITDA and TTM EBIT. Navigant Capital’s analysis of these selected acquisitions yielded the following multiple ranges:

Enterprise Value/	Mean	Median	High	Low
TTM Revenue	0.8x	0.8x	2.2x	0.1x
TTM EBITDA	7.8x	7.2x	15.0x	3.4x
TTM EBIT	9.5x	8.8x	16.9x	3.4x

     Based on an analysis of this data and Radica’s historical operating results, Navigant Capital estimated a value per share of Radica common stock ranging from $7.57 to $9.04, compared to the proposed price of $11.55 per share of Radica common stock to be received in the amalgamation.

     Discounted Cash Flow Analysis. Navigant Capital performed a discounted cash flow, or DCF, analysis of the projected cash flows of Radica for the fiscal years ending December 31, 2006 through December 31, 2011, using projections and assumptions provided by the management of Radica. The values for Radica based on the DCF analysis were estimated using discount rates ranging from 18.0% to 20.0%, based on estimates related to the weighted average costs of capital of Radica, and terminal multiples of estimated EBITDA for Radica’s fiscal year ending December 31, 2011 ranging from 5.0x to 6.0x. Based on this analysis, Navigant Capital estimated a value per share of Radica common stock ranging from $10.95 to $12.37, compared to the proposed price of $11.55 per share of Radica common stock to be received in the amalgamation.

     In conjunction with its analysis, Navigant Capital discussed with the Radica Board the implication of the present value of the terminal multiples assuming material changes in the underlying assumptions. Such changes in assumptions included but were not limited to alternative discount rates, terminal multiples and earnings flows. Further, the values derived from this analysis do not indicate actual market values reflected by Radica’s potential future trading price, actual performance of Radica during the period indicated or a market capitalization range at which Radica’s common stock would trade.

     Miscellaneous. In conducting its analyses and arriving at its opinion, Navigant Capital used a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Navigant Capital to provide its opinion to the Radica Board as to the fairness, from a financial point of view, of the amalgamation consideration to the shareholders of Radica, other than the executive officers and directors of Radica, to be received by such holders in the amalgamation and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Navigant Capital made, and was provided by Radica management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Radica’s or Mattel’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Radica or its advisors, neither Radica nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

     Navigant Capital observed that the premiums over the closing price for Radica common stock on (i) March 3, 2006, thirty days prior to the announcement that Radica had retained Navigant Capital, was 27.4%; (ii) March 31, 2006, the day prior to the announcement that Radica had retained Navigant Capital, was 20.9%; and (iii) July 24, 2006, the day prior to the announcement of the proposed amalgamation, was 11.5% .

     The terms of the amalgamation were determined through negotiations between Radica and Mattel and were approved by the Radica Board. Although Navigant Capital provided advice to Radica during the course of these negotiations, the decision to enter into the amalgamation was solely that of the Radica Board. Navigant Capital expressed no opinion as to the underlying business decision by the management of Radica or the Radica Board to engage in the amalgamation. The opinion and presentation of Navigant Capital to the Radica Board was only one of a number of factors taken into consideration by the Radica Board in making its determination to approve the amalgamation. Navigant Capital’s opinion was provided to the Radica Board to assist it in connection with its consideration of the amalgamation and does not constitute a recommendation to any shareholder as to how to vote with respect to the amalgamation or any other matter.

     It should be understood that subsequent developments could affect the conclusions expressed in Navigant Capital’s opinion if such opinion were rendered as of a later date, and Navigant Capital disclaimed any obligation to advise any person of any change in any manner affecting its opinion that may come to Navigant Capital’s attention after the date of its opinion. Navigant Capital’s opinion was delivered to the Radica Board subject to the conditions, scope of engagement, limitations and understandings set forth in its opinion and its retainer agreement with Radica, and subject to the understanding that the obligations of Navigant Capital in connection with its opinion are solely corporate obligations, and no officer, director, employee, agent, stockholder or controlling person of Navigant Capital shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of Radica or Radica’s affiliates.

     Radica has agreed to pay Navigant Capital a fee equal to 1.5% of the aggregate consideration paid or payable in connection with the amalgamation upon the consummation of the amalgamation. Of this amount, $550,000 has already been paid and is nonrefundable. Radica has also agreed to reimburse Navigant Capital for out-of-pocket expenses and to indemnify Navigant Capital against certain liabilities, including any such liabilities that may arise under federal securities law, arising out of its engagement. Neither Navigant Capital’s fee for rendering its opinion nor its expense reimbursement are contingent on the conclusions reached in its opinion.

Interests of Officers and Directors in the Transaction

     Certain members of Radica’s management and the Radica Board have interests in the transactions contemplated by the amalgamation agreement that are in addition to their interests as shareholders of Radica and option holders. The Radica Board was aware of these interests and considered them, among other matters, in approving the amalgamation agreement and the transactions contemplated thereby.

     Employment and Change in Control Agreements

     Patrick Feely, David C.W. Howell, Jon N. Bengtson and Denis Horton have existing individual employment agreements with Radica. The employment agreements renew automatically on an annual basis unless 90 days notice is given by either party, for periods of two years each, from each July renewal date for Mr. Feely and from each December renewal date for Messrs. Howell and Bengtson. Mr. Horton’s April 2003 employment agreement continues in force unless 12 months notice is given by Radica or 6 months notice is given by Mr. Horton. Each employment agreement is terminable by Radica for cause. Under their agreements, Messrs. Feely, Howell, Bengtson and Horton shall each receive minimum annual base salaries of $332,600, $250,000, $43,200 and $225,000 (the amount for Mr. Horton is stated in U.K. currency as £125,000), respectively. The agreement with Mr. Bengtson, in effect since December 1993, is for part-time services. The actual amounts paid as salary to Messrs. Feely, Howell, Bengtson and Horton in 2005 were $365,000, $250,000, $48,200, and $252,000 (£132,500), respectively. The current annual salary levels for such officers are $400,000, $260,000, $50,000, and $280,000 (£160,000), respectively. Under their employment agreements, Messrs. Feely, Howell and Horton are also entitled to receive their respective salaries for one year after termination if their employment agreements are terminated by the employee for good reason after the amalgamation or by Radica without cause. Furthermore, after a change of control, the salaries of Messrs. Feely, Howell and Horton may not be reduced below the level in effect immediately prior to the change of control.

     Under the terms of their employment agreements, Messrs. Feely, Howell, Bengtson and Horton are eligible to participate in Radica’s bonus plan. Messrs. Feely, Howell, Bengtson and Horton have also been granted certain stock options in connection with their employment with Radica. Please see “—Equity Compensation Awards” below for a discussion of these stock options.

     The employment agreements for Messrs. Feely, Howell and Horton contain certain restrictions on their involvement in businesses other than Radica during the course of their employment and certain provisions, applicable after termination of employment, which prohibit the solicitation of customers and other employees of Radica, employment or engagement with competing entities, or the disclosure of proprietary information of Radica. After consummation of the amalgamation, if the employment of any of Messrs. Feely, Howell and Horton is terminated either without cause, or by the employee for good reason, then such employee is entitled to all benefits and compensation at the rate most recently approved by the Radica Board for 12 months after such termination. Radica provides residences for David C.W. Howell and Laurence M. Scott in Hong Kong. The agreements described in this paragraph were filed as exhibits to Radica’s annual report on Form 20-F for the year ended December 31, 2005.

     In addition to the foregoing, the following executive officers executed change in control bonus agreements in March and April of 2006: Patrick Feely, David C.W. Howell, Denis Horton, Craig D. Storey, Robert Esterbrook, James M. Romaine, Kevin D. Brase, Larry C.N. Cheng, Louis S.W. Kwok, Lee Chun Wah Sean, Laurence M. Scott, Jr., Paul Fogarty and Christopher A. Wilson. Such agreements with Messrs. Feely, Howell and Horton provide that payments shall be made to such persons in the event that a change of control occurs on or before March 1, 2007 and that such employee remains employed by Radica at such date, or if not so employed, was terminated by Radica prior to such date without cause.

Such agreements with Messrs. Storey, Esterbrook, Romaine, Cheng, Kwok, Scott, Brase, Lee, Wilson and Fogarty, provide that payments shall be made to such persons in the event that a change of control occurs on or before April 3, 2007 and that such employee remains employed by Radica at such date, or if not so employed, was terminated by Radica prior to such date without cause. All such payments are to be made within ten days of the closing of any such transaction and are expected to be made as a result of the consummation of the amalgamation. The following table lists the change in control bonus payments referred to above to be made to our executive officers as a result of the amalgamation.

Employee	Payment at Effective Time
Patrick Feely	$423,000
David C.W. Howell	$220,550
Denis Horton	$286,550
Laurence M. Scott, Jr.	$50,000
James M. Romaine	$50,000
Craig D. Storey	$70,000
Robert Esterbrook	$40,000
Kevin D. Brase	$40,000
Christopher Wilson	$40,000
Larry C.N. Cheng	$40,000
Louis S.W. Kwok	$40,000
Sean C.W. Lee	$40,000
Paul Fogarty	$40,000
Total:	$1,380,100

     Certain of such executive officers also entered into agreements that will award an additional payment in consideration for a covenant not to compete, a covenant not to solicit and a covenant to maintain the confidentiality of certain proprietary information of Radica. The following table lists the additional payments to be made under these agreements.

Employee	Payment at Effective Time
Patrick Feely	$730,000
David C.W. Howell	$250,000
Denis Horton	$289,750
Total:	$1,269,750

     Certain agreements described in this section for Messrs. Feely, Howell and Horton were filed as exhibits to Radica’s annual report on Form 20-F for the year ended December 31, 2005.

     Prior to the closing of the amalgamation, Mattel intends to offer consulting agreements and/or stay bonuses to certain of Radica’s key employees, all of which agreements or bonuses will be contingent on the closing of the amalgamation.

     Equity Compensation Awards

     The amalgamation agreement provides that at the effective time of amalgamation, each of the then outstanding options to purchase shares of Radica common stock, whether or not vested, including those held by our executive officers and directors, will be cancelled and converted into the right to receive the excess, if any, of $11.55 over the exercise price of the stock option for each share of our common stock subject to the option less applicable withholding tax. Based on the number of unexercised stock options, whether or not vested, outstanding as of July 31, 2006 and assuming that no stock options are exercised after that date and before the effective time of the amalgamation, upon completion of the amalgamation, the aggregate payments to our twenty-six executive officers and directors to cash out such stock options would be $5,371,692. Please see the table below regarding the consideration to be paid for the outstanding stock options held by our executive officers and directors at the effective time.

	Number of Stock Options
	Outstanding at
Employee	Effective Time	Payment at Effective Time
Jon N. Bengtson	2,500	$7,675.00
Timothy R. Busch	47,500	$204,077.50
John A.F.H. Coulter	--	--
Patrick S. Feely	250,000	$1,892,150.00
Floyd W. Glisson	--	--
Frank J. O’Connell	--	--
Richard E. Wenz	--	--
David C.W. Howell	113,750	$989,325.00
Denis Horton	100,000	$536,800.00
James M. Romaine	60,000	$507,625.00
Laurence M. Scott, Jr.	30,000	$226,800.00
Craig D. Storey	36,000	$301,900.00
Kevin D. Brase	18,000	$88,320.00
Christopher Wilson	4,095	$3,169.50
Larry C.N. Cheng	11,000	$88,950.00
Robert E. Esterbrook	16,000	$128,240.00
Paul Fogarty	15,000	$66,000.00
Louis S.W. Kwok	16,000	$103,900.00
Rick C.K. Chu	4,000	$34,200.00

	Number of Stock Options
	Outstanding at
Employee	Effective Time	Payment at Effective Time
Martin Frain	12,000	$ 39,000.00
Queenie S.F. Lau	--	--
Sean C.W. Lee	8,000	$ 59,960.00
Donny K.W. So	4,000	$ 32,200.00
Benedict K.S. Tsang	4,000	$ 32,120.00
Hermen H.L. Yau	--	--
Kenneth K.C. Yu	12,000	$ 29,280.00
Total:	763,845	$ 5,371,692.00

     In addition, at the effective time of the amalgamation, a total of 56,209 shares of unvested restricted stock owned by our twenty-six executive officers and directors will vest automatically, and be entitled to receipt of the per share amalgamation consideration on the same basis as other shares of our common stock. The aggregate payment to be made at the effective time to our twenty-six executive officers and directors with respect to their unvested restricted stock will be $649,213.95. Please see the table below regarding the consideration to be paid for the outstanding shares of restricted stock held by our executive officers and directors at the effective time. The information in the table below includes the planned September, 2006 grant of 600 shares of restricted stock to be made to each of our outside directors and the Chairman of the Board prior to the effective time of the amalgamation.

	Number of Shares of
	Restricted Stock
	Outstanding at
Employee	Effective Time	Payment at Effective Time
Jon N. Bengtson	3,300	$ 38,115.00
Timothy R. Busch	3,600	$ 41,580.00
John A.F.H. Coulter	5,500	$ 63,525.00
Patrick S. Feely	7,293	$ 84,234.15
Floyd W. Glisson	5,500	$ 63,525.00
Frank J. O’Connell	5,500	$ 63,525.00
Richard E. Wenz	5,500	$ 63,525.00
David C.W. Howell	4,290	$ 49,549.50
Denis Horton	3,035	$ 35,054.25

	Number of Shares of
	Restricted Stock
	Outstanding at
Employee	Effective Time	Payment at Effective Time
James M. Romaine	1,655	$ 19,115.25
Laurence M. Scott, Jr.	1,631	$ 18,838.05
Craig D. Storey	1,137	$ 13,132.35
Kevin D. Brase	1,003	$ 11,584.65
Christopher Wilson	1,079	$ 12,462.45
Larry C.N. Cheng	738	$ 8,523.90
Robert E. Esterbrook	834	$ 9,632.70
Paul Fogarty	773	$ 8,928.15
Louis S.W. Kwok	836	$ 9,655.80
Rick C.K. Chu	479	$ 5,532.45
Martin Frain	477	$ 5,509.35
Queenie S.F. Lau	-	-
Sean C.W. Lee	368	$ 4,250.40
Donny K.W. So	404	$ 4,666.20
Benedict K.S. Tsang	265	$ 3,060.75
Hermen H.L. Yau	584	$ 6,745.20
Kenneth K.C. Yu	428	$ 4,943.40
Total:	56,209	$ 649,213.95

     Indemnification and Directors and Officers Insurance

     The amalgamation agreement provides that after the effective time of the amalgamation, Mattel Foreign Holdings and Mattel Enterprises will jointly and severally indemnify and hold harmless any director, officer and employee of Radica against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the amalgamation, including the transactions contemplated by the amalgamation agreement but only to the extent permitted under Radica’s memorandum of association and bye-laws and indemnification agreements, if any, in existence on the date of the amalgamation agreement.

     In addition, for a period of six years after the effective time of the amalgamation, the amalgamated company will maintain and Mattel Foreign Holdings will cause the amalgamated company to maintain Radica’s current directors’ and officers’ liability insurance under terms providing coverage limits in the aggregate for the entire six-year period that are not less than the annual limits in place immediately prior to the execution of the amalgamation agreement, provided, that if such coverage is unavailable, the amalgamated company shall use its reasonable best efforts to obtain substantially equivalent coverage. In no event shall the amalgamated company be required to pay an amount per year in excess of 200% of Radica’s current annual premiums for directors and officers liability insurance. In lieu of the foregoing, Mattel Foreign Holdings or Mattel Enterprises may obtain a “tail” policy of substantially equivalent coverage and amounts containing terms no less favorable to Radica’s former directors or officers covering events occurring at or prior to the effective time of the amalgamation for a period of not fewer than six years after the effective time at a cost not to exceed 200% of the annual premiums paid by Radica for the year ended December 31, 2005.

     Pursuant to the amalgamation agreement, Mattel fully guarantees the obligations of both Mattel Foreign Holdings and Mattel Enterprises related to indemnification and maintenance of directors’ and officers’ liability insurance described in this section.

Completion and Effectiveness of the Amalgamation

     The amalgamation will be completed after all of the conditions to completion of the amalgamation are satisfied or waived, including approval of the amalgamation proposal by the affirmative vote of the holders of three-fourths of the Radica common stock voting at the special general meeting. After satisfaction (or, to the extent permitted under the amalgamation agreement, waiver) of the closing conditions to the amalgamation, the amalgamation will become effective upon the issuance of a certificate of amalgamation by the Registrar of Companies in Bermuda. We intend to complete the amalgamation as promptly as possible following the special general meeting.

Certain U.S. Federal Income Tax Considerations

     This section describes certain material United States federal income tax consequences of the amalgamation and related transactions. It applies to you only if you hold your Radica common stock as a capital asset for tax purposes. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You are a U.S. holder if you are a beneficial owner of Radica common stock and you are:

     •  a citizen or resident of the United States,

     •  a domestic corporation (or other entity taxed as a corporation),

     •  an estate whose income is subject to United States federal income tax regardless of its source, or

     •  a trust if (1) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as an United States person.

     A “non-U.S. holder” is a beneficial owner of Radica common stock that is not a United States person for United States federal income tax purposes. This section assumes that Radica is not a controlled foreign corporation for United States federal income tax purposes.

     Consequences of the Amalgamation

     U.S. Holders

     The exchange of Radica common stock for cash pursuant to the amalgamation will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, a shareholder who receives cash as a result of the amalgamation will generally recognize gain or loss equal to the difference between the adjusted basis of the shares exchanged and the amount of cash received therefor. Any such recognized gain or loss will be capital gain or loss if the shares are held as capital assets by the shareholder, and will be long term capital gain or loss if the shareholder has held the shares for more than one year. Long-term capital gain of a non-corporate shareholder is generally subject to a maximum U.S. federal income tax rate of 15%. Gain or loss must be calculated separately for each block of common stock (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the amalgamation.

     Non-U.S. Holders

     If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on receipt of the amalgamation consideration unless:

     •  the gain is “effectively connected” with your conduct of a trade or business in the United States; or

     •  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

     If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-U.S. holders described in the first bullet above may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

     Backup Withholding and Information Reporting

     If you are a U.S. holder, payments you receive in connection with the Radica shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless you (i) establish that you are a corporation or other exempt holder or (ii) provide an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that certain required information is furnished to the Internal Revenue Service. If you are a non-U.S. holder, you may be required to comply with certification and identification procedures in order to establish your exemption from information reporting and backup withholding. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Bermuda Tax Considerations

     At the present time, there is no Bermuda income or profits tax, dividend withholding tax, capital gains tax or capital transfer tax payable by Radica shareholders as a result of the amalgamation.

Bermuda Tax Considerations

     Pursuant to an assurance granted to Radica pursuant to The Exempted Undertakings Tax Protection Act, 1966, at the present time, there is no Bermuda income or profits tax, dividend withholding tax, capital gains tax or capital transfer tax payable by Radica shareholders as a result of the amalgamation. Such assurance shall not apply to prevent the application of any such taxes or duties to such persons as are ordinarliy resident in Bermuda or payable pursuant to the Land Tax Act, 1967.

     The income tax discussion set forth above is included for general information only and may not be applicable to shareholders in special situations such as shareholders who received their shares upon the exercise of stock options or otherwise as compensation, shareholders who are traders in securities that elect to use a mark-to-market method of accounting for their securities holdings and shareholders who are not United States persons. Shareholders should consult their own tax advisors with respect to the specific tax consequences to them of the amalgamation, including the application and effect of federal, state, local, foreign or other tax laws.

Regulatory Approvals

     As a condition to the amalgamation, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 requires us and Mattel to observe the Hart-Scott-Rodino Act’s notification and waiting period. The Hart-Scott-Rodino Act provides for an initial 30-calendar-day waiting period following the necessary filings by the parties to the amalgamation. We and Mattel have filed the Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the amalgamation. The initial HSR waiting period will expire 30 calendar days after the filing was completed, unless a request is made for additional information or documentary material or the waiting period is earlier terminated. If either the Antitrust Division or the FTC makes a request for additional information or documentary materials, the waiting period will expire 30 days after substantial compliance with such request.

     In addition, Mattel and Radica will be required to file a premerger notification with the German government’s antitrust regulatory authority and to observe required waiting period(s) associated with such filing. Mattel and Radica have not yet obtained any of the governmental or regulatory clearances required to complete the amalgamation.

     Radica does not believe that any other material pre-closing regulatory approvals, filings or notices are required by Radica in connection with the amalgamation, other than filings or notices required under federal securities laws and the filing of a certificate of amalgamation with the Registrar of Companies in Bermuda.

DISSENTERS’ RIGHTS

     Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, any shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that he has been offered fair value for such shareholder’s shares may within one month of notice of the shareholders meeting apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Within one month of the court’s appraising the fair value of such shares, the Bermuda company shall be entitled either to pay the court appraised value to the dissenting shareholder or terminate the amalgamation. If the amalgamation has proceeded prior to the court’s appraisal, then within one month of the court’s appraisal, the amalgamated Bermuda company must pay the difference between the court’s appraised value and the value actually received by the shareholder pursuant to the amalgamation. See Section 106(6) of the Bermuda Companies Act 1981, a copy of which is included as Annex D to this proxy statement.

     No appeal shall lie from an appraisal by the Supreme Court of Bermuda and the costs of the application to the Supreme Court shall be in the discretion of the Supreme Court.

THE AMALGAMATION AGREEMENT

     The following is a summary of certain provisions of the amalgamation agreement. This summary is not a complete description of the terms and conditions of the amalgamation agreement and is qualified in its entirety by reference to the full text of the amalgamation agreement, which is included as Annex A to this proxy statement.

The Amalgamation

     The amalgamation agreement contemplates the amalgamation of Radica with Mattel Enterprises, a wholly owned subsidiary of Mattel Foreign Holdings, the result of which will be that the amalgamated company will be a wholly owned subsidiary of Mattel Foreign Holdings. Mattel Foreign Holdings is a wholly owned subsidiary of Mattel. As a result, upon completion of the amalgamation, the amalgamated company will be an indirect wholly owned subsidiary of Mattel. Upon completion of the amalgamation, each share of Radica common stock will be cancelled and converted into the right to receive $11.55 in cash. The effective time of the amalgamation will be the time set forth in the certificate of amalgamation issued by the Registrar of Companies in Bermuda in connection with the application for registration of the amalgamated company to be filed on the first business day on which the last of the conditions set forth in the amalgamation agreement is fulfilled or waived.

Directors and Officers

     From the effective time of the amalgamation until successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum of association and bye-laws of the amalgamated company and applicable law, (i) the directors of Mattel Enterprises at the effective time of the amalgamation shall be the directors of the amalgamated company, and (ii) the officers of Mattel Enterprises at the effective time of the amalgamation shall be the officers of the amalgamated company.

Treatment of Options

     At the effective time, each then outstanding option to purchase shares of Radica common stock granted pursuant to any Radica incentive plan, whether or not vested or unvested, will be cancelled and converted into the right to receive from Mattel Foreign Holdings an amount of cash equal to the product of (i) the excess, if any, of $11.55 over the exercise price per share of each such option and (ii) the number of shares of Radica common stock issuable pursuant to the unexercised and outstanding portion of each such option, less any required withholding of taxes.

Representations and Warranties

     In the amalgamation agreement, each party makes a number of customary representations and warranties to the other as to, among other things, organization and good standing, corporate authority and governmental approvals, no default, and brokers and finders.

     We also make additional customary representations and warranties, including with respect to capitalization; compliance with laws; SEC reports and financial statements; no undisclosed liabilities; litigation; labor matters; insurance; real property; assets; affiliate transactions; foreign corrupt practices act; product liability; material contracts; absence of material adverse effect; employee benefit plans; intellectual property; taxes; anti-takeover statutes and charter provisions; opinion regarding fairness; and environmental matters.

     Mattel Foreign Holdings has also represented that it has all funds necessary to satisfy all of its obligations in connection with the amalgamation.

     Many of our representations and warranties are qualified by the absence of a material adverse effect, which, for purposes of the amalgamation agreement, means with respect to Radica, any change, event or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business or results of operations of Radica and its subsidiaries, taken as a whole, other than any such change, event or effect resulting from (i) any change in laws or GAAP or interpretations of GAAP applicable to Radica, (ii) any change in economic or business conditions generally or in the handheld games industry specifically (in each case, not having a materially disproportionate effect on Radica and its subsidiaries, taken as a whole), (iii) the public announcement of the transactions contemplated by the amalgamation agreement, (iv) any change in trading prices of Radica’s common stock in and of itself (provided, that the reasons for a change in the trading prices of the common stock may be considered when determining if a material adverse effect has occurred), or (v) the engagement by the United States in hostilities pursuant to the declaration of war, or the occurrence of any terrorist attack upon or within the United States.

     The representations and warranties in the amalgamation agreement do not survive the effective time of the amalgamation.

Conduct of Business Pending the Amalgamation and Certain Covenants

     In the amalgamation agreement, we agree:

  To (i) conduct our business in the ordinary and usual course consistent with past practice, (ii) consistent with the immediately foregoing clause, use all reasonable best efforts to preserve intact our business organization and maintain existing relations and goodwill with customers, suppliers, distributors and employees and (iii) pay taxes when due and payable, except to the extent that both (A) any such Tax is contested in good faith, and (B) adequate reserves shall have been provided for with respect to such tax;

  Not to:

o	amend or restate our organizational documents or those of our subsidiaries;

o	split, combine or reclassify shares, declare dividends (other than our regular quarterly cash dividend of $0.05 per share payable on July 31, 2006 and October 31, 2006; provided, that, we will not pay or declare to be paid the October dividend if the amalgamation shall occur on or prior to October 31, 2006 and we will not declare the October dividend prior to October 10, 2006) or redeem or repurchase shares;

o

issue, sell, transfer or encumber any share or securities exercisable for any shares, other than upon the exercise of outstanding stock options or the grant of options or restricted shares in connection with regular quarterly grants to our directors;

o	transfer, lease, license, sell, dispose of or encumber any business unit or material assets other than sales of inventory in the ordinary course of business;

o	incur any indebtedness or otherwise become liable for the obligations of any person in an amount in excess of $250,000 in the aggregate (other than inter-company indebtedness or letters of credit issued to support purchase obligations in the ordinary course of business);

o	make capital expenditures or other expenditures with respect to property, plant or equipment, in each case, in excess of $2,500,000 in the aggregate;

o	enter into or alter any material rights or any material claims under any material contract except in the ordinary course of business consistent with past practice, or license, lease, sell, dispose of, or cause the lapsing or abandonment of any of Radica’s owned material intellectual property;

o	acquire (by amalgamation, consolidation, acquisition of shares or assets, or any similar transaction) any business organization or all, or substantially all, of the assets of a business organization;

o	make or change any material tax election, settle or compromise any claim, notice, audit report or assessment in respect of taxes, make any changes with respect to annual tax accounting periods or method of tax accounting, file any material tax return, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material tax, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

o	make any loans, advances or capital contributions to, or investments in, any other person or entity in excess of $500,000 in the aggregate, other than investments in cash in the ordinary course of business consistent with existing investment policies;

o	conduct any write-down of assets other than as required by GAAP;

o	authorize or adopt a plan of liquidation, dissolution, amalgamation, consolidation, restructuring, recapitalization or other reorganization or otherwise alter in any material fashion our corporate, capital or ownership structure;

o	fail to use reasonable best efforts to maintain existing insurance policies in all material respects;

o	increase compensation to employees other than planned merit or promotional increases or increases in the ordinary course of business consistent with past practice; grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee; or establish, adopt or amend any collective bargaining agreement or benefit plan;

o	change our accounting principles or procedures other than as required by GAAP or by the SEC;

o	settle or compromise any claims or litigation in which (i) the settled or compromised amount exceeds $250,000 (other than in the ordinary course of business consistent with past practice as a result of sales or warranty programs) or (ii) our rights or other non-monetary consideration are transferred or relinquished without receiving a full and unconditional release; or

o	authorize or enter into an agreement to do any of the foregoing.

No Solicitation of Acquisition Proposals

     In the amalgamation agreement, Radica agreed that neither it nor any of its subsidiaries nor any of their respective officers and directors shall, and that it shall not authorize or permit its or any of its subsidiaries’ employees, agents and representatives to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any competing acquisition proposal. Radica also agreed that neither it nor any of its subsidiaries nor any of their respective officers and directors shall, and that it shall not authorize or permit its or any of its subsidiaries’ employees, agents and representatives to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a proposal that constitutes, or could reasonably be expected to lead to, an acquisition proposal, otherwise facilitate any effort or attempt to make or implement an acquisition proposal, or enter into an agreement or agreement in principle with respect to an acquisition proposal.

     An acquisition proposal is defined in the amalgamation agreement as any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, amalgamation or similar transaction involving Radica, or with respect to any purchase, acquisition, assignment, lease or transfer of 25% or more of the consolidated assets of Radica or 25% or more of the equity securities of Radica, or any combination of the foregoing.

     If after Radica receives an unsolicited bona fide written acquisition proposal the Radica Board determines in good faith, after consultation with outside legal counsel and Radica’s financial advisor, that such action is likely to be required in order for its directors to comply with their respective fiduciary duties under applicable law, then Radica may (i) provide information in response to a request by a person or entity who has made an unsolicited bona fide written acquisition proposal if such person or entity executes a confidentiality agreement on terms no more favorable to such person or entity than those contained in the confidentiality agreement with Mattel, (ii) engage in any negotiations or discussions with any person or entity who has made an unsolicited bona fide written acquisition proposal, (iii) recommend such an acquisition proposal to the shareholders of Radica, or (iv) enter into a binding written agreement concerning a transaction that constitutes a superior proposal. Before taking any action referred to in clause (iii) or (iv) above, Radica has agreed that it will give Mattel Foreign Holdings at least five business days’ prior written notice (which five business day period will recommence upon notification by Radica of any material change to the applicable acquisition proposal) of its intention to take any such action (including attaching the most current version of any binding written agreement referred to in clause (iv) above). Radica agreed that it will not recommend to the shareholders of Radica an acquisition proposal referred to in clause (iii) above or enter into a binding agreement referred to in clause (iv) above until, in each case, at least the sixth business day after it has provided the notice to Mattel Foreign Holdings required under the previous sentence. A superior proposal is defined in the amalgamation agreement as a bona fide written acquisition proposal that (i) if accepted the Radica Board determines in good faith (after consultation with its outside legal counsel and financial advisor) has substantially the same likelihood of consummation as the amalgamation, taking into account all legal, financial and regulatory aspects of the proposal and the person or entity making the proposal and any adjusted, modified or amended terms proposed by Mattel Foreign Holdings, and (ii) would, if consummated, result in a transaction more favorable to Radica’s shareholders from a financial point of view than the amalgamation. Radica further agreed to immediately terminate any existing activities, discussions or negotiations with any parties with respect to any acquisition proposal.

     In addition to the foregoing, Radica agreed that it would notify Mattel Foreign Holdings promptly (and in any event within twenty-four hours) upon receipt of any acquisition proposal by it or any of its representatives, including the material terms of such proposal, the identity of the potential acquiror, any information requested from Radica, or of any negotiations or discussions being sought to be initiated with Radica. Radica shall keep Mattel Foreign Holdings fully informed on a prompt basis with respect to any material changes to the applicable acquisition proposal, Radica’s intention to enter into an acquisition proposal or any other material developments with respect to the foregoing. Furthermore, Radica will simultaneously provide to Mattel Foreign Holdings any non-public information concerning Radica provided to any person that was not previously provided to Mattel Foreign Holdings.

Employee Benefits

     From the effective time until the second anniversary thereof, Mattel Foreign Holdings agrees to provide employees of Radica benefits under employee benefit plans that will be substantially similar in the aggregate to those currently in effect at Radica, subject to any current or future collective bargaining agreement that may be in effect.

     Mattel Foreign Holdings will and will cause the amalgamated company to honor: (i) all employee benefit obligations to employees accrued as of the effective time; (ii) the severance and employment agreements set forth in the disclosure letter to the amalgamation agreement; and (iii) certain severance plan terms or agreements set forth in the disclosure letter to the amalgamation agreement without amendment for one year immediately following the effective time.

     For the purposes of eligibility, vesting and benefit accrual (other than under any defined benefit pension plan), the service of our employees will be taken into account under comparable employee benefit plans of Mattel Foreign Holdings for which they are eligible for participation, subject to any current or future collective bargaining agreement that may be in effect.

     Mattel Foreign Holdings or Mattel Enterprises will also pay in cash the amounts due to certain Radica officers under change in control provisions in their employment agreements. See “The Amalgamation—Interests of Officers and Directors in the Transaction” on page 17.

Indemnification of Officers and Directors

     Mattel Foreign Holdings and the amalgamated company have agreed to jointly and severally indemnify the current and former directors, officers and employees of Radica and its subsidiaries to the extent permitted by its charter documents and indemnification agreements (if any are existing at the time of execution of the amalgamation agreement). In addition, for a period of six years after the effective time, the amalgamated company will maintain the current directors’ and officers’ liability insurance, provided that in no event will the amalgamated company be required to pay an amount per year in excess of 200% of Radica’s current annual premiums for directors’ and officers’ liability insurance. In lieu of the foregoing, Mattel Foreign Holdings or Mattel Enterprises may obtain a “tail” policy of substantially equivalent coverage and amounts containing terms no less favorable to Radica’s former directors or officers covering events occurring at or prior to the effective time of the amalgamation for a period of not fewer than six years after the effective time at a cost not to exceed 200% of the annual premiums paid by Radica for the year ended December 31, 2005. See “The Amalgamation—Interests of Officers and Directors in the Transaction” on page 17.

Closing Conditions

     The amalgamation agreement contains customary closing conditions for an amalgamation between two public companies or required by law, including the following conditions for both parties:

  approval of three-fourths of the outstanding shares of our common stock voting on the transaction;

  the waiting period under the Hart-Scott-Rodino Act having expired or been terminated and any other required regulatory approvals having been obtained; and

  no law or order by a governmental entity in effect that restrains, enjoins or otherwise prohibits the amalgamation.

     The amalgamation agreement contains the following conditions to the obligations of Radica:

  true and correct representations and warranties of Mattel Foreign Holdings and Mattel Enterprises disregarding inaccuracies which, individually or in the aggregate, would not reasonably be likely to prevent or materially impair or delay Mattel Foreign Holdings or Mattel Enterprise’s ability to consummate the amalgamation, and receipt by Radica of a certificate to such effect signed by an executive officer of Mattel Foreign Holdings and Mattel Enterprises; and

  performance by Mattel Foreign Holdings and Mattel Enterprises in all material respects of all obligations required to be performed by each under the amalgamation agreement, and receipt by Radica of a certificate to such effect signed by an executive officer of Mattel Foreign Holdings and Mattel Enterprises.

     The amalgamation agreement contains the following conditions to the obligations of Mattel Foreign Holdings and Mattel Enterprises:

  true and correct representations and warranties of Radica, disregarding inaccuracies which, individually or in the aggregate, have not had or would not reasonably be likely to have a material adverse effect on Radica, or would not reasonably be likely to prevent or materially delay or impair Radica’s ability to consummate the amalgamation, and receipt by Mattel Foreign Holdings of a certificate to such effect signed by an executive officer of Radica;

  performance by Radica in all material respects of all obligations required to be performed by it under the amalgamation agreement, and receipt by Mattel Foreign Holdings of a certificate to such effect signed by an executive officer of Radica; and

  no occurrence of a material adverse effect or any event or development that would reasonably be expected to have a material adverse effect on Radica since the date of the amalgamation agreement.

Termination of the Amalgamation Agreement

     Notwithstanding any approval of the amalgamation agreement by the shareholders of Radica, the amalgamation agreement may be terminated and the amalgamation may be abandoned at any time prior to the effective time of the amalgamation:

  by mutual written consent of Radica and Mattel Foreign Holdings;

  by Radica or Mattel Foreign Holdings if the amalgamation has not been consummated on or before December 15, 2006; provided that if the only conditions to closing that remain unsatisfied on December 15, 2006 (other than conditions that by their terms only can be satisfied at the closing date) are either (i) the condition that the waiting period applicable to the Hart-Scott-Rodino Act shall have expired or terminated and that all other regulatory approvals to consummate the amalgamation are obtained or (ii) the condition that no governmental entity shall have enacted any law or issued any judgment, decree, injunction or order that is in effect and restrains, enjoins or otherwise prohibits completion of the amalgamation, and such conditions are capable of being satisfied on or prior to January 31, 2007, then the December 15, 2006 date shall automatically be extended to January 31, 2007; provided that this right to terminate is not available to a party that has breached in any material respect its obligations under the amalgamation agreement in any manner that has been the cause of, or resulted in, the occurrence of the failure of the amalgamation to be completed;

  by Radica or Mattel Foreign Holdings if any governmental entity enacts, issues, promulgates, enforces or enters any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order permanently restraining, enjoining or otherwise prohibiting consummation of the amalgamation that becomes final and non-appealable;

  by Radica or Mattel Foreign Holdings if the shareholders of Radica do not approve the amalgamation;

  by Radica if prior to obtaining the requisite approval of the shareholders of Radica: (i) Radica is not in material breach of any of the terms of the amalgamation agreement, and (ii) if permitted by, and in compliance with, the provision of the amalgamation agreement prohibiting Radica from soliciting alternative acquisition proposals, the Radica Board authorizes Radica to enter into a binding written agreement concerning a transaction that constitutes a superior proposal;

  by Mattel Foreign Holdings if (i) the Radica Board withdraws or adversely modifies its approval or recommendation to its shareholders that they adopt the amalgamation agreement, (ii) the Radica Board recommends to its shareholders a competing acquisition proposal or fails to reconfirm its recommendation of the amalgamation agreement within five business days after a written request by Mattel Foreign Holdings to do so, or (iii) there has been any event, development or change of circumstance that constitutes, has had or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Radica and such material adverse effect is not cured within 20 days after written notice thereof; or

  by either party if the other party has breached any of its representations, warranties or covenants or agreements and such breach would cause the condition such that the related condition to close is not capable of being satisfied or is not satisfied within 20 days after written notice to the breaching party by the non-breaching party.

Termination Fees and Expenses

     Radica is required to pay Mattel Foreign Holdings a termination fee equal to $6,940,764 and up to an aggregate amount of $1,500,000 for all out-of-pocket expenses incurred by Mattel Foreign Holdings and its affiliates in connection with the amalgamation if:

the amalgamation agreement is terminated by Radica because the Radica Board, in compliance with the provisions of the amalgamation agreement described under “No

Solicitation of Acquisition Proposals” above, authorizes Radica to enter into a binding written agreement related to a transaction that constitutes a superior proposal (provided that Radica is not in material breach of any of the terms of the amalgamation agreement) or

  (i) the amalgamation agreement is terminated by Mattel Foreign Holdings because Radica has breached any of its representations, warranties or covenants or agreements and such breach would cause the conditions that (A) all representations and warranties are true and correct as of the closing date (subject to the standard of material adverse effect as defined in the amalgamation agreement) or (B) Radica shall have performed in all material respects all obligations required to be performed by it under the amalgamation agreement not to be satisfied, and such conditions are not capable of being satisfied or are not satisfied within 20 days after written notice to Radica by Mattel Foreign Holdings and (ii) (A) an acquisition proposal shall have been made to Radica or its shareholders or any person or entity shall have publicly announced an intention to make an acquisition proposal with respect to Radica prior to such termination and (B) within 12 months of such termination, Radica consummates a definitive agreement with respect to an acquisition proposal (with all percentages in the definition of acquisition proposal increased from twenty-five to fifty percent).

The termination fee and expenses noted above shall be payable to Mattel Foreign Holdings: (i) in the case of the first bullet point above, upon termination of the amalgamation agreement, and (ii) in the case of the second bullet point above, upon the consummation of the definitive agreement in connection with the applicable acquisition proposal.

     In addition, if the amalgamation agreement is terminated by Mattel Foreign Holdings because the Radica Board (i) withdraws or adversely modifies its approval or recommendation of the amalgamation agreement, (ii) recommends to the shareholders of Radica that they approve an acquisition proposal, or (iii) fails to reconfirm its recommendation of the amalgamation agreement within five business days after a written request by Mattel Foreign Holdings to do so, then upon termination of the amalgamation agreement, Radica shall pay to Mattel Foreign Holdings up to an aggregate amount of $1,500,000 for all out-of-pocket expenses incurred by Mattel Foreign Holdings and its affiliates in connection with the amalgamation; provided, however, that if within 12 months of such termination, Radica enters into or consummates a definitive agreement with respect to an acquisition proposal (with all percentages in the definition of acquisition proposal increased from twenty five percent to fifty percent), then Radica shall also pay to Mattel Foreign Holdings an amount equal to the $6,940,764 termination fee upon consummation of such definitive agreement (even if such consummation occurs following such 12 month period).

     Finally, if the amalgamation agreement is terminated by Mattel Foreign Holdings or Radica because the requisite approval of the amalgamation and the amalgamation agreement by shareholders of Radica is not obtained, then, upon termination of the amalgamation agreement, Radica shall pay to Mattel Foreign Holdings up to an aggregate amount of $1,500,000 for all out-of-pocket expenses incurred by Mattel Foreign Holdings and its affiliates in connection with the amalgamation; provided, however, if (i) an acquisition proposal shall have been made to Radica or its shareholders or any person or entity shall have publicly announced an intention to make an acquisition proposal with respect to Radica prior to such termination and (ii) within 12 months of such termination, Radica enters into or consummates a definitive agreement with respect to an acquisition proposal (with all percentages in the definition of acquisition proposal increased from twenty five percent to fifty percent), then upon the earlier of the execution or consummation of such definitive agreement, Radica shall also pay to Mattel Foreign Holdings an amount equal to the $6,940,764 termination fee.

     Radica’s payment of the termination fee and Mattel Foreign Holdings’ expenses in the circumstances described above shall be the sole and exclusive remedy of Mattel Foreign Holdings and Mattel Enterprises against Radica and its subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the breach of any covenant or agreement giving rise to such payment.

Cooperation and Furnishing of Information

     Radica and Mattel Foreign Holdings shall cooperate with each other, and each shall use its respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable, under the amalgamation agreement and applicable laws to consummate and make effective the amalgamation and the other transactions contemplated by the amalgamation agreement as soon as practicable, including:

     •  preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings; and

     •  obtaining as promptly as possible all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party (including shareholders) and/or any governmental entity in order to consummate the amalgamation or any of the other transactions contemplated by the amalgamation agreement.

     Subject to applicable laws relating to the exchange of information, to the extent practicable, Radica and Mattel Foreign Holdings shall have the right to reasonably collaborate in connection with any communication that Radica or Mattel Foreign Holdings makes to any governmental entity regarding the amalgamation and the other transactions contemplated by the amalgamation agreement before such communication is made.

     Radica and Mattel have agreed that:

     •  Radica shall, upon request by Mattel Foreign Holdings, furnish Mattel Foreign Holdings, the SEC and any other governmental entities with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement or any other statement, filing, notice or application made by or on behalf of Mattel Foreign Holdings to any third party and/or any governmental entity in connection with the amalgamation and the transactions contemplated by the amalgamation agreement.

     •  Mattel Foreign Holdings shall, upon request by Radica, furnish Radica, the SEC and any other governmental entities with all information concerning itself and Mattel Enterprises and such other matters as may be reasonably necessary or advisable in connection with this proxy statement or any other statement, filing, notice or application made by or on behalf of Radica or any of its subsidiaries to any third party and/or any governmental entity in connection with the amalgamation and the transactions contemplated by the amalgamation agreement.

Access to Information

     Upon reasonable notice and except as may otherwise be required by applicable law, Radica has agreed to afford Mattel Foreign Holdings’s officers, employees, counsel, accountants and other authorized representatives reasonable access, during normal business hours throughout the period prior to the effective time, to its properties, books, contracts, records, officers, employees and representatives and to furnish promptly to Mattel Foreign Holdings, during such period, all information concerning its business, properties, contracts, financial data, personnel and other information as may reasonably be requested. Notwithstanding the foregoing, Radica will not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of Radica would result in the disclosure of any trade secrets of third parties if Radica shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information described in this paragraph shall be directed to an executive officer of Radica or other individual designated by Radica. All such information is to remain confidential in accordance with the terms of the confidentiality agreement between the parties.

Publicity

     Radica and Mattel Foreign Holdings agreed to make the initial press release with respect to the transactions contemplated by the amalgamation agreement a joint press release and to thereafter consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the amalgamation and the other transactions contemplated by the amalgamation agreement and prior to making any filings with any third party and/or any governmental entity with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities interdealer quotation service.

Guarantee

     Mattel has agreed to guarantee the performance of all obligations of Mattel Foreign Holdings and Mattel Enterprises and any of their permitted assigns, and the due and punctual payment in full of any amounts payable by such parties under the amalgamation agreement.

Amendment of the Amalgamation Agreement

     Subject to the provisions of applicable law, the amalgamation agreement may be amended or modified by the parties thereto at any time prior to the effective time of the amalgamation by a written agreement executed and delivered by duly authorized officers of the respective parties.

THE VOTING AGREEMENT

     The following is a summary of certain provisions of the voting agreement. This summary is not a complete description of the terms and conditions of the voting agreement, and is qualified in its entirety by reference to the full text of the voting agreement which is included as Annex B to this proxy statement.

Voting Obligation

Pursuant to the voting agreement, certain shareholders, comprised of Richard H. Pickup and certain entities he controls, also referred to as the Pickup Group agreed that at any annual, special or other meeting of the shareholders of Radica, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Radica taken by written consent, such shareholders would:

(i)	appear in person or by proxy at such meeting or otherwise cause shares constituting approximately 40% of Radica’s outstanding shares to be counted as present at such meeting for the purpose of calculating a quorum; and

(ii)	vote (or cause to be voted) all of such shares in accordance with applicable procedures to ensure that such shares are duly counted for the purposes of recording the results of such vote:

(a) in favor of the approval of the terms of the amalgamation agreement, the amalgamation, the transactions contemplated thereby and any other actions required in furtherance thereof, and

(b) against (I) any acquisition proposal, (II) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or business combination between Radica and any other person (other than the amalgamation agreement, the amalgamation and the transactions contemplated thereby), (III) any material change in the capitalization or corporate structure of Radica or any of its subsidiaries (other than the amalgamation agreement, the amalgamation or the transactions contemplated thereby), or any amendment to Radica’s memorandum of association or bye-laws, or (IV) any action that would reasonably be expected to (A) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Radica under the amalgamation agreement or of such shareholders under the voting agreement, (B) preclude fulfillment of any condition under the amalgamation agreement to the obligations of any party thereto to consummate the amalgamation, or (C) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the amalgamation agreement or the voting agreement.

Restriction on Transfer of Shares

     Pursuant to the voting agreement, and excepting any action expressly contemplated by the amalgamation agreement or the voting agreement, each member of the Pickup Group is restricted from (i) directly or indirectly transferring any shares covered by the voting agreement, (ii) granting a proxy or power of attorney, depositing into any voting trust, entering into any voting agreement or creating a lien on any of its shares of Radica covered by the voting agreement, or (iii) taking any action that would make any representation of such shareholder made in the voting agreement to be untrue or incorrect or that would have the effect of preventing, impeding, interfering with or adversely affecting such shareholder’s ability to perform such shareholder’s obligations under the voting agreement.

Non-Solicitation

     Each shareholder subject to the voting agreement agreed that it would not, directly or indirectly: (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to any acquisition proposal, (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity relating to a proposal that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (iii) otherwise facilitate any effort or attempt to make or implement an acquisition proposal, or (iv) enter into an agreement or agreement in principle with respect to an acquisition proposal. Each shareholder subject to the voting agreement further agreed that it would immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any acquisition proposal. Furthermore, each such shareholder agreed that it would notify Mattel Foreign Holdings promptly (and in any event within twenty-four hours) upon receipt of any acquisition proposal by it or any of its representatives, including the material terms of such proposal, the identity of the potential acquiror, any information requested or of any negotiations or discussions being sought to be initiated with such shareholder or Radica.

Termination of Voting Agreement

     Subject to certain exceptions, the voting agreement will terminate upon the earlier of (i) the effective time of the amalgamation or (ii) the elapsing of nine months following termination of the amalgamation agreement; provided, however, if Radica enters into a definitive agreement with respect to an alternative acquisition proposal during such nine-month period, the voting agreement, its voting obligations, transfer restrictions and non-solicitation provisions will terminate only upon the termination or consummation of the definitive agreement related to the alternative acquisition proposal.

     Notwithstanding the foregoing, the voting agreement, including its voting obligations and transfer and non-solicitation restrictions, will terminate automatically on termination of the amalgamation agreement if the amalgamation agreement is terminated:

  by mutual written consent of Radica and Mattel Foreign Holdings;

  by either Radica or Mattel Foreign Holdings if any governmental entity enacts, issues, promulgates, enforces or enters any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order permanently restraining, enjoining or otherwise prohibiting consummation of the amalgamation that becomes final and non-appealable;

  by either Radica or Mattel Foreign Holdings if the other party has breached any of its representations, warranties or covenants or agreements and such breach would cause the conditions that (A) all representations and warranties are true and correct as of the closing date (subject in case of a breach by Radica to the standard of material adverse effect as defined in the amalgamation agreement) or (B) Radica or Mattel Foreign Holdings, as the case may be, shall have performed in all material respects all obligations required to be performed by it under the amalgamation agreement not to be satisfied, and such conditions are not capable of being satisfied or are not satisfied within 20 days after written notice to the breaching party by the non-breaching party, provided, that, prior to such termination by Mattel Foreign Holdings (i) no alternative acquisition proposal shall have been made to

Radica or its shareholders and (ii) no person shall have publicly announced an intention to make an acquisition proposal with respect to Radica, and provided further, that, any termination by Mattel Foreign Holdings as a result of Radica’s breach of its covenant not to solicit or negotiate an alternative acquisition proposal will not result in an automatic termination of the voting agreement);

  by Mattel Foreign Holdings if there has been any event, development or change of circumstance that constitutes, has had or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Radica and such material adverse effect is not cured within 20 days after written notice thereof; and

  by either Radica or Mattel Foreign Holdings if prior to the termination of the amalgamation agreement: (i) no alternative acquisition proposal shall have been made to Radica or its shareholders, (ii) no person shall have publicly announced an intention to make an alternative acquisition proposal with respect to Radica and (iii) the amalgamation has not been consummated on or before December 15, 2006 or on or before January 31, 2007 (if the only conditions to closing that remain unsatisfied on December 15, 2006 (other than conditions that by their terms only can be satisfied at the closing date) are either (A) the condition that the waiting period applicable to the Hart-Scott-Rodino Act shall have expired or terminated and that all other regulatory approvals to consummate the amalgamation are obtained or (B) the condition that no governmental entity shall have enacted any law or issued any judgment, decree, injunction or order that is in effect and restrains, enjoins or otherwise prohibits completion of the amalgamation, and such conditions are capable of being satisfied on or prior to January 31, 2007 (provided that the right to terminate described in this bullet point is not available to a party that has breached in any material respect its obligations under the amalgamation agreement in any manner that has been the cause of, or resulted in, the occurrence of the failure of the amalgamation to be completed)).

SHARE OWNERSHIP OF MANAGEMENT AND
CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information known to Radica with respect to the beneficial ownership of its common stock as of July 31, 2006 by each person known by Radica to be a beneficial owner of five percent or more of Radica’s common stock.

		Percentage of
Name and Address of		Common Stock
Beneficial Owner	Number of Shares	Outstanding

Dito Devcar Corporation, et al. (1)	9,077,200	46.77%
c/o Richard H. Pickup
2321 Alcova Ridge Drive
Las Vegas, Nevada 89134

Royce & Associates, LLC	1,216,150	6.3%
1414 Avenue of the Americas
New York, New York 10019

RAD Partners 1999 LLC, et al. (2)	1,116,013	5.7%
c/o The Busch Firm
2532 Dupont Drive
Irvine, California 92612

____________________

(1)	Includes shares of Common stock owned by the following related persons:
Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Unitrust II, TD Investments, LLC, Plus Four Equity Partners LP, Dito Devcar Foundation and Richard H. Pickup.

(2)	Includes shares of Common stock owned by the following related persons: RAD Partners 1999 LLC, Lenawee Trust, 92653 Trust, Busch Family Foundation and Timothy R. Busch, who is a director of Radica.

     The information in the above table is based on the latest Schedule 13D or 13G filings by the above parties, other than RAD Partners 1999 LLC, et al. The information in the above table related to RAD Partners 1999 LLC, et al. includes restricted stock held by Mr. Busch, whether or not vested.

     The following table sets forth certain information known to Radica with respect to the beneficial ownership of its common stock as of July 31, 2006 by each of Radica’s current directors and executive officers.

					Percentage of
				Number of	Common
		Term as		Shares	stock
	Age at	Director	Other Positions and Offices	Beneficially	Outstanding
Name	1/1/06	Expires	Presently Held with Radica	Owned	(1)
Directors:

Jon N. Bengtson (2)	62	2007	Chairman of the Board	253,260	1.3%

Timothy R. Busch (3)(4)	51	2007	None	1,116,013	5.7%

John A.F.H. Coulter (5)	62	2007	None	7,400

Patrick S. Feely (2)	59	2007	Chief Executive Officer	347,293	1.8%

Floyd W. Glisson(3)	58	2007	None	7,400

Frank J. O’Connell (5)	62	2007	Deputy Chairman of the Board	9,105
			and Lead Director

Richard E. Wenz (2)(3)	56	2007	None	7,400

Executive Officers:

David C.W. Howell	43		Executive Vice President and	203,340	1.0%
			Chief Financial Officer

Denis Horton	54		President International and	63,035
			Managing Director, Radica UK

James M. Romaine	60		Senior Vice President Sales	61,655

Laurence M. Scott, Jr.	60		Senior Vice President of Asian	31,631
			Operations

Craig D. Storey	37		Vice President and Chief	37,137
			Accounting Officer

Kevin D. Brase	40		Vice President Product	11,003
			Development

					Percentage of
				Number of	Common
		Term as		Shares	stock
	Age at	Director	Other Positions and Offices	Beneficially	Outstanding
Name	1/1/06	Expires	Presently Held with Radica	Owned	(1)
Christopher Wilson	41		Vice President of Marketing	5,174

Larry C.N. Cheng	42		Vice President Engineering	11,738

Robert E. Esterbrook	60		Vice President UK Finance &	16,834
			Operations

Paul Fogarty	44		Vice President UK Sales	10,773

Louis S.W. Kwok	44		General Manager, Factory	16,836

Rick C.K. Chu	52		Director of Customer Service	4,479

Martin Frain	37		UK Marketing Director	8,477

Queenie S.F. Lau	39		Director of International Sales	--

Sean C.W. Lee	39		Finance Director – Asia	8,368

Donny K.W. So	42		Director of Project	4,404
			Management

Benedict K.S. Tsang	39		Engineering Director	4,265

Hermen H.L. Yau	46		MIS Director	684

Kenneth K.C. Yu	43		Engineering Director	8,428

____________________

(1)	Except as indicated, in each case these shares represent less than 1% of the total share outstanding.

(2)	Member of the Executive Committee.

(3)	Member of the Audit Committee.

(4)	Mr. Busch is one of the persons included in the RAD Partners 1999 LLC Group. See the table of 5% or greater shareholders above for additional information.

(5)	Member of the Corporate Governance, Nominations and Compensation Committee.

     The information in the above table includes restricted stock held by such persons, whether or not vested.

OTHER MATTERS

     Radica knows of no other matters that will be presented for consideration at the special general meeting. If any other matters properly come before the special general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Radica Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy. Adjournments or postponements of the special general meeting, may be approved, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special general meeting to adopt the amalgamation proposal.

RADICA GAMES LIMITED
PROXY
Special General Meeting of Shareholders,

September 29, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
RADICA GAMES LIMITED

The undersigned shareholder of RADICA GAMES LIMITED, a Bermuda company, hereby acknowledges receipt of the Proxy Statement and the Notice of the Special General Meeting of Shareholders of Radica Games Limited to be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101, on September 29, 2006, at 11:00 a.m., Pacific Daylight Time, and hereby further revokes all previous proxies and appoints Patrick S. Feely and Jon N. Bengston and each of them, as proxy of the undersigned, with full power of substitution for and in the name of the undersigned, at the special general meeting and any adjournments thereof with the same effect as if the undersigned were present.

–	The Board of Directors recommends a vote FOR the below proposals. This Proxy, when properly executed, will be voted as specified below. If no specification is made, this Proxy will be voted IN FAVOR OF proposals 1, 2, and 3 below.

1.	For	– AGAINST	– ABSTAIN	To consider and if thought fit approve the following proposed resolution:

RESOLVED, that each of (i) the amalgamation of Mattel Enterprises, Ltd. and Radica Games Limited, and (ii) the Amalgamation Agreement, dated as of July 25, 2006, among Radica Games Limited, Mattel Foreign Holdings, Ltd., Mattel Enterprises, Ltd. and, solely with respect to Section 6.13 thereof, Mattel, Inc. (the “Agreement”) be and is hereby approved, and Radica Games Limited be and is hereby authorized to execute and deliver the Agreement and perform all obligations, acts and things in connection with the Agreement.

2.	For	– AGAINST	– ABSTAIN	To approve postponements or adjournments of the special general meeting, if necessary, to solicit additional proxies.

3.	For	– AGAINST	– ABSTAIN	In their discretion, the Proxies are authorized to vote upon any other business that may properly come before the meeting

Sign exactly as your name appears on your share certificate. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee exists, all should sign. All joint owners should sign. If a corporation, kindly execute either under seal or under the hand of a duly authorized officer or attorney and provide the full corporation name by president or other authorized officer. If a partnership, sign in partnership name by authorized person. Persons signing in a fiduciary capacity should indicate their full title in such capacity.

Please sign your name:		Date:
(Authorized Signature(s))

* Detach here from proxy voting card *

Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

ANNEX A
EXECUTION VERSION

AGREEMENT AND PLAN OF AMALGAMATION

Among

MATTEL FOREIGN HOLDINGS, LTD.,

MATTEL ENTERPRISES, LTD.,

RADICA GAMES LIMITED

and

MATTEL, INC.
(SOLELY WITH RESPECT TO SECTION 6.13)

Dated as of July 25, 2006

ANNEX A

-i-

ANNEX A

-ii-

ANNEX A

AGREEMENT AND PLAN OF AMALGAMATION

     AGREEMENT AND PLAN OF AMALGAMATION (hereinafter called this “Agreement”), dated as of July 25, 2006, among Radica Games Limited, a Bermuda company (the “Company”), Mattel Foreign Holdings, Ltd., a Bermuda company (“Parent”), Mattel Enterprises, Ltd., a Bermuda company and a wholly-owned subsidiary of Parent (“Amalgamation Sub”), and solely with respect to Section 6.13, Mattel, Inc., a Delaware corporation (“Mattel”). Capitalized terms used herein have the meanings set forth in Annex A hereto.

RECITALS

     WHEREAS, the respective boards of directors of each of Parent, Amalgamation Sub and the Company have approved the Amalgamation and the other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, the board of directors of the Company has resolved to recommend adoption of the Agreement and approval of the Amalgamation by shareholders of the Company;

     WHEREAS, Parent, as the sole shareholder of Amalgamation Sub, has adopted and approved this Agreement and the transactions contemplated hereby;

     WHEREAS, as a condition to and an inducement to Parent and Amalgamation Sub to enter into this Agreement, simultaneously with the execution of this Agreement, certain shareholders of the Company are entering into a voting agreement with Parent, in the form attached hereto as Annex D (the “Voting Agreement”); and

     WHEREAS, the Company, Parent and Amalgamation Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ANNEX A

ARTICLE I

The Amalgamation; Closing; Effective Time

     1.1.     The Amalgamation. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Amalgamation Sub and the Company shall amalgamate (the “Amalgamation”) with the resulting company (sometimes hereinafter referred to as the “Amalgamated Company”) continuing to exist as a company incorporated and governed by the laws of Bermuda. The Amalgamation shall have the effects specified under Section 109 of the Bermuda Companies Act 1981 (the “Bermuda Act”). Prior to the Effective Time, the parties shall enter into the Agreement of Amalgamation, in the form attached hereto as Annex B, and undertake all such other matters, and do all such other things as may be necessary to effect the Amalgamation under Bermuda law.

     1.2.     Effective Time. On the first business day (the “Application Date”) on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied on the Application Date, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement and/or Laws, the Company and Parent will cause an application for registration of an amalgamated company, along with all required documentation, to be filed with the Registrar of Companies in Bermuda (the “Bermuda Registrar”) as provided in Section 108 of the Bermuda Act, unless another date or time is agreed to in writing by Parent and Company. The Amalgamation shall become effective at the time set forth in the certificate of amalgamation issued by the Bermuda Registrar in connection with the application for registration (the “Effective Time”).

     1.3.     Closing. The closing of the Amalgamation shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California at 9:00 A.M., or at such other time and place as the Company and Parent may agree in writing, on the business day on which the certificate of amalgamation with respect to the Amalgamation is issued by the Bermuda Registrar.

ARTICLE II

Memorandum of Association and Bye-Laws of the Amalgamated Company

     2.1.     Memorandum of Association. The memorandum of association of Amalgamation Sub as in effect immediately prior to the Effective Time (in the form attached hereto as Annex C-1) shall be the memorandum of association of the Amalgamated Company after the Effective Time (the “Memorandum of Association”), until thereafter amended as provided therein or by applicable Bermuda law.

     2.2.     The Bye-Laws. The bye-laws of Amalgamation Sub as in effect at the Effective Time (in the form attached hereto as Annex C-2) shall be the bye-laws of

2

ANNEX A

the Amalgamated Company after the Effective Time (the “Bye-Laws”), until thereafter amended as provided therein or by applicable Bermuda law.

ARTICLE III

Officers and Directors
of the Amalgamated Company

     3.1.     Directors. The directors of Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Amalgamated Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum of Association and the Bye-Laws.

     3.2.     Officers. The officers of the Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Amalgamated Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum of Association and the Bye-Laws.

ARTICLE IV

Effect of the Amalgamation on Capital Stock and Options;
Exchange of Certificates

     4.1.     Effect on Capital Stock. At the Effective Time, as a result of the Amalgamation and without any action on the part of the holder of any of the shares of the Company:

     (a)     Amalgamation Consideration. Each share of the Common Stock, par value $0.01 per share, of the Company (a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Amalgamation Sub or any other direct or indirect subsidiary of Parent or Shares that are owned by any direct or indirect subsidiary of the Company (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive, subject to any required withholding of taxes and without interest, an amount in cash equal to $11.55, subject to appropriate adjustment for any dividend of Shares, subdivision, reclassification, recapitalization, split, combination or exchange with respect to the Shares occurring after the date hereof and before the Effective Time (the “Amalgamation Consideration”). At the Effective Time, all Shares shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) formerly representing any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Amalgamation Consideration for each Share formerly represented thereby.

3

ANNEX A

     (b)     Excluded Shares. Each Excluded Share shall be cancelled by virtue of the Amalgamation without payment of any consideration.

     (c)     Amalgamation Sub. Each share of Common Stock, par value $0.01 per share, of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Amalgamated Company.

     4.2.     Payment for Shares.

     (a)     Paying Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval, which approval shall not be unreasonably withheld (the “Paying Agent”), for the benefit of the holders of Shares (other than Excluded Shares), amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments pursuant to Section 4.1(a) (the “Payment Fund”).

     (b)     Payment Procedures. Promptly after the Effective Time, but in no event later than the fifth business day following the Effective Time, the Amalgamated Company shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor payment in the amount of the Amalgamation Consideration for each Share formerly represented thereby (after giving effect to any required tax withholdings) to which such holder is entitled, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the share register of the Company, the Amalgamation Consideration to be paid upon due surrender of the Certificate therefor may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any payment is to be made to a Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of such payment that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or shall establish to the reasonable satisfaction of Parent or the Paying Agent that such tax has been paid or is not applicable.

4

ANNEX A

     (c)     Transfers. At the Effective Time, the share register of the Company shall be closed and thereafter, there shall be no transfers on the share register of the Company of the Shares that were outstanding immediately prior to the Effective Time.

     (d)     Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for one year after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for payment of cash upon due surrender of their Certificates (or affidavits of loss in lieu thereof) without any interest thereon. Notwithstanding the foregoing, none of Parent, the Amalgamated Company, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

     (e)     Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and delivery by such Person of an indemnity in favor of the Company in respect thereof, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate and such an indemnity, the amount to which such Person is entitled upon due surrender of and deliverable in respect of the Shares formerly represented by such Certificate pursuant to this Agreement.

     (f)     Withholding. Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company shareholder such amounts as Parent and the Paying Agent are required to deduct and withhold under the Code or any other applicable Tax Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company shareholders in respect of whom such deduction and withholding was made by Parent or the Paying Agent.

     4.3.     Stock Options. At the Effective Time, each then outstanding option granted under the Company’s 1994 Stock Option Plan, as amended and restated (the “1994 Stock Plan”) and under the Company’s 2004 Omnibus Equity Incentive Plan (the “2004 Stock Plan”, together with the 1994 Stock Plan, the “Stock Plans”), to purchase Shares (a “Company Option”), whether vested or unvested, shall be canceled and converted into the right to receive from Parent an amount of cash equal to the product of (x) the amount, if any, by which the Amalgamation Consideration exceeds the exercise price per Share subject to such Company Option (whether vested or unvested) and (y) the number of Shares issuable pursuant to the unexercised and outstanding portion of such Company Option, less any required withholding of taxes. Each of Parent and the Company shall, prior to the Effective Time, take any necessary action in connection with the foregoing sentence. Any amounts to be paid by Parent pursuant to this Section 4.3

5

ANNEX A

shall be in addition to any amounts to be paid by or on behalf of Parent pursuant to Section 4.2.

     4.4.     Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any Shares that are held by shareholders of the Company who did not vote in favor of the Amalgamation shall be cancelled at the Effective Time and converted into the right to receive the Amalgamation Consideration for each Share formerly represented thereby, subject to the rights of shareholders of the Company (“Dissenting Shareholders”) who are not satisfied that the Amalgamation Consideration constitutes fair value of their Shares and require appraisal of the fair value of their Shares (“Dissenting Shares”) under Section 106 of the Bermuda Act. In the event that the Company decides to proceed with the Amalgamation pending the determination of any appraisal proceedings initiated by Dissenting Shareholders, the Dissenting Shareholders shall receive the Amalgamation Consideration for each Share formerly represented thereby upon compliance with the requirements set forth in Section 4.2. The Company shall give Parent (i) reasonably prompt notice of any written demands by Dissenting Shareholders for appraisal of Dissenting Shares or withdrawals of such demands received by the Company pursuant to the Bermuda Act and (ii) the opportunity to participate to the extent permitted by applicable Bermuda law in all negotiations and proceedings with respect to demands by Dissenting Shareholders for appraisal of Dissenting Shares under the Bermuda Act. Except as required by Section 106 of the Bermuda Act, prior to the Effective Time, the Company shall not make any payment with respect to any demands by Dissenting Shareholders of Dissenting Shares or offer to settle or settle any such demands.

     4.5.     Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Amalgamated Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Amalgamated Company are hereby fully authorized in the name of the Company or otherwise to take, and will use all good faith efforts to take, all such lawful and necessary action in connection therewith, so long as such action is not inconsistent with this Agreement.

ARTICLE V

Representations and Warranties

     5.1.     Representations and Warranties of the Company. Except as set forth in the disclosure letter delivered to Parent by the Company on or prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any part of the Company Disclosure Letter shall be deemed disclosure with respect to any other part to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Amalgamation Sub that:

6

ANNEX A

     (a)     Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease, license and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing, licensing or operation of its assets or properties or conduct of its business requires such qualification or license, except where the failure to be so organized, qualified, licensed or in good standing or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Company has made available to Parent a complete and correct copy of the Company’s memorandum of association and bye-laws, each as amended to date.

     (b)     Capital Structure. The authorized capital stock of the Company consists of 100,000,000 Shares, of which 19,405,736 Shares were outstanding as of the close of business on July 14, 2006. Since July 14, 2006, no Shares have been issued except pursuant to the exercise of Company Options. All of the outstanding Shares have been, and all Shares that may be issued pursuant to the exercise of outstanding Company Options will be, duly authorized, validly issued, fully paid and nonassessable. The Company has no Shares reserved for issuance, except that, as of June 30, 2006, there were 970,178 Shares reserved for issuance under outstanding Company Options issued pursuant to the 1994 Stock Plan, which plan has terminated, and there were 47,500 Shares reserved for issuance under outstanding Company Options issued pursuant to the 2004 Stock Plan. Section 5.1(b) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of the prices at which outstanding Company Options may be exercised, the number of Company Options outstanding at each such price and the vesting schedule of the Company Options. Each of the outstanding shares of capital stock of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance. Section 5.1(b) of the Company Disclosure Letter sets forth a true and complete list of the Company’s Subsidiaries, including the name, jurisdiction of incorporation or formation and the Company’s percentage ownership, direct or indirect, of capital stock or other equity interests of each such Subsidiary. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries restricting the transfer, affecting the voting rights or requiring the

7

ANNEX A

registration for sale of any Shares or any capital stock of the Company or any of its Subsidiaries.

     (c)     Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only to shareholder approval of this Agreement by at least three-fourths of those voting at the Company Shareholders Meeting (the “Company Requisite Vote”), the Amalgamation and the other transactions involving the Company contemplated by this Agreement. This Agreement has been duly authorized and executed by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

     (ii)     The Board of Directors of the Company has (A) approved this Agreement and the Amalgamation and the other transactions contemplated hereby, (B) determined that this Agreement and the transactions contemplated hereby, including the Amalgamation, are advisable, fair to and in the best interests of the Company and the holders of Shares, (C) resolved to recommend that the holders of Shares vote for the adoption of this Agreement and approval of the Amalgamation at the Company Shareholders Meeting (the “Company Recommendation”), and (D) received the written opinion of its financial advisor, Navigant Capital Advisors, LLC (“Navigant”), to the effect that (subject to the assumptions made, procedures followed, matters considered and limitations on review undertaken by Navigant, in each case as set forth in such opinion) the Amalgamation Consideration is fair to the Company’s shareholders (other than the Company’s officers and directors) from a financial point of view.

     (d)     Governmental Filings; No Violations; Certain Contracts. (i) Other than the filings and/or notices (A) pursuant to Section 1.2, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (C) to comply with state securities or “blue sky” laws, (D) required to be made with the Nasdaq National Stock Market, (E) required to be made under applicable foreign antitrust and competition laws and (F) pursuant to the Bermuda Act, no notices, reports or other filings are required to be made by the Company with, nor are any consents, waivers, registrations, approvals, permits, authorizations, notices or filings required to be made or obtained by the Company or any of its Subsidiaries to or from, any domestic or foreign governmental or regulatory authority, agency, commission, body or other governmental entity (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company and its Subsidiaries of the Amalgamation and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or to prevent, materially delay or

8

ANNEX A

materially impair the ability of the Company to consummate the transactions contemplated hereby.

     (ii)     The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Amalgamation and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the memorandum of association or bye-laws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) a breach or violation of, or a default, termination or cancellation under, or the acceleration of any obligations or the creation of a lien, pledge, mortgage, security interest, charge or other encumbrance (each, a “Lien”) on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contracts (including Material Contracts) binding upon the Company or any of its Subsidiaries or any Law or Order applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected or (C) any change in the rights or obligations of any party (including requiring any consents or waivers) under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, termination, cancellation, acceleration, Lien or change that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

     (e)     Company Reports; Financial Statements; Undisclosed Liabilities. (i) The Company has timely filed all registration statements, reports, proxy statements, information statements, forms or other documents, including any exhibits, annexes and any amendments thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2003, including the Company’s Annual Report on Form 20-F for the years ended December 31, 2005, 2004 and 2003 (collectively, including any such documents filed subsequent to the date hereof and as amended, the “Company Reports”). As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports (i) complied in all material respects with the applicable requirements of the Securities Act and Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of income, of shareholders’ equity and of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings, changes in financial position and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles (“GAAP”)

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consistently applied during the periods involved, except as may be noted therein. Except for liabilities and obligations set forth in the Company Reports and except for liabilities and obligations incurred in the ordinary course of business, the Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto which, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby. No enforcement action has been initiated, or to the knowledge of the Company, threatened, against the Company by the SEC relating to disclosures contained in any Company Reports. The books and records of the Company and each of its Subsidiaries have been, and will be, maintained in accordance with applicable legal and accounting requirements in all material respects.

     (ii)     The Company and its Subsidiaries are in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to the Company and its Subsidiaries.

     (f)     Absence of Certain Changes. Except as disclosed in the Company Reports, since December 31, 2005, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and there has not been (i) any change in the financial condition, properties, business or results of operations of the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased, licensed or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; (iii) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company, other than the Company’s regular quarterly cash dividend of $0.05 per share payable on July 31, 2006 and October 31, 2006, or any redemption, purchase or acquisition of any shares of any class or series of the capital stock of the Company or any of its Subsidiaries; (iv) any change by the Company in accounting principles, practices or methods; (v) any transfer, lease, licensing, sale, disposition or encumbrance of any business unit or any material assets of the Company or any of its Subsidiaries, other than sales of inventory in the ordinary course of business; (vi) any acquisition by the Company or any of its Subsidiaries by merger, consolidation, acquisition of all or substantially all the assets or capital stock or other similar transaction of any corporation, partnership, limited liability company or other business organization, except for purchases of inventory in the ordinary course of business; (vii) any write-down of assets, including inventory or accounts receivable, other than as required by GAAP; (viii) any amendment of the memorandum of association or bye-laws or similar organizational documents of the Company, or any alteration in any material respect through merger, liquidation, reorganization, restructuring of corporate structure or ownership of the Company or any of its “Significant Subsidiaries” (within the meaning of Rule 1-02(w) of Regulation S-X promulgated by the SEC); (ix) any new, or change in

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ANNEX A

any, material Tax election; any material settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes; any change in any annual Tax accounting period; any adoption or change in any method of Tax accounting; any filing of any amended material Tax Return; any entrance into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax; any surrender of any right to claim a material Tax refund or any consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or (x) any agreement to take any of the foregoing actions.

     (g)     Material Contracts. (i) Except as disclosed in the Company Reports, none of the Company or any of its Subsidiaries is a party to any Material Contract. As used in this Agreement, “Material Contract” means any (A) Contract that would be a contract required to be filed pursuant to Instruction 4 under “Instructions as to Exhibits” in Form 20-F, (B) Contract providing for aggregate expenditures to or by the Company in excess of $5,000,000, or annual expenditures to or by the Company or any of its Subsidiaries in excess of $2,500,000 (other than Contracts (I) pursuant to which the amount of royalty payments vary with the amount of sales of a product to which the Contract relates, and (II) for which such royalty payments have not exceeded $2,500,000 for any of the years ended December 31, 2003, 2004 and 2005), (C) partnership, joint venture or limited liability or management agreement with any Person (other than as solely between or among the Company or any of its Subsidiaries), (D) except for this Agreement and any other document executed in connection with the Amalgamation, Contract relating to any merger, consolidation, business combination, share exchange, business acquisition, or for the purchase, acquisition, sale or disposition of any assets (other than the sale of inventory in the ordinary course of business) of the Company or any of its Subsidiaries, in each case in which the consideration would have a value in excess of $2,500,000, (E) Contract containing a non-compete or exclusivity provision that materially limits the right (geographically or otherwise) of the Company or any of its Subsidiaries to conduct any line of business or compete with any Person, or (F) any material IP License that relates to a Key Product.

     (ii)     Each Material Contract is (A) a valid and binding obligation upon the Company or any of its Subsidiaries that is a party thereto, (B) to the knowledge of the Company, a valid and binding obligation of each other party thereto, and (C) in full force and effect. No event has occurred that, with or without notice, the passage of time or both, would constitute a default by the Company or any of its Subsidiaries, or any other party thereto, under any provision thereof or that would permit modification, cancellation, foreclosure, imposition of any Lien, prepayment or acceleration or termination of any Material Contract by any other party thereto or by it, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received any written notice regarding any violation or breach of, or default under, any Material Contract, or any intention to terminate any such Material Contract prior to the expiration of its stated term, except for any violation or breach of, default under or intention to terminate any

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ANNEX A

Material Contract which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

     (h)     Litigation. Except as disclosed in the Company Reports filed prior to the date of this Agreement, (i) there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, in each case, which would individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

     (i)     Employee Benefits. (i) All benefit and compensation plans, contracts, agreements, policies or arrangements covering current or former employees of the Company and any of its Subsidiaries (the “Employees”) and current or former directors of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each material employment, consulting, severance, termination, retirement, profit sharing, bonus, incentive or deferred compensation, retention or change in control plan, program, arrangement, agreement or commitment, and each bonus, stock option, restricted stock or other equity-based, profit sharing, savings, life, health, disability, accident, medical, insurance, vacation, other material fringe benefit or other employee compensation plan, program, arrangement, agreement or policy (the “Benefit Plans”) are listed on Section 5.1(i) of the Company Disclosure Letter. True and complete copies of all Benefit Plans listed on Section 5.1(i) of the Company Disclosure Letter, including, if applicable, any trust instruments and insurance contracts forming a part of any Benefit Plans, all amendments thereto and the most recent determination letters issued by the Internal Revenue Service (the “IRS”), all government and regulatory approvals received from any foreign governmental authority in respect of any Non-U.S. Benefit Plans (defined below), the most recent summary plan descriptions (including any material modifications), the two most recent annual reports on Form 5500 (including all attachments thereto), the two most recent actuarial reports and the two most recent audited financial reports for any funded Benefit Plan, have been made available to Parent.

     (ii)     All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), and all benefit plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (“Non-U.S. Benefit Plans”), are in substantial compliance with ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable Laws. Each Benefit Plan which is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial

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ANNEX A

amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Company nor any of its Subsidiaries has incurred nor reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

     (iii)     Neither the Company nor any of its Subsidiaries, nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (A) maintains or contributes to or has within the past six years maintained or contributed to a Pension Plan that is subject to Subtitles C or D of Title IV of ERISA or Section 412 of the Code or (B) maintains or has an obligation to contribute to or has within the past six years maintained or had an obligation to contribute to a Multiemployer Plan. All contributions required to be made under the terms of any Benefit Plan, as of the date hereof, have been timely made or have been reflected on the Company Reports.

     (iv)     As of the date hereof, there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Benefit Plans and no Benefit Plan is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal, state or local governmental agency, department or authority or any foreign governmental agency, department or authority. Neither the Company nor any of its Subsidiaries has any obligations to provide health, accident, disability, life insurance or death benefits with respect to any current or former employees, consultants or directors or any retirees of the Company or any of its Subsidiaries, or the spouses, dependents or beneficiaries of any of the foregoing, beyond the termination of employment or service of any such employee, consultant, director or retiree, whether under any Benefit Plan or otherwise, other than as required under Section 4980B of the Code or other applicable Law. The Company or its applicable Subsidiary may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

     (v)     There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. None of the execution of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), will (A) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries to any

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ANNEX A

payment, (B) increase the amount of compensation or benefits due to any such employee, consultant or director, (C) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit, (D) result in any “parachute payment” under Section 280G of the Code (whether or not such payment would be considered reasonable compensation for services rendered) or (E) result in payments which would not be deductible under Section 162(m) of the Code.

     (vi)     To the extent the Company or any of its Subsidiaries has made any payments or provided any benefits to any “service provider” that would constitute “deferred compensation,” in each case within the meaning of Section 409A of the Code, such payments have been made, and such benefits have been provided, in good faith compliance with IRS Notice 2005-1, the proposed regulations promulgated under Section 409A of the Code prior to the date hereof, or with the provisions of Section 409A of the Code.

     (vii)     All stock options granted under the Stock Plans have been granted in compliance, in all material respects, with the terms of applicable Law and the applicable Stock Plans and the exercise price of each such option was determined in accordance with the applicable Stock Plan.

     (viii)     With respect to each Non-U.S. Benefit Plan: (A) each such plan has been administered in all material respects in accordance with its terms and all applicable Laws, (B) all contributions, premiums, accruals, payments or reimbursements required by applicable Law or the terms of the applicable plan for all periods ending prior to or as of the date hereof have been made, and (C) the current value of liabilities under each such plan do not exceed the assets and reserves set aside under such plan as of the date hereof in an amount that would be material.

     (j)     Compliance with Laws; Permits. (i) The Company and each of its Subsidiaries are in compliance with all federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, licenses and permits of any Governmental Entity (collectively, “Laws”) applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for such non-compliance that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

     (ii)     The Company and each of its Subsidiaries has all permits, licenses, orders and other governmental authorizations, consents and approvals necessary to own, lease or operate its properties and to conduct its business as presently conducted (collectively, the “Permits”), except those the absence of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. There has occurred no default, revocation or suspension under any such Permit, and no event has occurred that permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that is currently in effect, except in each case for any default,

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ANNEX A

revocation, suspension, event, non-renewal, modification, suspension, limitation or termination that individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

     (k)     Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s memorandum of association and bye-laws is applicable to the Company, the Shares, the Amalgamation or the other transactions contemplated hereby.

     (l)     Environmental Matters. (i) Except as set forth in the Company Reports filed prior to the date hereof (A) to the knowledge of the Company, the Company and its Subsidiaries are now and have always been in compliance, in all material respects, with all applicable Environmental Laws and have all permits necessary to conduct current operations; and (B) there have not been any Hazardous Substances used, generated, treated, stored, transported, disposed of, or released on, under, about, or emanating to or from any property currently or previously owned, leased or operated by the Company or any of its Subsidiaries at the time such property was owned, leased or operated by the Company or any of its Subsidiaries except as permitted under applicable Environmental Laws.

     (ii)     Except as set forth in the Company Reports filed prior to the date hereof, the Company and its Subsidiaries (A) are not the subject of any pending written notice from any Governmental Entity or any other Person alleging a material violation of, or liability under, any applicable Environmental Laws nor, to the knowledge of the Company, is the Company or any Subsidiaries aware of any probable basis for such a notice; and (B) are not, to the knowledge of the Company, currently subject to any investigation, court order, administrative order or decree arising under any Environmental Law. The Company has made available to Parent copies of all environmental reports, studies, assessments and sampling data in its possession or control relating to any properties currently or previously owned, leased or operated by the Company or any of its Subsidiaries.

     (m)     Taxes. (i) The Company and its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (B) have paid all Taxes (as defined below) that are due and owing, whether or not shown as due on such filed Tax Returns, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such waiver or extension. No deficiencies for Taxes of the Company or its Subsidiaries have been claimed, proposed or assessed by any authority and, as of the date hereof, there are not pending or, to the knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of

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ANNEX A

Taxes or Tax matters. No claim has ever been made by an authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction. The Company has made available to Parent true and correct copies of all Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2005 (if any), 2004 and 2003, and complete and accurate copies of all examination reports and statements of deficiencies assessed against, and received by, or agreed to, by any of the Company and its Subsidiaries (and their respective predecessors) since December 31, 2001. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any Taxes has been executed or filed with any authority.

     (ii)     The unpaid Taxes of the Company did not, as of the date of the most recent Company financial statements included in the Company Reports, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the most recent Company financial statements included in the Company Reports. Since the date of the most recent Company financial statements included in the Company Reports, the Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

     (iii)     There are no Liens for Taxes on any assets of the Company other than Liens for Taxes not yet due and payable.

     (iv)     There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company, and, after the Effective Time, the Company shall not be bound by any such Tax-sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Effective Time.

     (v)     The Company has never been a member of a group filing a consolidated Tax Return (other than a group the common parent of which is the Company). The Company has no liability for the Taxes of any other Person (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (B) as a transferee or successor, (C) by contract, or (D) otherwise.

     (vi)     The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

     (vii)     The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

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ANNEX A

     (viii)     Neither the Company nor any of its Subsidiaries incorporated outside of the United States is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

     (n)     Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, nor has there been for the past five years, any employee strike, material labor dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. There are no claims, controversies, investigations, legal proceedings or complaints pending or, to knowledge of the Company, threatened, by any Governmental Entity, any employees, any party or parties representing any of such employees, or any former employer of a current employee, against the Company or any of its Subsidiaries before any court, arbitrator or other tribunal that are reasonably likely to have a Company Material Adverse Effect.

     (o)     Insurance. All material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by the Company and its Subsidiaries are with reputable insurance carriers and are of such character and in such amounts as are in accordance with normal industry practice for companies engaged in similar businesses.

     (p)     Real Property; Assets. (i) Section 5.1(p) of the Company Disclosure Letter identifies (A) a complete, accurate and current list of all real property owned by the Company and its Subsidiaries as of the date hereof and (B) a complete, accurate and current list of all real property leased or subleased by the Company and its Subsidiaries as of the date hereof (collectively, the “Leased Properties”). Copies of the lease agreements under which each Leased Property is leased (the “Leases”) have been made available to Parent. No event has occurred that, with or without notice, the passage of time or both, would cause a breach or default under any such Lease, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

     (ii)     The Company and each of its Subsidiaries has good and valid title to, or, in the case of Leased Properties and other leased assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, easements, title defects, deeds of trust, rights of way, restrictive covenants, encroachments or similar restrictions or limitations, except (A) as reflected in the Company’s most recent balance sheet contained in the Company Reports, statutory landlord Liens or Liens arising under equipment leases

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ANNEX A

entered into in the ordinary course of business consistent with past practice, (B) Liens for Taxes not yet due and payable, (C) such imperfections of title and encumbrances, if any, that do not in any material respect detract from the value or interfere with the present use of the property subject thereto or affected thereby, and (D) except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

     (q)     Intellectual Property. (i) Section 5.1(q) of the Company Disclosure Letter sets forth a list of (A) all registered patents, trademarks, copyrights, mask works and applications therefor owned by the Company or any of its Subsidiaries, indicating the name of the registered owner, the registration or application number and the applicable filing jurisdiction. True and correct copies of all material IP Licenses that relate to any of the Key Products have been made available to Parent.

     (ii)     The Company and/or its Subsidiaries owns, or has licensed or otherwise possesses the right to make, use, sell, copy, distribute, make derivative works of, publicly perform and publicly display (collectively, “Use”) all Intellectual Property that is Used in, or necessary for, the business of the Company and its Subsidiaries as currently conducted (collectively, “Business Intellectual Property”), except for any such failures to own, be licensed or possess that individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. The execution, delivery and performance of this Agreement will not change, or constitute or result in any change, in the rights of the Company or any of its Subsidiaries to Use the Business Intellectual Property, except for any such change that individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. With respect to Business Intellectual Property owned by, or in the case of copyrights, exclusively licensed to, the Company and/or its Subsidiaries (collectively, the “Owned Intellectual Property”), neither the Company nor any of its Subsidiaries has granted any security interests, rights of first refusal, rights of first negotiation, options, calls or puts in any Business Intellectual Property. The Owned Intellectual Property is valid, subsisting, in full force and effect and to the Company’s knowledge, enforceable, and the Company and/or its Subsidiaries own all right, title and interest therein (including the sole right to enforce) free and clear of all Liens.

     (iii)     Except as disclosed in Company Reports:

(A) neither the Company nor any of its Subsidiaries is in violation of any IP License or other Material Contract as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries purports to have the right to Use any Business Intellectual Property from third parties (collectively, “Third-Party Intellectual Property”), except for any such failures to own, be licensed or possess that individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries will be in violation of

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ANNEX A

any such agreement as a result of the execution and delivery of this Agreement or the performance of the Company’s obligations hereunder;

(B) no claims, litigation, oppositions, cancellations, proceedings or objections with respect to (I) Owned Intellectual Property or (II) to the knowledge of the Company, Third-Party Intellectual Property, are currently pending or are threatened by any Person;

(C) to the knowledge of the Company, there is no valid ground for any bona fide claims (I) to the effect that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates (including in the manufacture, sale, licensing or use of any product as now Used, sold or licensed or proposed for use, sale or license by the Company or any of its Subsidiaries) any Intellectual Property of any Person; (II) against the use by the Company or any of its Subsidiaries of any Business Intellectual Property Used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (III) challenging the ownership, validity or enforceability of any of the Owned Intellectual Property; or (IV) challenging any license or right to Use the Third-Party Intellectual Property by the Company or any of its Subsidiaries, except, in the case of (III) or (IV), as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect;

(D) to the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Owned Intellectual Property by any other Person, including any employee, consultant or former employee or consultant of the Company or any of its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect;

(E) the Company has taken reasonable measures to protect and preserve the trade secret status of all trade secrets that are Business Intellectual Property. It is the policy of the Company and each of its Subsidiaries to require all employees and consultants to enter into or be bound by confidentiality agreements or undertakings for the benefit of the Company and/or its Subsidiaries which require such employees and consultants to maintain the confidence of its trade secrets. All material Intellectual Property developed on behalf of the Company or any of its Subsidiaries either constitutes work made for hire or has been assigned to the Company;

(F) all of the Company’s and its Subsidiaries’ information technology systems and computers, and Owned Intellectual Property (and all parts thereof), have not materially malfunctioned or failed within the past three years and otherwise operate as required by the Company and its Subsidiaries in connection with their respective businesses; and

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ANNEX A

(G) To the knowledge of the Company and its Subsidiaries, none of the Company or any of its Subsidiaries has received any written notice asserting such Company’s or Subsidiary’s breach of, or default under, any Material Contract that is an IP License, or written notice of any intention of the other party thereto to terminate any such IP License prior to the expiration of its stated term, where the breach or default under, or termination of, such IP License would reasonably be likely to have a material and adverse effect on the Company’s or a Subsidiary’s rights with respect to a Key Product.

     (r)     Affiliate Transactions. Except as disclosed in the Company Reports, there are no transactions, agreements, arrangements or understandings between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any Affiliate of the Company (other than the Company’s Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

     (s)     Product Liability. The Company is not aware of any claim, or event that would be reasonably likely to result in a claim, against the Company or any of its Subsidiaries for injury to any person or property of employees or any third parties suffered as a result of the sale of any product or performance of any service by the Company or any of its Subsidiaries, including claims arising out of the defective or unsafe nature of its products or services, which could, individually or in the aggregate, have a Company Material Adverse Effect.

     (t)     Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any agent or employee has, directly or indirectly, materially violated any applicable provision of the Foreign Corrupt Practices Act of 1977, as amended.

     (u)     Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Amalgamation or the other transactions contemplated hereby, except that the Company has employed Navigant as its financial advisor, the arrangements with which have been disclosed to Parent prior to the date hereof. The Company has made available to Parent a true and correct copy of all engagement letters relating to arrangements with Navigant.

     5.2.     Representations and Warranties of Parent and Amalgamation Sub. Except as set forth in the disclosure letter delivered to the Company by Parent on or prior to entering into this Agreement (the “Parent Disclosure Letter”), each of Parent and Amalgamation Sub hereby represents and warrants to the Company that:

     (a)     Organization and Good Standing. Each of Parent and Amalgamation Sub is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar

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power and authority to own, lease, license and operate its properties and assets and to carry on its business as presently conducted.

     (b)     Corporate Authority. Each of Parent and Amalgamation Sub has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Amalgamation and the other transactions involving Parent and Amalgamation Sub contemplated by this Agreement, including having obtained the requisite approval of the shareholders of Amalgamation Sub by a vote of at least three-fourths of those voting at the meeting of shareholders. This Agreement has been duly authorized and executed by each of Parent and Amalgamation Sub and is a valid and binding agreement of Parent and Amalgamation Sub, enforceable against each of Parent and Amalgamation Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     (c)     Governmental Filings; No Violations.

     (i)     Other than the filings and/or notices (A) pursuant to Section 1.2, (B) under the HSR Act and the Exchange Act, (C) to comply with state securities or “blue sky” laws, (D) required to be made with the New York Stock Exchange, (E) required to be made pursuant to applicable foreign antitrust and competition laws and (F) pursuant to the Bermuda Act, no notices, reports or other filings are required to be made by Parent or Amalgamation Sub with, nor are any consents, waivers, registrations, approvals, permits, authorizations, notices or filings required to be obtained by Parent or Amalgamation Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and Amalgamation Sub and the consummation by Parent and Amalgamation Sub of the Amalgamation and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

     (ii)     The execution, delivery and performance of this Agreement by Parent and Amalgamation Sub do not, and the consummation by Parent and Amalgamation Sub of the Amalgamation and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the governing instruments of Parent or Amalgamation Sub, (B) a breach or violation of, or a default, termination or cancellation under, or the acceleration of any obligations or the creation of a Lien on the assets of Parent or Amalgamation Sub (with or without notice, lapse of time or both) pursuant to, any Contracts binding upon Parent or Amalgamation Sub or any Law or Order applicable to Parent or Amalgamation Sub or by which its or any of their respective properties is bound or affected or (C) any change in the rights or obligations of any party (including requiring any consents or waivers) under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, termination, cancellation, Lien or change that, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.

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     (d)     Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Amalgamation or the other transactions contemplated hereby, except that Parent has employed Lehman Brothers Inc. as its financial advisor, the arrangements with which have been disclosed to the Company prior to the date hereof.

     (e)     Available Funds. Parent has all funds necessary to satisfy all of its obligations hereunder and in connection with the Amalgamation and the other transactions contemplated hereby.

ARTICLE VI

Covenants

     6.1.     Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, which decision whether to approve shall not be unreasonably delayed, and except as otherwise expressly contemplated hereby or set forth in the Company Disclosure Letter):

     (a)     (i) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use all reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors and employees; and (ii) it shall, and shall cause its Subsidiaries to, pay Taxes of the Company and its Subsidiaries when due and payable, except to the extent that both (A) any such Tax is contested in good faith by the Company or any of its Subsidiaries, and (B) adequate reserves shall have been provided for with respect to such Tax;

     (b)     it shall not (i) amend or restate the organizational documents of the Company or any of its Subsidiaries; (ii) split, combine or reclassify its outstanding shares of capital stock; (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property in respect of any shares of its capital stock, other than dividends from any of its Subsidiaries to it and other than its regular quarterly cash dividend of $0.05 per Share payable on July 31, 2006 and October 31, 2006, provided, that (A) if the Effective Time shall occur on or prior to October 31, 2006, the Company shall not pay (or declare to be paid) a dividend on October 31, 2006, and (B) at any time on or prior to October 10, 2006, the Company may not declare any dividend to be paid on October 31, 2006; or (iv) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any Shares or any securities convertible into or exchangeable or exercisable for any shares of its capital stock other than repurchases of securities from employees upon termination of employment;

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     (c)     neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of, transfer or encumber, or authorize the issuance, sale, pledge, disposition, transfer or encumbrance of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or other equity interests (other than (A) grants of Company Options or restricted Shares in connection with regular quarterly grants to directors of the Company, in each case not to exceed, in any calendar quarter, 600 Shares for each outside director and the chairman of the board of directors of the Company, and (B) Shares issuable pursuant to Company Options outstanding on the date hereof); (ii) transfer, lease, license, sell, dispose of or encumber or authorize the transfer, lease, licensing, sale, disposition or encumbrance of any business unit or any material assets of the Company or any of its Subsidiaries, other than sales of inventory in the ordinary course of business; or (iii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise become liable for the obligations of any Person in a principal amount not to exceed $250,000 in the aggregate for the Company and its Subsidiaries, taken as a whole (other than indebtedness between or among the Company and/or its Subsidiaries or letters of credit issued to support purchase obligations of the Company or any of its Subsidiaries in the ordinary course of business);

     (d)     neither it nor any of its Subsidiaries shall increase the compensation payable or to become payable to its officers or to employees who are not officers or directors (other than, in each case, planned merit or promotional increases or increases in the ordinary course of business consistent with past practice, in each case which are described in Section 6.1(d) of the Company Disclosure Letter), or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries (except, in the case of employees who are not officers or directors, in accordance with the terms of the Benefit Plans), or establish, adopt, enter into or amend, any collective bargaining agreement or Benefit Plan, except for amendments of an administrative nature that would have a de minimis effect on the cost of maintaining the Benefit Plan or as required by Law;

     (e)     except in the ordinary course of business consistent with past practice, neither it nor any of its Subsidiaries shall (i) enter into, amend, terminate, renew or extend, or waive, release or assign any material rights or any material claims under any Contract that would be material to the Company and its Subsidiaries taken as a whole or (ii) license, lease, sell or otherwise dispose of, or (other than with respect to the natural expiration of copyrights and patents in accordance with their scheduled expiration dates) cause the lapsing or abandonment of any material Owned Intellectual Property;

     (f)     neither it nor any of its Subsidiaries shall make any capital expenditures or other expenditures with respect to property, plant or equipment, in each case that would exceed $2,500,000 in the aggregate for the Company and its Subsidiaries, taken as a whole;

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     (g)     neither it nor any of its Subsidiaries shall acquire by merger, consolidation, acquisition of assets or capital stock or any similar transaction any corporation, partnership, limited liability company or other business organization or all or substantially all of the assets of any such entity;

     (h)     neither it nor any of its Subsidiaries shall settle or compromise any claims or litigation in which (i) the amount settled or compromised exceeds $250,000 (other than in the ordinary course of business consistent with past practice as a result of sales or warranty programs) or (ii) such settlement or compromise provides for the grant, transfer or relinquishment of any rights or other non-monetary consideration and does not contain a full and unconditional release of the Company and its Subsidiaries;

     (i)     neither it nor any of its Subsidiaries shall make any change, other than as required by GAAP or by the SEC, to its accounting principles or procedures;

     (j)     neither it nor any of its Subsidiaries shall make or change any material Tax election, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any material Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

     (k)     neither it nor any of its Subsidiaries shall (i) make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any of its Subsidiaries) in excess of $500,000 in the aggregate, other than investments in cash or cash equivalents in the ordinary course of business consistent with existing investment policies, or (ii) conduct any write-down of assets, including inventory or accounts receivable, other than as required by GAAP;

      (l)     neither it nor any of its Subsidiaries shall authorize or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or otherwise alter in any material fashion its corporate, capital or ownership structure;

     (m)     neither it nor any of its Subsidiaries shall fail to use reasonable best efforts to maintain their existing insurance policies in all material respects in effect as of the date hereof; and

     (n)     neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

     6.2.     Acquisition Proposals. (a) The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that it shall not authorize or permit its or any of its Subsidiaries’ employees, agents and

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representatives to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, amalgamation or similar transaction involving the Company, or with respect to any purchase, acquisition, assignment, lease or transfer of 25% or more of the consolidated assets of the Company or 25% or more of the equity securities of the Company, or any combination of the foregoing (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). The Company further agrees that neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that it shall not authorize or permit its or any of its Subsidiaries’ employees, agents and representatives to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to a proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal or enter into an agreement or agreement in principle with respect to an Acquisition Proposal.

     (b)     The provisions of Section 6.2(a) shall not prevent the Company or its Board of Directors, prior to obtaining the Company Requisite Vote and subject to complying with the terms of this Agreement, from (A) complying with its disclosure obligations under applicable Law; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from such Person requesting such information an executed confidentiality agreement on terms no more favorable to such person than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal); (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; (D) recommending such an Acquisition Proposal to the shareholders of the Company; or (E) entering into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if, (i) in each case referred to in clause (B), (C), (D) and/or (E) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel and the Company’s financial advisor that such action is likely to be required in order for its directors to comply with their respective fiduciary duties under applicable Law and (ii) in each case referred to in clause (D) and/or (E) above, (x) the Company has given Parent five business days’ prior written notice (such five business day period to recommence upon notification by the Company of any material change to the applicable Acquisition Proposal) of its intention to take any such action (including attaching the most current version of any such binding written agreement referred to in clause (E) above) and (y) at the end of such five business day period, after taking into account any adjusted, modified or amended terms proposed by Parent, the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal, if accepted, has substantially the same likelihood of consummation as the Amalgamation, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from

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a financial point of view than the Amalgamation (any Acquisition Proposal as to which the Company’s Board of Directors make such good faith determination being referred to in this Agreement as a “Superior Proposal”). The Company agrees that it will not recommend to the shareholders of the Company an Acquisition Proposal referred to in clause (D) above or enter into a binding agreement referred to in clause (E) above until, in each case, at least the sixth business day after it has provided the notice (or revised notice, as the case may be) to Parent required under the previous sentence. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

     (c)     The Company agrees that it will notify Parent promptly (and in any event within twenty-four (24) hours) upon receipt of any Acquisition Proposal by it or any of its representatives, including the material terms of such proposal, the identity of the potential acquiror, any information requested from the Company, or of any negotiations or discussions being sought to be initiated with the Company. The Company shall keep Parent fully informed on a prompt basis with respect to any material changes to the applicable Acquisition Proposal, the Company’s intention to enter into an Acquisition Proposal or any other material developments with respect to the foregoing. The Company will simultaneously provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any Person that was not previously provided to Parent.

     6.3.     Company Shareholders Meeting. The Company will take, in accordance with applicable Law and its memorandum of association and bye-laws, all action necessary to convene a meeting of holders of Shares (the “Company Shareholders Meeting”) as promptly as practicable after the date hereof to consider and vote upon this Agreement. Subject to fiduciary obligations under applicable Law, the Company’s Board of Directors shall recommend approval of this Agreement and shall take all lawful action to solicit such approval. For the avoidance of doubt, nothing herein shall prevent the Company’s Board of Directors from withholding, withdrawing, amending or modifying its recommendation that the Company’s shareholders vote in favor of this Agreement if the Company’s Board of Directors determines in good faith after consultation with outside legal counsel and the Company’s financial advisor that it is necessary to do so in order to act in a manner consistent with their fiduciary duties under applicable Law; provided that Section 6.2 shall govern the withholding, withdrawing, amendment or modifying of such recommendation in the circumstances described therein.

     6.4.     Information Supplied. (a) The Company agrees, as to itself and its Subsidiaries, that none of the information included or incorporated by reference (i) in the Proxy Statement and any amendment or supplement thereto, at the date of mailing to shareholders and at the time of the Company Shareholder Meeting, and (ii) in any other filings required to be made by the Company with the SEC in connection with the Amalgamation, or any amendment or supplement thereto (collectively, the “Other Filings”), at the time of filing and at any distribution or dissemination thereof, will

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ANNEX A

contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company’s covenants contained in clauses (i) and (ii) above will not apply to statements or omissions included in the Proxy Statement or any Other Filings based upon information furnished in writing to the Company by Parent or Amalgamation Sub specifically for use therein. The Company agrees that the Proxy Statement and any Other Filings, and any amendments or supplements thereto, when filed by the Company with the SEC, or when distributed or otherwise disseminated to the Company’s shareholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act (including a form of proxy statement that complies as to form in all material respects with the requirements of Section 14(a) of the Exchange Act as if such section were applicable to the Company) and other applicable Laws.

     (b)     Parent agrees, as to itself and Amalgamation Sub, that none of the information supplied or to be supplied by it or Amalgamation Sub in writing specifically for use in (i) the Proxy Statement and any amendment or supplement thereto, at the date of mailing to shareholders and at the time of the Company Shareholders Meeting, or (ii) any Other Filing, at the time of filing and at any distribution or dissemination thereof, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     6.5.     Filings; Other Actions; Notification. (a) In connection with the Company Shareholders Meeting, the Company shall as promptly as reasonably practicable prepare a proxy statement relating to the transactions contemplated by this Agreement and the Amalgamation (the “Proxy Statement”) in accordance with applicable Law, including the Bermuda Act, and shall file or furnish the Proxy Statement with the SEC no later than thirty (30) days after the date of this Agreement. The Company shall mail the Proxy Statement to its shareholders as promptly as reasonably practicable thereafter. The Company shall as promptly as practicable notify Parent and Amalgamation Sub of the receipt of any oral or written comments from the SEC relating to any request from the SEC for amendments of, or supplements to, the Proxy Statement, as well as any request by the SEC for additional information relating to the Proxy Statement. The Company (in consultation with Parent and Amalgamation Sub) shall use its reasonable best efforts to respond to the comments of the SEC, if any, with respect to the Proxy Statement (including filing all exhibits and other document required to be so filed with the SEC in response to such comments). The Company shall provide Parent and Amalgamation Sub with a reasonable opportunity to review and comment on drafts of the Proxy Statement (including each amendment or supplement thereto) and all responses to requests, if any, for additional information by and replies to comments of the SEC, prior to filing such with, or sending such to, the SEC. If at any time prior to the Company Shareholders Meeting, any information should be discovered by any party that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any untrue statement of a material fact or omit to

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ANNEX A

state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the shareholders of the Company; provided that prior to such mailing of any amendment or supplement, the Company shall provide Parent with the right to review and comment on such amendment or supplement as described in this Section 6.5. Subject to Section 6.2, the Proxy Statement shall contain the Company Recommendation.

     (b)     The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part hereunder and applicable Laws to consummate and make effective the Amalgamation and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party (including shareholders) and/or any Governmental Entity in order to consummate the Amalgamation or any of the other transactions contemplated hereby. Subject to Section 6.5(a) and applicable Laws relating to the exchange of information, to the extent practicable, Parent and the Company shall have the right to reasonably collaborate in connection with any communication that Parent or the Company makes to any Governmental Entity regarding the Amalgamation and the other transactions contemplated hereby before such communication is made.

     (c)     The Company shall, upon request by Parent, furnish Parent, the SEC and any other Governmental Entities with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent to any third party and/or any Governmental Entity in connection with the Amalgamation and the transactions contemplated hereby.

     (d)     Parent shall, upon request by the Company, furnish the Company, the SEC and any other Governmental Entities with all information concerning itself and Amalgamation Sub and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of the Company or any of its Subsidiaries to any third party and/or any Governmental Entity in connection with the Amalgamation and the transactions contemplated hereby.

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     (e)     The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by Parent, Amalgamation Sub, the Company or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Amalgamation and the other transactions contemplated hereby.

     6.6.     Access. Upon reasonable notice, and except as may otherwise be required by applicable Law, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers, employees, counsel, accountants and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts, records, officers, employees and representatives and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties, Contracts, financial data, personnel and other information as may reasonably be requested, provided that the foregoing shall not require the Company or any of its Subsidiaries to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this Section shall be directed to an executive officer of the Company, as the case may be, or such Person as may be designated by the Company’s officers, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

     6.7.     Publicity. The initial press release with respect to the transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Amalgamation and the other transactions contemplated hereby and prior to making any filings with any third party and/or any Governmental Entity (including any national securities interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities interdealer quotation service.

     6.8.     Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Amalgamation and the other transactions contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of any party to effect the Amalgamation and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representation or warranty requiring

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ANNEX A

disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

     6.9.     FIRPTA Certificate. Prior to the Application Date, the Company shall deliver to Parent such forms and certificates, duly executed and acknowledged, in form and substance reasonably satisfactory to Parent, certifying that the Amalgamation is exempt from withholding under Section 1445 of the Code.

     6.10.     Benefits. Subject to the terms of any collective bargaining agreement currently in effect or which may be in effect in the future, Parent agrees that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company and each of its Subsidiaries will continue to be provided with benefits under employee benefit plans that will be substantially similar in the aggregate to those currently provided by the Company and each of its Subsidiaries to such employees. Parent shall, or shall cause the Amalgamated Company to, honor in accordance with their terms: (a) all employee benefit obligations to current and former employees of the Company accrued as of the Effective Time, (b) to the extent set forth in the Company Disclosure Letter, all employment or severance agreements entered into prior to the date hereof and (c) the severance plan terms set forth in the Company Disclosure Letter without amendment for one year immediately following the Effective Time. Subject to the terms of any collective bargaining agreement currently in effect or which may be in effect in the future, Parent will cause each employee benefit plan of Parent in which employees of the Company are eligible to participate to take into account for purposes of eligibility, vesting and benefit accrual (other than benefit accrual under any defined benefit pension plan) thereunder the service of such employees with the Company as if such service were with Parent to the same extent that such service was credited under a comparable plan of the Company.

     6.11.     Expenses. The Amalgamated Company shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Amalgamated Company for such charges and expenses. Whether or not the Amalgamation is consummated, except as set forth in Section 8.5(b), Section 8.5(c) and Section 8.5(d), all costs and expenses incurred in connection with this Agreement and the Amalgamation and the other transactions contemplated hereby shall be paid by the party incurring such expense.

     6.12.     Indemnification; Directors’ and Officers’ Insurance. (a) Parent and the Amalgamated Company jointly and severally shall indemnify and hold harmless, to the extent permitted under the Company’s memorandum of association and by-laws and indemnification agreements, if any, in existence on the date of this Agreement, each present and former director, officer and employee of the Company and each of its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to

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matters existing or occurring at or prior to the Effective Time, including the transactions contemplated hereby.

     (b)     Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify in writing Parent or the Amalgamated Company, but the failure to so notify shall not relieve Parent or the Amalgamated Company of any liability it may have to such Indemnified Party if such failure does not materially prejudice Parent or the Amalgamated Company. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Amalgamated Company shall have the right to assume the defense thereof and neither Parent nor the Amalgamated Company shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Amalgamated Company elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Amalgamated Company and the Indemnified Parties such that it would be unethical or inappropriate for the same counsel to represent both the Indemnified Parties, on one hand, and Parent and Amalgamation Sub, on the other hand, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Amalgamated Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties reasonably promptly as statements therefor are received; provided, however, that Parent and the Amalgamated Company shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties (in addition to any local counsel) unless the use of one counsel for such Indemnified Parties would present such counsel with such a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) neither Parent nor the Amalgamated Company shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided, further, that neither Parent nor the Amalgamated Company shall have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Parent may not agree to any settlement of any such claim or action, other than solely for monetary damages for which Parent shall be responsible hereunder, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, unless such settlement includes an explicit and unconditional release from the party bringing such claim. In any action hereunder as to which Parent has assumed the defense thereof, the Indemnified Party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but Parent shall not be obligated hereunder to reimburse the indemnified party of the costs or expenses thereof, except as otherwise provided in this Section. If the indemnity provided for by this Section is not available with respect to any Indemnified Party, then the Amalgamated Company and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

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ANNEX A

     (c)     The Amalgamated Company shall maintain, and Parent shall cause the Amalgamated Company to maintain, the Company’s existing officers’ and directors’ liability insurance for a period of six years after the Effective Time (provided that coverage limits in the aggregate for the entire six-year period are not less than the current annual limits, provided, further, that if such coverage is unavailable, the Amalgamated Company shall use its reasonable best efforts to obtain substantially equivalent coverage) with respect to claims arising from facts or events that occurred prior to the Effective Time; provided, however, that in no event shall the Amalgamated Company be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance; provided further, however, that if the premiums for such coverage exceed such amount, the Amalgamated Company shall purchase a policy with the greatest coverage available for such 200% of the current annual premiums paid by the Company. In lieu of the foregoing, Parent or the Amalgamated Company may obtain a “tail” policy of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers covering events occurring at or prior to the Effective Time for a period of not fewer than six (6) years after the Effective Time at a cost not to exceed 200% of the current annual premiums paid by the Company for the year ended December 31, 2005.

     (d)     If Parent or the Amalgamated Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Amalgamated Company shall assume all of the obligations set forth in this Section.

     (e)     The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

     6.13.     Guarantee. Mattel hereby fully and unconditionally guarantees to the Company the performance of all obligations hereunder of Parent, Amalgamation Sub and any of their respective assignees permitted under Section 9.13 (the “Permitted Assignees”) and the due and punctual payment by Parent, Amalgamation Sub and any of their respective Permitted Assignees in full of any amounts payable by Parent, Amalgamation Sub and any of their respective Permitted Assignees pursuant to this Agreement.

ARTICLE VII

Conditions

     7.1.     Conditions to Each Party’s Obligation to Effect the Amalgamation. The respective obligation of each party to effect the Amalgamation is subject to the

32

ANNEX A

satisfaction or waiver at or prior to the Application Date of each of the following conditions:

     (a)     Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the memorandum of association and the bye-laws of the Company.

     (b)     Regulatory Consents. The waiting period applicable to the consummation of the Amalgamation under the HSR Act shall have expired or been terminated and, other than the filing provided for in Section 1.2, all notices, reports and other filings required to be made prior to the Application Date by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Application Date by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Amalgamation and the other transactions contemplated hereby by the Company, Parent and Amalgamation Sub shall have been made or obtained (as the case may be).

     (c)     Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (collectively, an “Order”) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Amalgamation or the other transactions contemplated hereby.

     7.2.     Conditions to Obligations of Parent and Amalgamation Sub. The obligations of Parent and Amalgamation Sub to effect the Amalgamation are also subject to the satisfaction or waiver by Parent at or prior to the Application Date of the following conditions:

     (a)     Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Application Date as though made on and as of the Application Date (except to the extent any such representation or warranty expressly speaks as of an earlier date), and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; provided, however, that notwithstanding anything herein to the contrary, this subsection shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or would reasonably be likely to have, a Company Material Adverse Effect or would reasonably be likely to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby; provided, further, that in determining, solely for purposes of this subsection, whether the failure of such representations or warranties to be so true and

33

ANNEX A

correct, individually or in the aggregate, has had, or would reasonably be likely to have, a Company Material Adverse Effect, any materiality exceptions contained in such representations and warranties shall not be considered.

     (b)     Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Application Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

     (c)     No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

     7.3.     Conditions to Obligation of the Company. The obligation of the Company to effect the Amalgamation is also subject to the satisfaction or waiver by the Company at or prior to the Application Date of the following conditions:

     (a)     Representations and Warranties. The representations and warranties of Parent and Amalgamation Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Application Date as though made on and as of the Application Date (except to the extent any such representation and warranty expressly speaks as of an earlier date), and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent and an executive officer of Amalgamation Sub to such effect; provided, however, that notwithstanding anything herein to the contrary, this subsection shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, would reasonably be likely to have a Parent Material Adverse Effect.

     (b)     Performance of Obligations of Parent and Amalgamation Sub. Each of Parent and Amalgamation Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Application Date, and the Company shall have received a certificate signed on behalf of Parent and Amalgamation Sub by an executive officer of Parent and an executive officer of Amalgamation Sub to such effect.

ARTICLE VIII

Termination

     8.1.     Termination by Mutual Consent. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company referred to in

34

ANNEX A

Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

     8.2.     Termination by Either Parent or the Company. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (a) the Amalgamation shall not have been consummated by December 15, 2006, whether such date is before or after the date of approval by the shareholders of the Company (the “Original Termination Date”); provided, however, that if the only condition to the closing that remains unsatisfied (except for any condition that by its terms can only be satisfied at the Closing) on the Original Termination Date are any or all of the conditions set forth in Section 7.1(b) and Section 7.1(c) hereof, and such conditions are capable of being satisfied on or prior to January 31, 2007 (such later date being referred to herein as the “Outside Termination Date”), then the Original Termination Date shall be automatically extended to the Outside Termination Date without further action by or consent of any of the parties hereto, (b) the approval of the Company’s shareholders required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Amalgamation shall become final and non-appealable (whether before or after the approval by the shareholders of the Company); provided, that the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the cause of, or resulted in, the occurrence of the failure of the Amalgamation to be consummated.

     8.3.     Termination by the Company. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of the Company:

     (a)     if, prior to obtaining the Company Requisite Vote, (i) the Company is not in material breach of any of the terms of this Agreement, and (ii) if permitted by, and in compliance with, Section 6.2, the Board of Directors of the Company authorizes the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal; or

     (b)     if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Amalgamation Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 20 days after written notice thereof is given by the Company to Parent.

     8.4.     Termination by Parent. This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Parent if (a) the Board of Directors of the Company shall have

35

ANNEX A

withdrawn or adversely modified its approval or recommendation of this Agreement, recommended to the shareholders of the Company that they approve an Acquisition Proposal or failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so, (b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 20 days after written notice thereof is given by Parent to the Company, or (c) there has been any event, development or change of circumstance that constitutes, has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and such Company Material Adverse Effect is not cured within 20 days after written notice thereof.

     8.5.     Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Amalgamation pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.

     (b)     Without limiting Parent’s rights under Section 8.5(c) or 8.5(d), the Company shall pay Parent a termination fee of $6,940,764 (the “Termination Fee”), plus up to an aggregate amount of $1,500,000 of all out-of-pocket expenses of Parent and its Affiliates, including fees and expenses of financial advisors, outside legal counsel, accountants, experts and consultants incurred by Parent and its Affiliates or on their respective behalf in connection with or related to this Agreement and the transactions contemplated hereby (the “Parent Expenses”) in the event that this Agreement is terminated (i) by the Company pursuant to Section 8.3(a), or (ii) by Parent pursuant to Section 8.4(b), if, solely with respect to the foregoing clause (ii), (A) an Acquisition Proposal shall have been made to the Company or its shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal with respect to the Company prior to such termination and (B) within 12 months of such termination, the Company consummates a definitive agreement with respect to an Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to fifty percent (50%)). In the event of a Termination Fee and Parent Expenses payable pursuant to Section 8.5(b)(i), such fee and expenses shall be paid to Parent upon termination of this Agreement, and in the event of a Termination Fee and Parent Expenses payable pursuant to Section 8.5(b)(ii), such fee and expenses shall be paid to Parent upon the consummation of the definitive agreement in connection with the applicable Acquisition Proposal.

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ANNEX A

     (c)     If this Agreement is terminated by Parent pursuant to Section 8.4(a), then, without limiting Parent’s rights under Section 8.5(b) or 8.5(d), upon termination of this Agreement, the Company shall pay to Parent an amount equal to the Parent Expenses; provided, however, that if within 12 months of such termination, the Company enters into or consummates a definitive agreement with respect to an Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to fifty percent (50%)), then the Company shall also pay to Parent an amount equal to the Termination Fee upon consummation of such definitive agreement (even if such consummation occurs following such 12 month period).

     (d)     If this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b), then, without limiting Parent’s rights under Section 8.5(b) or 8.5(c), upon termination of this Agreement, the Company shall pay to Parent an amount equal to the Parent Expenses; provided, however, that if (A) an Acquisition Proposal shall have been made to the Company or its shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal with respect to the Company prior to such termination and (B) within 12 months of such termination, the Company enters into or consummates a definitive agreement with respect to an Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to fifty percent (50%)), then upon the earlier of the execution or consummation of such definitive agreement, the Company shall also pay to Parent an amount equal to the Termination Fee.

     (e)     The Company’s payment of the Termination Fee and Parent Expenses, as applicable, shall be the sole and exclusive remedy of Parent and Amalgamation Sub against the Company and its Subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the breach of any covenant or agreement giving rise to such payment. Parent and the Company acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay promptly any amount due pursuant to this Section 8.5 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount set forth in this Section 8.5, the non-prevailing party shall pay the prevailing party’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

ARTICLE IX

Miscellaneous and General

     9.1.     Survival. Article IV, this Article IX and the agreements of the Company, Parent and Amalgamation Sub contained in Sections 6.7 (Publicity), 6.10 (Benefits), 6.11 (Expenses) and 6.12 (Indemnification; Directors’ and Officers’

37

ANNEX A

Insurance) shall survive the consummation of the Amalgamation. This Article IX, the agreements of the Company, Parent and Amalgamation Sub contained in Section 6.11 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Amalgamation or the termination of this Agreement.

     9.2.     Modification or Amendment. Subject to the provisions of the applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     9.3.     Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Amalgamation are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     9.4.     Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     9.5.     GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

     9.6.     Consent to Jurisdiction. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any federal court located in the state of Delaware (and any courts from which appeals from judgments of that court are heard) as to any dispute or claim as to which there is subject matter jurisdiction in that court and, for all other disputes or claims, the parties consent to exclusive jurisdiction in any state court in the state of Delaware (and any courts from which appeals from judgments of that court are heard) in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Federal court or, to the extent there is no subject matter jurisdiction in such Federal court, in such state court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or

38

ANNEX A

proceeding in any such Delaware Federal or state court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Federal or state court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.7. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

     (b)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6(b).

     9.7.     Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, and shall be deemed delivered on the date delivered if by personal delivery, on the date upon which receipt is signed or delivery is made if mailed by registered or certified mail or on the date sent by facsimile if the appropriate facsimile confirmation is received by the sender:

if to Parent or Amalgamation Sub: Mattel, Inc. 333 Continental Boulevard El Segundo, CA 90245-5012 Attention: Robert Normile fax: (310) 252-2567

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ANNEX A

with a copy to:

James Beaubien
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007
fax: (213) 891-8763

if to the Company:

Radica Games Limited
180 S. Lake Avenue, Suite 440
Pasadena, CA 91101
Attention: Patrick Feely
fax: (626) 744-1155

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
fax: (310) 712-8800

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

     9.8.     Entire Agreement; No Other Representations. This Agreement (including any exhibits hereto), the Voting Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated April 11, 2006, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, AMALGAMATION SUB OR THE COMPANY MAKE ANY OTHER REPRESENTATIONS OR WARRANTIES.

     9.9.     Parties in Interest; No Third Party Beneficiaries. Subject to Section 9.13 (Assignment), this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Except as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

40

ANNEX A

     9.10.     Obligations of Parent and of the Company. Whenever this Agreement requires Amalgamation Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Amalgamation Sub to take such action. Whenever this Agreement requires any of the Subsidiaries of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Amalgamated Company to cause such Subsidiary to take such action.

     9.11.     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     9.12.     Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     9.13.     Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of Parent or the Company; provided, that Parent and the Amalgamation Sub may assign any of its rights and obligations hereunder, in whole or in part, to any Affiliate or Subsidiary of Parent without obtaining the consent of the Company and any such assignment shall not relieve Parent or Amalgamation Sub of its obligations hereunder; provided, further, that Amalgamation Sub may only assign its rights and obligations hereunder to a company incorporated and governed by the laws of Bermuda.

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ANNEX A

     9.14.     Specific Performance. The parties agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms of this Agreement, in addition to any other remedy at law or equity.

(Signature Page Follows)

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ANNEX A

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MATTEL FOREIGN HOLDINGS, LTD.

By	/s/ Bryan Stockton
	Name:	Bryan Stockton
	Title:	President

MATTEL ENTERPRISES, LTD.

By	/s/ Bryan Stockton
	Name:	Bryan Stockton
	Title:	President

RADICA GAMES LIMITED

By	/s/ Patrick Feely
	Name:	Patrick Feely
	Title:	Chief Executive Officer

MATTEL, INC.,
solely with respect to Section 6.13

By	/s/ Andrew Vollero
	Name:	Andrew Vollero
	Title:	Senior Vice President,
Strategic Planning and M&A

AGREEMENT AND PLAN OF AMALGAMATION

ANNEX A

DEFINITIONS

     “1994 Stock Plan” shall have the meaning set forth in Section 4.3 of this Agreement.

     “2004 Stock Plan” shall have the meaning set forth in Section 4.3 of this Agreement.

     “Acquisition Proposal” shall have the meaning set forth in Section 6.2(a) of this Agreement.

     “Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

     “Agreement” shall have the meaning set forth in the Preamble of this Agreement.

     “Amalgamated Company” shall have the meaning set forth in Section 1.1 of this Agreement.

     “Amalgamation” shall have the meaning set forth in Section 1.1 of this Agreement.

     “Amalgamation Consideration” shall have the meaning set forth in Section 4.1(a) of this Agreement.

     “Amalgamation Sub” shall have the meaning set forth in the Preamble of this Agreement.

     “Application Date” shall have the meaning set forth in Section 1.2 of this Agreement.

     “Bankruptcy and Equity Exception” shall have the meaning set forth in Section 5.1(c)(i) of this Agreement.

     “Benefit Plans” shall have the meaning set forth in Section 5.1(i)(i) of this Agreement.

     “Bermuda Act” shall have the meaning set forth in Section 1.1 of this Agreement.

ANNEX A

     “Bermuda Registrar” shall have the meaning set forth in Section 1.2 of this Agreement.

     “Business Intellectual Property” shall have the meaning set forth in Section 5.1(q)(ii) of this Agreement.

     “Bye-Laws” shall have the meaning set forth in Section 2.2 of this Agreement.

     “Certificate” shall have the meaning set forth in Section 4.1(a) of this Agreement.

     “Code” shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

     “Company” shall have the meaning set forth in the Preamble of this Agreement.

     “Company Disclosure Letter” shall have the meaning set forth in Section 5.1 of this Agreement.

     “Company Material Adverse Effect” shall mean any change, event or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any change, event or effect resulting from any of the following shall not be considered when determining if a Company Material Adverse Effect has occurred: (i) any change in law, rule or regulation or generally accepted accounting principles or interpretations thereof applicable to the Company, (ii) any change in economic or business conditions generally or in the handheld games industry specifically (in each case, not having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole), (iii) the public announcement of the transactions contemplated hereby, (iv) any change in trading prices of the Shares in and of itself (provided, that the reasons for a change in the trading prices of the Shares may be considered when determining if a Company Material Adverse Effect has occurred), or (v) the engagement by the United States in hostilities pursuant to the declaration of war, or the occurrence of any terrorist attack upon or within the United States.

     “Company Option” shall have the meaning set forth in Section 4.3 of this Agreement.

     “Company Recommendation” shall have the meaning set forth in Section 5.1(c)(ii) of this Agreement.

     “Company Reports” shall have the meaning set forth in Section 5.1(e)(i) of this Agreement.

ANNEX A

     “Company Requisite Vote” shall have the meaning set forth in Section 5.1(c)(i) of this Agreement.

     “Company Shareholders Meeting” shall have the meaning set forth in Section 6.3 of this Agreement.

     “Confidentiality Agreement” shall have the meaning set forth in Section 9.8 of this Agreement.

     “Contract” shall mean any agreement, lease, license, sublicense, commitment, contract, note, mortgage, guarantee or other obligation, together with any amendments or modifications thereto and restatements thereof.

     “Dissenting Shareholders” shall have the meaning set forth in Section 4.4 of this Agreement.

     “Dissenting Shares” shall have the meaning set forth in Section 4.4 of this Agreement.

     “Effective Time” shall have the meaning set forth in Section 1.2 of this Agreement.

     “Employees” shall have the meaning set forth in Section 5.1(i)(i) of this Agreement.

     “Environmental Law” shall mean any applicable foreign, federal, state or local Law, statute, rule of common Law, regulation, code, license, permit, order, judgment, enforceable policy, decree or injunction from any Governmental Entity (including European Union Directives 2002/95/EC, 2002/96/EC and 2005/84/EC) (A) relating to the protection of human health or the environment (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of Hazardous Substances, in each case as presently in effect.

     “ERISA” shall have the meaning set forth in Section 5.1(i)(i) of this Agreement.

     “ERISA Plans” shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

     “Exchange Act” shall have the meaning set forth in Section 5.1(d)(i) of this Agreement.

     “Excluded Share” shall have the meaning set forth in Section 4.1(a) of this Agreement.

ANNEX A

     “GAAP” shall have the meaning set forth in Section 5.1(e)(i) of this Agreement.

     “Governmental Entity” shall have the meaning set forth in Section 5.1(d)(i) of this Agreement.

     “Hazardous Substance” shall mean any substance, pollutant, chemical, material or waste, whether solid, liquid or gas, to the extent presently listed, defined, designated, classified or regulated as hazardous, toxic, reactive, corrosive, ignitable, flammable or radioactive under any applicable Environmental Law including petroleum and any derivative or by-products thereof, asbestos and mold.

     “HSR Act” shall have the meaning set forth in Section 5.1(d)(i) of this Agreement.

     “Indemnified Parties” shall have the meaning set forth in Section 6.12(a) of this Agreement.

     “Intellectual Property” shall mean all right, title and interest in and to all patents, patent applications, patent infringement claims, mask works, copyrights, copyright registrations, copyright renewal rights, copyright termination rights, copyright infringement claims, rights to copyright rights and actions for accountings, trademarks, tradenames, trademark and tradename registrations, trademark and tradename registration applications, trademark and tradename registration renewal and amendment rights, trademark and tradename infringement claims, trade secrets, trade secret misappropriation claims, proprietary information, confidential information and other intellectual property rights associated therewith and, in each case, all goodwill associated therewith.

     “IP Licenses” shall mean all Contracts by which the Company or any of its Subsidiaries (i) purport to have the right to Use or permit others to Use Intellectual Property in connection with any Key Product; (ii) receives a right to Use or permit others to Use Intellectual Property, which rights are non-assignable without the consent of the other party to the Contract or subject to a provision triggered upon a change of control requirement; (iii) grants to another Person an exclusive right to Use any Intellectual Property Right; and (iv) receives information technology systems or computers or services related to information technology systems or computers.

     “IRS” shall have the meaning set forth in Section 5.1(i)(i) of this Agreement.

     “Key Products” shall mean any product related to or derived from 20Q, Cube World, Play TV, Digi Makeover, Password Journal, Girl Tech, Tetris, Video Journal, Text Me or Bitty Bytes.

ANNEX A

     “Laws” shall have the meaning set forth in Section 5.1(j)(i) of this Agreement.

     “Leased Properties” shall have the meaning set forth in Section 5.1(p)(i) of this Agreement.

     “Leases” shall have the meaning set forth in Section 5.1(p)(i) of this Agreement.

     “Lien” shall have the meaning set forth in Section 5.1(d)(ii) of this Agreement.

     “Material Contract” shall have the meaning set forth in Section 5.1(g)(i) of this Agreement.

     “Mattel” shall have the meaning set forth in the Preamble of this Agreement.

     “Memorandum of Association” shall have the meaning set forth in Section 2.1 of this Agreement.

     “Multiemployer Plan” shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

     “Navigant” shall have the meaning set forth in Section 5.1(c)(ii) of this Agreement.

     “Non-U.S. Benefit Plans” shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

     “Order” shall have the meaning set forth in Section 7.1(c) of this Agreement.

     “Original Termination Date” shall have the meaning set forth in Section 8.2 of this Agreement.

     “Outside Termination Date” shall have the meaning set forth in Section 8.2 of this Agreement.

     “Other Filings” shall have the meaning set forth in Section 6.4(a) of this Agreement.

     “Owned Intellectual Property” shall have the meaning set forth in Section 5.1(q)(ii) of this Agreement.

     “Parent” shall have the meaning set forth in the Preamble of this Agreement.

ANNEX A

     “Parent Disclosure Letter” shall have the meaning set forth in Section 5.2 of this Agreement.

     “Parent Expenses” shall have the meaning set forth in Section 8.5(b) of this Agreement.

     “Parent Material Adverse Effect” shall mean any change, event or effect that prevents, materially delays or materially impairs the ability of Parent or Amalgamation Sub to consummate the transactions contemplated hereby.

     “Paying Agent” shall have the meaning set forth in Section 4.2(a) of this Agreement.

     “Payment Fund” shall have the meaning set forth in Section 4.2(a) of this Agreement.

     “Pension Plan” shall have the meaning set forth in Section 5.1(i)(ii) of this Agreement.

     “Permits” shall have the meaning set forth in Section 5.1(j)(ii) of this Agreement.

     “Permitted Assignees” shall have the meaning set forth in Section 6.13 of this Agreement.

     “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

     “Proxy Statement” shall have the meaning set forth in Section 6.5(a) of this Agreement.

     “SEC” shall have the meaning set forth in Section 5.1(e)(i) of this Agreement.

     “Securities Act” shall mean the Securities Act of 1933, as amended from time to time, including the rules and regulations promulgated thereunder.

     “Share” shall have the meaning set forth in Section 4.1(a) of this Agreement.

     “Stock Plans” shall have the meaning set forth in Section 4.3 of this Agreement.

     “Subsidiary” shall mean, with respect to any Person, any entity, whether incorporated or unincorporated, (i) of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the

ANNEX A

board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person, (ii) which holds at least 50% of the interests in the profits of such Person, or (iii) is the general partner (in the case of a partner) or the managing member (in the case of a limited liability company).

     “Superior Proposal” shall have the meaning set forth in Section 6.2(b) of this Agreement.

     “Tax” (including, with correlative meaning, the terms “Taxes,” and “Taxable”) shall mean all U.S. federal, state and local and Non-U.S. income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

     “Tax Return” shall mean all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

     “Termination Fee” shall have the meaning set forth in Section 8.5(b) of this Agreement.

     “Third-Party Intellectual Property” shall have the meaning set forth in Section 5.1(q)(iii)(A) of this Agreement.

     “Use” shall have the meaning set forth in Section 5.1(q)(ii) of this Agreement.

     “Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.

ANNEX A

AMALGAMATION AGREEMENT

THIS AGREEMENT is made the __________.

B E T W E E N:

1.	Radica Games Limited, a Bermuda exempted company having its registered office at Clarendon House, Church Street West, Hamilton, Bermuda (“R”); and

2.	Mattel Enterprises, Ltd., a Bermuda exempted company having its registered office at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda (“X”).

W H E R E A S:

R and X have agreed to amalgamate pursuant to the provisions of the Companies Act, 1981 of Bermuda and continue as a Bermuda exempted company on the terms hereinafter appearing (the remaining company to be known in this agreement as the “Amalgamated Company”).

NOW IT IS HEREBY AGREED as follows:

1.	The amalgamation shall occur and a certificate be issued by the Registrar of Companies effective on _________, or as soon thereafter as possible.

2.	The Memorandum of Association of the Amalgamated Company shall be as set forth on Exhibit A hereto and the Amalgamated Company shall be called X.

3.	The Bye-laws of the Amalgamated Company shall be those of X.

4.	The names and addresses of the persons proposed to be directors of the Amalgamated Company are as follows:

	Doug Kerner	Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245, U.S.A.

	Robert Normile	Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245, U.S.A.

	Bryan Stockton	Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245, U.S.A.

B-1

ANNEX A

5.	The authorized capital stock of R consists of 100,000,000 shares of Common Stock, par value $0.01, of which 19,405,736 shares were outstanding as of the close of business on July 14, 2006. Each share of the Common Stock of R issued and outstanding immediately prior to the effective time of the amalgamation (other than shares owned by Mattel, Inc., X or any other direct or indirect subsidiary of Mattel, Inc. or shares that are held in treasury or owned by any direct or indirect subsidiary of X) shall be converted into, and cancelled in exchange for, the right to receive, subject to any required withholding of taxes and without interest, an amount in cash equal to $11.55. Each share of Common Stock, par value $0.01 per share, of X issued and outstanding immediately prior to the effective time of the amalgamation shall be converted into, and cancelled in exchange for, one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Amalgamated Company.

6.	This agreement shall be governed by and construed in accordance with the laws of Bermuda and the parties hereto submit to the non-exclusive jurisdiction of the courts of Bermuda for matters related solely to this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

R
By:

Name: Patrick Feely

Title: Chief Executive Officer

X
By:

Name: Bryan Stockton

Title: President

B-2

ANNEX B

VOTING AGREEMENT

               This VOTING AGREEMENT (this “Agreement”) is entered into as of July 25, 2006, by and among Mattel Foreign Holdings, Ltd., a Bermuda exempted company (“Parent”), and the persons listed on Schedule I hereto (each, together with any permitted assigns hereunder, a “Shareholder,” and, collectively, the “Shareholders”).

R E C I T A L S:

               WHEREAS, concurrently with the execution of this Agreement, Parent, Mattel Enterprises, Ltd., a Bermuda exempted company (“Amalgamation Sub”), and Radica Games Limited, a Bermuda exempted company (the “Company”), have entered into an Agreement and Plan of Amalgamation (as such agreement is amended by the parties thereto, the “Amalgamation Agreement”), pursuant to which the Company and Amalgamation Sub shall amalgamate, with the resulting company continuing to exist as a company incorporated and governed by the laws of Bermuda;

               WHEREAS, as of the date hereof, each Shareholder Beneficially Owns the number of Shares set forth opposite such Shareholder’s name on Schedule I hereto (the “Covered Shares”); and

               WHEREAS, as a condition to and an inducement to Parent and Amalgamation Sub to enter into the Amalgamation Agreement, the Shareholders have agreed to enter into this Agreement.

               NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Definitions

     1.1     Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Amalgamation Agreement.

     1.2     Other Definitions. For purposes of this Agreement:

     (a)     “Beneficially Own” or “Beneficial Ownership,” with respect to any securities, shall mean having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3(a) under the Exchange Act. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person include securities Beneficially Owned by all other Persons with whom such Person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

ANNEX B

     (b)     “Constructive Sale” means, with respect to any security, a short sale or entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership of such security.

     (c)     “Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, gift, placement in trust, Constructive Sale or other disposition of such security (excluding transfers by testamentary or intestate succession), of any right, title or interest in such security (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) or of the record or Beneficial Ownership of such security, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

ARTICLE II

Voting

     2.1     Agreement to Vote the Shareholder’s Covered Shares. Until the Termination Date (as defined herein), each Shareholder agrees that at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of the Company taken by written consent, such Shareholder will:

     (a)     appear in person or by proxy at each such meeting or otherwise cause such Shareholder’s Covered Shares to be counted as present at such meeting for the purpose of calculating a quorum; and

     (b)     vote (or cause to be voted) all of such Shareholder’s Covered Shares, in accordance with applicable procedures to ensure that such shares are duly counted for purposes of recording the results of such vote:

               (i)     in favor of the approval of the terms of the Amalgamation Agreement, the Amalgamation, the transactions contemplated thereby and any other actions required in furtherance thereof, and

               (ii)     against (A) any Acquisition Proposal, (B) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or business combination between the Company and any other Person (other than the Amalgamation Agreement, the Amalgamation and the transactions contemplated thereby), (C) any material change in the capitalization or corporate structure of the Company or any of its Subsidiaries (other than the Amalgamation Agreement, the Amalgamation and the transactions contemplated thereby), or any amendment to the Company’s memorandum of association or bye-laws, or (D) any action that would reasonably be expected to (I) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under

2

ANNEX B

the Amalgamation Agreement or of such Shareholder under this Agreement, (II) preclude fulfillment of a condition under the Amalgamation Agreement to the obligations of any party thereto to consummate the Amalgamation, or (III) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Amalgamation Agreement or this Agreement.

     2.2     Grant of Irrevocable Proxy.

     (a)     EACH SHAREHOLDER HEREBY GRANTS TO, AND APPOINTS, PARENT, THE EXECUTIVE OFFICERS OF PARENT AND ANY OTHER DESIGNEE OF PARENT, SUCH SHAREHOLDER’S IRREVOCABLE PROXY (UNTIL THE TERMINATION DATE) AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE AND EXERCISE ALL VOTING AND RELATED RIGHTS WITH RESPECT TO, AND TO GRANT A CONSENT OR APPROVAL IN RESPECT OF, THE COVERED SHARES AS INDICATED IN SECTION 2.1. EACH SHAREHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH SHAREHOLDER WITH RESPECT TO THE COVERED SHARES.

     (b)     Except as set forth in Section 2.1, no Shareholder shall be restricted from voting in favor of, against or abstaining with respect to any matter presented to the shareholders of the Company. Parent shall not have the right to vote any Covered Shares at any meeting of the shareholders of the Company other than as provided in this Article II.

ARTICLE III

Covenants

     3.1     Restrictions on Transfer, Proxies and Non-Interference.

     (a)     Each Shareholder agrees that, except as expressly contemplated by the terms of this Agreement or the Amalgamation Agreement, such Shareholder shall not, directly or indirectly: (i) Transfer (or cause or permit the Transfer of) any Covered Shares, (ii) grant a proxy or power of attorney, deposit into any voting trust, enter into any voting agreement or create or permit to exist any Liens with respect to any Covered Shares, or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting such Shareholder’s ability to perform such Shareholder’s obligations under this Agreement. Any Transfer in violation of this provision shall be void. Each Shareholder further agrees to authorize and request the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares and that this Agreement places limits on the voting of

3

ANNEX B

the Covered Shares. If so requested by Parent, each Shareholder agrees that the certificates representing Covered Shares shall bear a legend stating that they are subject to this Agreement and to the irrevocable proxy granted in Section 2.2(a).

     (b)     Each Shareholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, that (i) challenges the validity of, or seeks to enjoin the operation of, any provision of this Agreement or the Amalgamation Agreement, or (ii) alleges that the execution and delivery of this Agreement by such Shareholder, either alone or together with the other voting agreements to be delivered in connection with the execution of the Amalgamation Agreement, or the approval of the Amalgamation Agreement or Agreement by the board of directors of the Company, breaches any fiduciary duty of the board of directors of the Company or any member thereof.

     3.2     Covered Shares. In the event of a stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or similar transaction, the term “Covered Shares,” when used with respect to a Shareholder, shall be deemed to refer to and include such Shareholder’s Covered Shares immediately prior to such transaction, as well as all such stock dividends and distributions and any securities into which or for which any or all of such Shareholder’s Covered Shares may be converted or exchanged or which are received in such transaction.

     3.3     No Solicitation. Each Shareholder agrees that it shall not, directly or indirectly: (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to any Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to a proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, or (iv) enter into an agreement or agreement in principle with respect to an Acquisition Proposal. Each Shareholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Each Shareholder agrees that it will notify Parent promptly (and in any event within twenty-four (24) hours) upon receipt of any Acquisition Proposal by it or any of its representatives, including the material terms of such proposal, the identity of the potential acquiror, any information requested or of any negotiations or discussions being sought to be initiated with such Shareholder or the Company.

     3.4     Appraisal Rights. Each Shareholder hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Amalgamation or any related transaction that such Shareholder may directly or indirectly have by virtue of the ownership of any Covered Shares.

4

ANNEX B

     3.5     Publication.

     (a)     Each Shareholder hereby permits Parent to publish and disclose in any document and/or schedule filed by Parent or any of its Affiliates with the SEC such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s obligations pursuant to this Agreement.

     (b)     No Shareholder shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Amalgamation Agreement) with respect to this Agreement, the Amalgamation Agreement or the other transactions contemplated hereby and thereby without the prior consent of Parent.

     3.6     Shareholder Capacity. Each Shareholder acknowledges that such Shareholder is an informed and sophisticated investor and, together with such Shareholder’s advisors, has undertaken such investigation as such Shareholder has deemed necessary, including the review of the Amalgamation Agreement and this Agreement, to enable such Shareholder to make an informed decision with respect to the Amalgamation Agreement, this Agreement and the transactions contemplated thereby and hereby.

     3.7     Further Actions. Each of the Shareholders agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement and the transactions contemplated by the Amalgamation Agreement.

ARTICLE IV

Representations and Warranties of the Shareholders

     Each Shareholder hereby represents and warrants to Parent, as follows:

     4.1     Authority. Such Shareholder has all requisite legal capacity, power and authority and has taken all corporate and other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized and executed and delivered by such Shareholder and is a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     4.2     Ownership of Covered Shares. As of the date hereof, such Shareholder has the sole power to vote and dispose of such Shareholder’s Covered Shares for and on behalf of all Beneficial Owners of such Covered Shares. Such Shareholder Beneficially Owns the Covered Shares, free and clear of all Liens. Such Shareholder has not appointed or granted any proxy that is still in effect with respect to any Covered Shares.

5

ANNEX B

     4.3     No Conflicts.

     (a)     Other than the filings and/or notices under the Exchange Act, no notices, reports or other filings are required to be made by such Shareholder with, nor are any consents, waivers, registrations, approvals, permits, authorizations, notices or filings required to be made or obtained by such Shareholder to or from, any Governmental Entity in connection with the execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the ability of such Shareholder to consummate the transactions contemplated hereby.

     (b)     The execution, delivery and performance of this Agreement by such Shareholder do not, and the consummation by such Shareholder and the other transactions contemplated hereby will not, constitute or result in (i) if such Shareholder is an entity, a breach or violation of, or a default under, the memorandum of association, bye-laws or comparable organizational documents of such Shareholder, (ii) a breach or violation of, or a default, termination or cancellation under, or the acceleration of any obligations or the creation of a Lien on the assets of such Shareholder pursuant to any Contracts binding upon such Shareholder or any Law or Order applicable to such Shareholder or by which its properties is bound or affected or (iii) any change in the rights or obligations of any party (including requiring any consents or waivers) under any of the Contracts, except, in the case of clause (ii) or (iii) above, for any breach, violation, default, termination, cancellation, acceleration, Lien or change that, individually or in the aggregate, would not reasonably be likely to prevent, materially delay or materially impair the ability of such Shareholder to consummate the transactions contemplated hereby.

     4.4     Reliance by Parent. Such Shareholder understands and acknowledges that Parent is entering into the Amalgamation Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder.

ARTICLE V

Termination

     5.1     Termination. This Agreement shall terminate, and none of Parent or any of the Shareholders shall have any further rights or obligations hereunder, upon the earlier to occur of the Effective Time and the date that is nine months following the date of termination of the Amalgamation Agreement; provided, however, that if the Company enters into a definitive agreement with respect to an Acquisition Proposal within such nine month period, this Agreement will terminate upon the consummation or termination of such definitive agreement. Notwithstanding the previous sentence, this Agreement shall terminate automatically upon termination of the Amalgamation Agreement if:

     (a)     the Amalgamation Agreement is terminated pursuant to Section 8.1, 8.2(c), 8.3(b) or 8.4(c) thereof, or

6

ANNEX B

     (b)     the Amalgamation Agreement is terminated pursuant to Section 8.2(a) or 8.4(b) thereof (except for any termination based on the Company’s breach of Section 6.2 of the Amalgamation Agreement) and, prior to termination of the Amalgamation Agreement, (i) no Acquisition Proposal shall have been made to the Company or its shareholders and (ii) no Person shall have publicly announced an intention to make an Acquisition Proposal with respect to the Company.

               Any date on which the Agreement is terminated under this Section 5.1 shall be referred to as the “Termination Date.” Notwithstanding the foregoing, this Section 5.1 and Articles IV and VI of this Agreement shall survive the termination of this Agreement.

ARTICLE VI

Miscellaneous

     6.1     Entire Agreement. This Agreement, together with the Amalgamation Agreement, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, between the parties, with respect to the subject matter hereof.

     6.2     Amendments, Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     6.3     Specific Performance. The parties agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms of this Agreement, in addition to any other remedy at law or equity. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform such party’s obligations under this Agreement.

     6.4     Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, and shall be deemed delivered on the date delivered if by personal delivery, on the date upon which receipt is signed or delivery is made if mailed by registered or certified mail or on the date sent by facsimile if the appropriate facsimile confirmation is received by the sender:

7

ANNEX B

If to Parent:

Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Attention: Robert Normile
fax: (310) 252-2567

with a copy to:

James Beaubien
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007
fax: (213) 891-8763

If to a Shareholder, addressed to such Shareholder at the address and facsimile number set forth on Schedule II hereto, with a copy to:

Dennis W. Harwood
Barger & Wolen LLP
19800 MacArthur Boulevard
Eighth Floor
Irvine, CA 92612-2427
fax: (949) 752-6313

Such notices shall be sent to such other persons or addresses as may be designated in writing by the party to receive such notices as provided above.

     6.5     Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     6.6     Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party; provided, that Parent may assign any of its rights and obligations hereunder, in whole or

8

ANNEX B

in part, to any Affiliate or Subsidiary of Parent without obtaining the consent of the Shareholder and any such assignment shall not relieve Parent of its obligations hereunder.

     6.7     Parties in Interest; No Third Party Beneficiaries. Subject to Section 6.6 (Assignment), this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     6.8     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provisions shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     6.9     GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

     6.10     Consent to Jurisdiction.

     (a)     Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any federal court located in the state of Delaware (and any courts from which appeals from judgments of that court are heard) as to any dispute or claim as to which there is subject matter jurisdiction in that court and, for all other disputes or claims, the parties consent to exclusive jurisdiction in any state court in the state of Delaware (and any courts from which appeals from judgments of that court are heard) in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Federal court or, to the extent there is no subject matter jurisdiction in such Federal court, in such state court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Federal or state court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Federal or state court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each

9

ANNEX B

party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 6.4. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

     (b)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.10(b).

     6.11     Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(Signature Pages Follow)

10

ANNEX B

               IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

MATTEL FOREIGN HOLDINGS, LTD.

By:	/s/ Bryan Stockton
Name: Bryan Stockton
Title: President

ANNEX B

Richard H. Pickup

By:	/s/ Richard H. Pickup
Name: Richard H. Pickup

ANNEX B

Dito Devcar Corporation, a Nevada corporation

By:	/s/ Richard H. Pickup
Name: Richard H. Pickup
Title: President

ANNEX B

Dito Caree Limited Partnership, a Nevada limited partnership

By:	Gamebusters, Inc.,
a Nevada corporation
Title: Sole General Partner

	By:	/s/ Joseph W. Moody
Name: Joseph W. Moody
Title: President

ANNEX B

Pickup Family Trust, dated January 5, 1980, as amended and restated

By:	/s/ Richard H. Pickup
Name: Richard H. Pickup
Title: Trustee

ANNEX B

The Richard H. Pickup Employee MMP PL

By:	/s/ Richard H. Pickup
Name: Richard H. Pickup
Title: Trustee

ANNEX B

Pickup Charitable Unitrust, II dated May 12, 1993

By:	/s/ Dennis Harwood
Name: Dennis Harwood
Title: Trustee

ANNEX C
300 South Grand Avenue 29th Floor Los Angeles, CA 90071 213.670.3200 phone 213.670.3250 fax

July 25, 2006

The Board of Directors
Radica Games Limited
2730 Solari Drive
Reno, NV 89509

Gentlemen:

We understand that Radica Games Limited (the “Company”) has agreed to an amalgamation (the “Amalgamation”) whereby Mattel Enterprises, Ltd. (“Amalgamation Sub”), a wholly-owned subsidiary of Mattel Foreign Holdings, Ltd. (“Parent”), a wholly-owned subsidiary of Mattel, Inc. (“Mattel”) will acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company other than shares owned by Mattel, Parent, Amalgamation Sub, or any other direct or indirect subsidiary of Mattel, Parent, or the Company (the “Common Stock”). Pursuant to the Amalgamation, each share of Common Stock will be converted into the right to receive $11.55 in cash.

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the “Public Shareholders” (defined as all shareholders of the Company except the Company’s executive officers and directors) of the consideration to be received by them in connection with the Amalgamation.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. Reviewed certain publicly available business and financial information relating to the Company and the industry in which it operates;

2. Reviewed the draft of the Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) among Parent, Amalgamation Sub, the Company and Mattel dated as of July 25, 2006 and reviewed the draft of the Voting Agreement (the “Voting Agreement”) among the persons listed on Schedule I thereto and Parent dated as of July 25, 2006;

3. Reviewed the operations, financial condition, future prospects, and financial forecasts relating to the business, earnings, cash flow, assets, liabilities, and prospects of the Company prepared by management of the Company;

ANNEX C

Radica Games Limited July 25, 2006 2 of 4

4. Conducted discussions with members of management of the Company concerning the matters described in subparagraphs 1, 2, and 3 above;

5. Visited certain facilities and business offices of the Company;

6. Reviewed the historical market prices, trading activity, and valuation multiples for the Company’s publicly traded securities and compared them with those of certain publicly traded companies;

7. Evaluated a discounted cash flow approach for the Company as a stand-alone entity;

8. Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies;

9. Compared the proposed financial terms of the Amalgamation with the publicly available financial terms of certain other transactions;

10. Participated in certain discussions and negotiations among representatives of the Company and Mattel and their financial and legal advisors;

11. Reviewed the Company’s books, records and minutes of the Board of Directors as well as reports of internal auditors and summaries of any pending litigation; and

12. Conducted such other studies, analyses and inquiries as we have deemed appropriate.

In preparing our Opinion, we have assumed and relied upon, and have not independently verified, the accuracy and completeness of the information reviewed by us with respect to the Company and do not assume any responsibility or liability with respect thereto, and have further relied upon the assurance of management of the Company that it is not aware of any facts that will make such information inaccurate or misleading in any respect material to our analysis. We have not assumed any responsibility or liability for, nor have we made, any physical inspection or independent appraisal of any of the properties or assets of the Company, nor have we been furnished with any such valuation or appraisal. In addition, we have not been asked to, nor have we, evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency, or similar matters. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed, with your consent, that

ANNEX C

Radica Games Limited July 25, 2006 3 of 4

such information has been reasonably prepared in good faith and that it reflects the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. For purposes of this Opinion, we have assumed, with your consent, that the Company is not involved in any material transaction other than the Amalgamation and those activities undertaken in the ordinary course of business.

This Opinion only addresses the matters specifically addressed hereby.  Without limiting the foregoing, this Opinion does not address: (i) matters that require legal, regulatory, accounting, insurance, tax or other professional advice; (ii) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Amalgamation; (iii) the fairness of any portion or aspect of the Amalgamation not expressly addressed in this Opinion; (iv) the fairness of any portion or aspect of the Amalgamation to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion; (v) the relative merits of the Amalgamation as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage; (vi) the tax or legal consequences of the Amalgamation to the Company, its security holders, or any other party; (vii) the degree to which the amount and nature of the compensation from the Amalgamation benefits any individual officers, directors, employees or class of such persons, relative to the benefits to the shareholders of the Company; (viii) whether any security holder should vote in favor of the Amalgamation or (ix) the likely price at which the Common Stock will trade following an announcement of the contemplated Amalgamation. We have not been asked to, and do not, offer any opinion as to the material terms of the Amalgamation Agreement or the form of the Amalgamation.

We have assumed, with your consent, that the Amalgamation will be consummated on the terms and conditions described in the Amalgamation Agreement reviewed by us, without material delay, waiver, amendment or modification of any material term, condition or agreement therein, and that the definitive Amalgamation Agreement and Voting Agreement will not differ in any material respect from the drafts reviewed.

It should be understood that subsequent developments may affect the conclusions expressed in this Opinion if this Opinion were rendered as of a later date, and Navigant Capital Advisors LLC (“Navigant Capital”) disclaims any obligation to advise any person of any change in any manner affecting this Opinion that may come to our attention after the date of this Opinion.

Based upon the foregoing, and in reliance thereon, it is our opinion that, as of the date of this letter, the consideration to be received by the Public Shareholders of the Company in connection with the Amalgamation is fair to them from a financial point of view.

ANNEX C

Radica Games Limited July 25, 2006 4 of 4

This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offer or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Navigant Capital; provided, that Navigant Capital consents to a description of and the inclusion of the text of this Opinion in any filing required to be made by the Company with the Securities and Exchange Commission in connection with the Amalgamation and in materials delivered to the Company’s shareholders that are a part of such filings, provided that any such description or inclusion shall be subject to Navigant Capital’s prior review and approval.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Amalgamation and will receive a fee from the Company for our services, a substantial portion of which is contingent upon the consummation of the Amalgamation. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

Our Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. Our Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our retainer agreement, and subject to the understanding that the obligations of Navigant Capital in connection with this Opinion are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Navigant Capital shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

NAVIGANT CAPITAL ADVISORS, LLC

ANNEX D

Shareholder approval

[§§ 106(1)–(5) intentionally omitted.]

     106     (6)     Any shareholder who did not vote in favour of the amalgamation and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

     (6A)     Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company shall be entitled either—

          (a)     to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or

          (b)     to terminate the amalgamation in accordance with subsection (7).

     (6B)     Where the Court has appraised any shares under subsection (6) and the amalgamation has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

     (6C)     No appeal shall lie from an appraisal by the Court under this section.

     (6D)     The costs of any application to the Court under this section shall be in the discretion of the Court.

[§ 106(7) intentionally omitted.]